Securities and Exchange Commission
                          Washington, D.C. 20549
                        -------------------------

                           Amendment No. 3 to
                             Schedule 13 E-3
                 Transaction Statement Under Section 13(e)
                  of the Securities Exchange Act of 1934
                        -------------------------


                   The American Education Corporation
                          (Name of the Issuer)
                        -------------------------



                   The American Education Corporation
                           Jeffrey E. Butler
                              Newton Fink
                             Monty McCurry
                              Stephen Prust
                  (Name of Person(s) Filing Statement)

               Common Stock, Par Value $0.025 Per Share
                    (Title of Class of Securities)

                               02553P101
                (CUSIP Number of Class of Securities)

                          Jeffrey E. Butler
                          President and CEO
                The American Education Corporation
               7506 N. Broadway Extension, Suite 505
                   Oklahoma City, Oklahoma  73116
                           (405) 840-6031
  (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of Persons Filing Statement)

                        -------------------------

                            with copies to:

                            Jerry A. Warren
                McAfee & Taft A Professional Corporation
                   211 North Robinson, Suite 100
                   Oklahoma City, Oklahoma 73102
                            (405) 235-9621

This statement is filed in connection with (check the appropriate box):

a. __ The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2),
Regulation 14C (Sections 240.14c-1 through 240.14c-101), or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934.
b.  __  The filing of a registration statement under the Securities Act of 1933.
c.  __  A tender offer.
d.  X   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. __

Check the following box if the filing is a final amendment reporting the results of the transaction. __

                       CALCULATION OF FILING FEE

       Transaction Valuation*          Amount of Filing Fee**
       ----------------------          ----------------------
             $498,850                          $99.77

* Estimated maximum price to be paid in lieu of issuance of fractional shares of Common Stock based upon the aggregate number of shares owned by holders of less than 2,000 pre-reverse stock split shares and the estimated number of other fractional shares that would result from the forward stock split.

** Determined pursuant to Rule 0-11(b) (1), as amended by multiplying the transaction value of $498,850 by one-fiftieth of one percent.

    Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. __

    Amount Previously Paid:
    Form or Registration No.:
    Filing Party:
    Date Filed:

                              INTRODUCTION

    This Rule 13E-3 Transaction Statement (the "Schedule 13E-3") is being filed by The American Education Corporation, a Nevada corporation (the "Company"), in connection with a proposed going private transaction in which the Company will effect a 1-for-2,000 reverse stock split of its common stock, par value $0.025 per share (the "Reverse Split"). In the Reverse Split, the holders of the Company's common stock will receive one share of common stock for each 2,000 shares they hold immediately prior to the effective date of the Reverse Split.

    Those stockholders who, immediately following the Reverse Split, would hold only a fraction of a share of Company common stock will, in lieu thereof, be paid an amount, in cash, equal to $1,100 times such fraction of a share and will no longer be stockholders of the Company. Completion of the Reverse Split will result in the Company having less than 300 stockholders of its common stock, enabling it to elect to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934. Stockholders who receive cash in lieu of fractional shares will be entitled to appraisal rights for the "fair value" of their fractional share under Nevada law.

    Immediately after the completion of the 1-for-2,000 Reverse Split, the Company will conduct a 100-for-1 forward stock split for those stockholders, who following the Reverse Split, continue to hold at least one (1) whole share of Company common stock (the "Forward Split"). The Company does not intend to issue any fractional shares of stock as a result of the Forward Split. Each stockholder who would otherwise be entitled to a fractional share of common stock of the Company following the Forward Split will, in lieu thereof, be paid an amount in cash equal to $11.00 per share multiplied by such fraction. The Reverse Split and the Forward Split are referred to collectively herein as the "Transaction."

    Under Nevada law and the Articles of Incorporation of the Company, the board of directors of the Company may amend the Company's Articles of Incorporation to conduct both the Reverse Split and the Forward Split without the approval of the stockholders. Therefore, the Company is not seeking stockholder approval for these actions and no vote is sought in connection with these actions. The Transaction will be conducted upon the terms and subject to the conditions set forth in the Company's disclosure document (the "Disclosure Document").

    The information contained in the Disclosure Document, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Document.

ITEM 1. SUMMARY TERM SHEET. The information set forth in the Disclosure Document under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

    (a) Name and Address. The information set forth in the Disclosure Document under the caption "Introduction-Company" is incorporated herein by reference.

    (b)  Securities.  The information set forth in the Disclosure
Document under the caption "Introduction-Company Securities" is incorporated herein by reference.

    (c) Trading Market and Price. The information set forth in the Disclosure Document under the caption "Introduction-Company Securities" is incorporated herein by reference.

    (d) Dividends. The information set forth in the Disclosure Document under the caption "Introduction-Company Securities" is incorporated herein by reference.

    (e)  Prior Public Offerings.  Not applicable.

    (f) Prior Stock Purchases. Pursuant to the terms of a $300,000 loan from the Company to the Company's President, Mr. Jeffrey E. Butler, in 2000, Mr. Butler was entitled to repay the loan by surrendering shares of Company Common Stock at the higher of market value at the time of the loan commitment or at an amount established by a subsequent independent valuation. Accordingly, in the fourth quarter of 2003, Mr. Butler surrendered 200,000 shares of Common Stock at $1.50 per share, the market value on the date of the loan commitment. See the information set forth under "Introduction - Related Party Transactions" in the Disclosure Document for additional details.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

    (a) Name and Address. The American Education Corporation, the subject company, is the filing person of this Schedule 13E-3. The Company's board of directors will remain directors and stockholders of the private company following the Transaction and, as such, may be considered affiliates of the Company. The directors, Jeffrey E. Butler, Newton Fink, Monty McCurry and Stephen Prust, are also listed as filing persons on this Schedule 13E-3. The information set forth in the Disclosure Document under the captions "Introduction-Company," "Introduction-Security Ownership of Certain Beneficial Owners and Management" and "Introduction-Management" is hereby incorporated by reference.

    (b) Business and Background of Entities. The information set forth in the Disclosure Document under the caption "Introduction-Company" is hereby incorporated by reference.

    (c) Business and Background of Natural Persons. The information set forth in the Disclosure Document under the captions "Introduction-Security Ownership of Certain Beneficial Owners and Management" and "Introduction-Management" is hereby incorporated by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

    (a) Material Terms. The information set forth in the Disclosure Document is hereby incorporated by reference.

    (c) Holders of less than one share following the Reverse Split will be cashed out. Stockholders that would receive a fractional share as a result of the Forward Split will receive cash in lieu of such factional share. Whole shares will not be cashed out.

    (d) The information set forth in the Disclosure Document under the caption "Other Issues Related to the Transaction - Dissenters' Rights" is hereby incorporated by reference.

    (e) Provisions for Unaffiliated Security Holders. The information set forth in the Disclosure Document under the caption "Special Factors - Access Rights" is hereby incorporated by reference.

    (f)  Eligibility for Listing or Trading.  Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) The Company is indebted to two major stockholder affiliates, John D. Garber and Janis L. Butler, the wife of Jeffrey Butler, for convertible subordinated debt in the amount of $305,880, which was advanced in April 2003. The debt bears interest at 8% and the interest is payable quarterly. Principal is due in one payment on September 30, 2006. The debt is subordinated to the debt owed to the Company's senior lender and is convertible into the Company's stock at $0.40 per share.

    On March 30, 2005, the Company entered into a Convertible Note Purchase Agreement with David J. Smith (the "Note Purchaser"). Pursuant to the terms of the Agreement the Company issued the Note Purchaser an unsecured 8% Subordinated Convertible Note (the "Note") in the original aggregate principal amount of $400,000. All principal and interest on the Note is due and payable on March 30, 2007. The Note is convertible at any time at the Note Purchaser's option into shares of the Company's common stock at the initial conversion price of $0.463 per share (the "Conversion Price"), subject to certain anti-dilution adjustments. Based upon the current Conversion

<Page 2>

Price, the Note is convertible into 863,930.89 shares of the Company's common stock. The Company has the option to issue any fractional shares or to pay cash in lieu of any fractional shares. Any shares of common stock issued upon conversion of the Note will have "piggy-back" registration rights.

    See Item 2(f) concerning a loan transaction between the Company and Mr. Butler.

    (b) Significant corporate events. The Company recently completed the sale of all of the stock of its wholly owned subsidiary, Learning Pathways Limited, a United Kingdom corporation. Additionally, the Company merged its wholly owned subsidiaries, Dolphin, Inc. and Projected Learning Programs, Inc. into itself. The information set forth in the Disclosure Document under the caption "Special Factors - Purpose of the Transaction" is incorporated herein by reference.

    (c)  Negotiations or contacts. None.

    (e) Agreements involving the subject company's securities. The information set forth in the Disclosure Document under the caption "Introduction - Securities Ownership of Certain Beneficial Owners and Management" is hereby incorporated by reference with respect to the stock option ownership of the Company's officers and directors.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (b) Use of Securities Acquired. The securities we obtain in the Transaction will be retired.

    (c)(1) - (c)(8) Plans. The Transaction is a reverse stock split followed immediately by a forward stock split. The information set forth in the Disclosure Document under the captions "Special Factors - Purpose of the Transaction" is incorporated herein by reference.

    (c)(1)  None.

    (c)(2)  None.

    (c)(3) The Company may be required to borrow money under its existing line of credit with UMB Bank, N.A. to finance all or a portion of the costs of the Transaction.

    (c)(4)  None.

    (c)(5)  None.

    (c)(6)  None.

    (c)(7) The Company intends to file a Certificate of Termination of Registration under Section 12(g)(4) of the Exchange Act as soon as possible after consummation of the Transaction. The information set forth in "Special Factors - Purpose of the Transaction" is hereby incorporated by reference.

    (c)(8)  None.


ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

    (a) Purposes. The information set forth in the Disclosure Document under the caption "Special Factors - Purpose of the Transaction" is hereby incorporated by reference.

    (b) Alternatives. The information set forth in the Disclosure Document under the caption "Special Factors - Alternatives to the Transaction" is hereby incorporated by reference.

    (c) Reasons. The information set forth in the Disclosure Document under the caption "Special Factors - Reasons for the Transaction" is hereby incorporated by reference.

<Page 3>

    (d) Effects. The information set forth in the Disclosure Document under the caption "Special Factors - Effects of the Transaction" is hereby incorporated by reference.

ITEM 8.  FAIRNESS OF THE GOING-PRIVATE TRANSACTION.

    (a) Fairness. We believe the Transaction is fair to unaffiliated stockholders. See "Special Factors - Fairness of the Transaction."

    (b) Factors Considered in Determining Fairness. The information set forth in the Disclosure Document under the caption "Special Factors - Factors Considered by the Board of Directors" is incorporated herein by reference.

    (c) Approval of Security Holders. The information set forth in the Disclosure Document under the caption "Special Factors - Stockholder Approval" is incorporated herein by reference.

    (d) Unaffiliated Representative. The Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for any purpose.

    (e) Approval of Directors. All our directors, including the directors who are not our employees, approved the Transaction. See "Special Factors - Factors Considered by the Board of Directors."

    (f)  Other Offers.  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a) Report, Opinion or Appraisal. The information set forth in the Disclosure Document under the caption "Special Factors - Reports,
Opinions, Appraisals and Negotiations" is incorporated herein by reference.

    (b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

    (c)  Availability of Documents. Not applicable.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) - (d) Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Disclosure Document under the caption "Other Issues Related to the Transaction - Source and Amount of Funds" is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) Securities Ownership. The information set forth in the Disclosure Document under the caption "Introduction - Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

    (b)  Securities Transactions.   None.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

    (d)  Intent to Tender or Vote in a Going-Private Transaction.  Not
Applicable.

    (e)  Recommendation of Others.   Not applicable.

<Page 4>

ITEM 13.  FINANCIAL INFORMATION.

    (a) Financial information. The information set forth under the caption "Financial and Other Information" in the Disclosure Document is incorporated herein by reference.

    (b) Pro forma information. The information set forth under the caption "Pro Forma Financial Information" in the Disclosure Document is incorporated herein by reference.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    (a) Solicitations or Recommendations; Employees and Corporate Assets. Not applicable.

    (b) Employees and Corporate Assets. The Company's Chief Executive Officer, Jeffrey Butler and its Chief Financial Officer, Neil Johnson, have organized and directed the planning of the Transaction and the preparation of this Schedule 13E-3 and the Disclosure Document for use in
consummating the Transaction.   Messrs. Butler and Johnson will guide the
Company through all phases of the Transaction and will perform executive services on behalf of the Company in connection with the Transaction.

ITEM 15.  ADDITIONAL INFORMATION.

    (b) Other Material Information. The information set forth in the Disclosure Document and each Exhibit or Appendix thereto is incorporated herein by reference.

ITEM 16.  EXHIBITS.

    (a)  The Disclosure Document (filed herewith).

    (a)(5)(i) The American Education Corporation Annual Report on Form 10-KSB for the year ended December 31, 2005 (filed with the Securities and Exchange Commission on March 31, 2006 and incorporated herein by reference).


    (b) (1) Promissory Note dated March 31, 2004 from The American Education Corporation in favor of UMB Bank, N.A. (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005).

         (2) Promissory Note dated March 31, 2005 from The American Education Corporation in favor of UMB Bank, N.A. (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005).

         (3) Promissory Note dated March 31, 2006 from the American Education Corporation in favor of UMB Bank, N.A. (incorporated by reference to Exhibit 10.1 on Form 8-K filed with the Securities and Exchange Commission on April 4, 2006).

    (c)  Not applicable.

    (d)  Not applicable.

    (f)  Dissenters Rights Statement (Exhibit E to the Disclosure
Document (filed herewith)).

    (g)  Not applicable.

<Page 5>

                               SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE AMERICAN EDUCATION CORPORATION

                                    By:    /s/Jeffrey E. Butler
                                           -----------------------
                                    Name:  Jeffrey E. Butler
                                    Title: President and CEO
                                    Date:  April 14, 2006


                                    By:    /s/Jeffrey E. Butler
                                           -----------------------
                                    Name:  Jeffrey E. Butler
                                    Date:  April 14, 2006

                                    By:    /s/Newton Fink
                                           -----------------------
                                    Name:  Newton Fink
                                    Date:  April 14, 2006


                                    By:    /s/Monty McCurry
                                           -----------------------
                                    Name:  Monty McCurry
                                    Date:  April 14, 2006

                                    By:    /s/Stephen Prust
                                           -----------------------
                                    Name:  Stephen Prust
                                    Date:  April 14, 2006

<Page 6>

Exhibit (a) To Schedule 13E-3
-----------------------------

                          [Disclosure Document]


             [The American Education Corporation Letterhead]

May 2, 2006


Dear Stockholder,

The American Education Corporation (the "Company") intends to engage in a transaction that will result in termination of the registration of our common stock under the federal securities laws (the "Transaction"). This will eliminate the significant expense required to comply with the reporting and related requirements under such laws. Often referred to as a "going private" transaction, the Transaction will be (1) a reverse split of our common stock whereby each 2,000 outstanding shares of common stock will be converted into one whole share, and in lieu of the Company issuing fractional shares resulting from the combination, we will pay cash equal to $1,100 multiplied by the fractional share which would otherwise be held by a stockholder who has less than 2,000 pre-reverse split shares (the "Reverse Split"), followed immediately by (2) a 100-for-1 forward split for those stockholders who hold at least one whole share of our common stock after the Reverse Split (the "Forward Split"), with stockholders who would be entitled to receive a fractional share of our common stock in connection with the Forward Split receiving in lieu of such fractional share cash equal to $11.00 multiplied by such fractional share.

After careful consideration, the board of directors of the Company has concluded that the costs associated with being a "public" company are not justified by the benefits. The board of directors has reviewed the Transaction and considered its fairness to unaffiliated stockholders who hold fewer than 2,000 shares as well as those affiliated and unaffiliated stockholders holding 2,000 or more shares and believes that the Transaction is in the best interests of the Company and all of its stockholders. However, in connection with its evaluation, the board of directors did not retain any advisors to render an opinion as to the fairness of the Transaction to our stockholders of the consideration to be received, or receive a report from an independent party appraising the value of the shares to be cashed-out in the Transaction.

Under Nevada law and pursuant to the Articles of Incorporation of the Company, the board of directors of the Company may amend the Company's Articles of Incorporation by filing a Certificate of Change with the Nevada Secretary of State to conduct both the Reverse Split and the Forward Split without the approval of our stockholders. Therefore, the Company is not seeking stockholder approval for the Transaction and no vote is sought in connection with the Transaction. Under Nevada law, stockholders are entitled to dissenters' appraisal rights in connection with this type of "going private" transaction.

The attached document contains details on the Transaction and we urge you to read it carefully.

Jeffrey E. Butler
President and Chief Executive Officer


-----------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transaction described herein, passed upon the merits or fairness of the proposed transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is unlawful and a criminal offense. No person is authorized to give any information or to make any representation not contained in this document or related Schedule 13E-3, and if given or made, such information or representation should not be relied upon as having been authorized by us.

-----------------------------------------------------------------------

                           TABLE OF CONTENTS

SUMMARY TERM SHEET..................................................1
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS...........2
INTRODUCTION........................................................3
    The Company.....................................................3
    Company Securities..............................................3
    Security Ownership of Certain Beneficial Owners and Management..4
    Management......................................................5
    Related Party Transactions......................................5
    Subsidiaries of the Company.....................................7
SPECIAL FACTORS.....................................................7
    Background......................................................7
    Purpose of the Transaction......................................7
    Reason for the Transaction.....................................11
    Factors Considered by the Board of Directors...................13
    Alternatives to the Transaction................................16
    Fairness of Transaction........................................17
    Stockholder Approval...........................................24
    Reports, Opinions, Appraisals and Negotiations.................25
    Access Rights..................................................25
    Reservation....................................................25
    Structure of the Transaction...................................25
    Effects of the Transaction.....................................27
OTHER ISSUES RELATED TO THE TRANSACTION............................28
    Potential Conflicts of Interest................................28
    Dissenters' Rights.............................................28
    Exchange of Stock Certificates.................................29
    Material Federal Income Tax Consequences.......................29
    Source and Amount of Funds.....................................30
FINANCIAL AND OTHER INFORMATION....................................31
    Historical Financial Information...............................31
    Pro Forma Financial Information................................31

                           SUMMARY TERM SHEET

     This summary term sheet highlights selected information from this disclosure document about the proposed transaction. This summary term sheet may not contain all of the information that is important to you. For a more complete description of the transaction, you should carefully read this Disclosure Document and all of its Exhibits. For your convenience, we have directed your attention to the location in this disclosure document where you can find a more complete discussion of each item listed below.

As used in this disclosure document, "the Company", "we", "ours" and "us" refer to The American Education Corporation, and the "Transaction" refers to the Reverse Split and the Forward Split, together with the related cash payments to the stockholders in lieu of fractional shares of Company common stock.

Reverse Split          -  The Reverse Split will provide for the
                          reduction in the number of authorized shares of common stock from 30,000,000 to 15,000 shares.
                          As a result of the Reverse Split, the common stockholders will receive one share of common stock for each 2,000 shares they hold immediately prior to the effective date of the Reverse Split. In lieu of issuing any fractional shares to stockholders with less than 2,000 pre-Reverse Split shares, we will make a cash payment equal to $0.55 per pre-
                          Reverse Split share to such stockholders.
                          Accordingly, after the Reverse Split,
                          stockholders with less than 2,000 pre-Reverse
                          Split shares will have no further interest in the Company and will become entitled only to a cash payment equal to $1,100 times the fractional share the stockholder would otherwise receive. (See "Special Factors-
                          Structure of the Transaction" beginning on page 25).

Forward Split          -  Following the Reverse Split, the Company will
                          effect a 100-for-1 forward stock split for those stockholders who hold at least one whole post-Reverse Split share by increasing the number of authorized shares of common stock from 15,000 to 1,500,000. The Company does not intend to issue any fractional post-Forward
                          Split shares. Instead, each stockholder who would otherwise be entitled to a fractional post-Forward Split share will receive cash in lieu of fractional interests in an amount equal to $11.00 times the fractional interest the stockholder would otherwise receive. (See
                          "Special Factors-Structure of the Transaction" beginning on page 25).

Primary Purpose        -  The primary purpose of the Transaction will be
                          to reduce the number of stockholders of record to less than 300, thereby allowing us to elect to "go private" so that we would no longer file reports with the Securities and Exchange
                          Commission, which we would then promptly do (See "Special Factors-Effect of the
                          Transaction" beginning on page 27).

Fairness               -  Our board of directors did not retain any
                          advisors to render an opinion as to the
                          fairness, from a financial standpoint, to our stockholders of the consideration to be received by them in connection with the transaction. The board of directors did review historical prices of the stock, the value the market gives comparable companies and consider the fairness of the transaction to all stockholders. (See "Special Factors-Fairness of
                          Transaction" beginning on page 17).

<Page 1>

Recent Trading         -  The following table provides a summary of the
Activities                Company's high and low sales prices and the
                          average daily volume for each quarter for the two years ended March 31, 2006 and the period from April 1 to April 13, 2006:

                                     High           Low
                                     Sales         Sales        Average
                Period Ended         Price         Price      Daily Volume
             ------------------    ----------    ---------    ------------
             June 30, 2004           $0.57         $0.36         11,052
             September 30, 2004      $0.55         $0.28          1,567
             December 31, 2004       $0.51         $0.26          6,334
             March 31, 2005          $0.75         $0.35         11,038
             June 30, 2005           $0.62         $0.30         11,166
             September 30, 2005      $0.63         $0.47         12,181
             December 31, 2005       $0.70         $0.55          5,730
             March 31, 2006          $0.73         $0.57         19,126
             April 13, 2006          $0.59         $0.52         31,622

Effects               -  Following the completion of the Transaction, each
                         of our remaining stockholders, including affiliates and members of management owning common stock, will own a slightly increased or slightly decreased (depending upon the size of the indicated fraction of a post-Reverse Split share) percentage of our outstanding common stock. We do not anticipate any changes in the Company's board of directors or management following the Transaction. (See "Security
                         Ownership of Certain Beneficial Owners and
                         Management" beginning on page 4. The future business operations of the Company will not change as a result of the Transaction.

Source of Funds       -  The funds for the Transaction will come from the
                         Company's working capital, and, possibly, from our existing line of credit. (See "Other Issues
                         Related to the Transaction - Source and Amount of Funds" beginning on page 30.)

Tax Consequences      -  Any receipt of cash in the Transaction by
                         stockholders holding pre-Reverse Split shares will be a taxable transaction in the same way as if they sold their shares in the market for the amount of cash received in the Transaction.
                         (See "Special Factors-Material Federal Income
                         Tax Consequences" beginning on page 29).

Stockholders' Right   -  Under Nevada law, the Transaction does not
                         require approval by our stockholders. However, our stockholders are entitled to dissenters' rights of appraisal with respect to the Transaction. (See "Other Issues Related to the
                         Transaction-Dissenters' Rights" on page 28 and "Special Factors - Stockholder Approval" beginning on page 24).

Reservation           -  The board of directors retains the right to
                         reject the Transaction if it determines that the Transaction is not in the best interest of the Company and its stockholders.

<Page 2>

                     CAUTIONARY STATEMENT REGARDING
                       FORWARD LOOKING STATEMENTS

This document contains certain statements that are "forward-looking
statements."   Those statements may include statements regarding the
intent, belief or current expectations of the Company or its officers with respect to (i) the Company's strategic plans and ability to benefit from this Transaction, (ii) the policies of the Company regarding capital expenditures, dividends, financing and other matters, (iii) industry trends affecting the Company's financial condition or results of operations, (iv) the expenses associated with this Transaction, and (v) the number of stockholders following the Transaction. Readers of this document are cautioned that reliance on any forward-looking statement involves risks and uncertainties. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance that the forward looking statements contained in this document will prove to be accurate. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's objectives will be achieved. The "safe-harbor" provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act"), however, do not apply to going private transactions.

                              INTRODUCTION

The Company

    The American Education Corporation, incorporated under the laws of the state of Nevada, has its principal executive offices at 7506 N. Broadway Extension, Suite 505, Oklahoma City, Oklahoma 73116. The Company's telephone number is (405) 840-6031.

Company Securities

    As of April 13, 2006, the Company had 14,133,461 shares of common
stock, par value $0.025 per share, issued and outstanding.   The
Company's stock trades on the Over-The-Counter Bulletin Board ("OTCBB") under the ticker symbol "AEDU.OB." The following is a summary of the high and low sales prices of the Company's stock and the average daily volume for each quarter of the past two years and the period from April 1 to April 13, 2006:

                                     High           Low
                                     Sales         Sales        Average
                Period Ended         Price         Price      Daily Volume
             ------------------    ----------    ---------    ------------
             June 30, 2004           $0.57         $0.36         11,052
             September 30, 2004      $0.55         $0.28          1,567
             December 31, 2004       $0.51         $0.26          6,334
             March 31, 2005          $0.75         $0.35         11,038
             June 30, 2005           $0.62         $0.30         11,166
             September 30, 2005      $0.63         $0.47         12,181
             December 31, 2005       $0.70         $0.55          5,730
             March 31, 2006          $0.73         $0.57         19,126
             April 13, 2006          $0.59         $0.52         31,622

    The Company has never declared a cash dividend on its common stock and does not anticipate declaring any dividends on the common stock in the foreseeable future.

<Page 3>

Security Ownership of Certain Beneficial Owners and Management

    The following table sets forth ownership of the common stock of each director and officer, all officers and directors as a group, and each person known or believed by the Company to have beneficially owned five percent or more of the Company's outstanding common stock as of April 7, 2006. Unless otherwise indicated, the beneficial owner has sole voting and investment power over the common stock listed below:


                                                    Shares Beneficially
                                                           Owned
                                                    --------------------
 Name/Address of Beneficial Owner                   Number       Percent
----------------------------------                ----------------------
Jeffrey E. Butler (1)                             1,813,845      12.0%
7506 N. Broadway Ext.,
Oklahoma City, OK 73116

Thomas A. Shively (2)                               950,664       6.4%
7506 N. Broadway Ext.,
Oklahoma City, OK 73116

Neil R. Johnson (3)                                 343,500       2.4%
7506 N. Broadway Ext.,
Oklahoma City, OK 73116

Monty C. McCurry (4)                                306,066       2.1%
2134 S. Eagle Ct.,
Aurora, CO 80014

Newton W. Fink (5)                                  270,566       1.9%
1143 Corinth Greene Dr.,
Sun City Center, FL 33573

Stephen E. Prust (6)                                608,434       4.2%
9025 East Kenyon Avenue,
Denver, CO 80237

John D. Garber (7)                                3,936,986      27.3%
7323 Linden Terrace,
Carlsbad, CA 92009

Robert Schoolfield (8)                           1,536,517       10.9%
5 Pleasant Cove,
Austin, TX 78746

David J. Smith (9)                                 863,930        5.8%
10 South Close, Workingham
Berks, United Kingdom

The Pennsylvania State                             750,000        5.3%
University (10)
University Park, PA 16802

Officers and Directors                           4,293,075       25.3%
as a Group (6 persons)
(1) (2) (3) (4) (5) (6)

(1) The amount and percentage figures include the possible exercise of 356,800 common stock options with an exercise price of $.35 per share, 100,000 common stock options at $.25 per share, 360,000 common stock options at $.30 per share and 215,470 common stock options at $.63 per share exercisable within 60 days.

(2) The amount and percentage figures include the possible exercise of 273,276 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.25 per share, 260,000 common stock options at $.30 per share and 121,000 common stock options at $.63 per share exercisable within 60 days.

(3) The amount and percentage figures include the possible exercise of 25,000 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.25 per share 125,000 common stock options at $.30 per share and 121,000 common stock options at $.63 per share exercisable within 60 days.

<Page 4>

(4) The amount and percentage figures include the possible exercise of 84,000 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.13 per share, 42,666 common stock options at $.30 per share and 52,500 common stock options at $.63 per share exercisable within 60 days.

(5) The amount and percentage figures include the possible exercise of 84,000 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.13 per share, 42,666 common stock options at $.30 per share and 52,500 common stock options at $.63 per share exercisable within 60 days.

(6) The amount and percentage figures include the possible exercise of 129,000 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.13 per share, 42,666 common stock options at $.30 per share and 52,500 common stock options at $.63 per share exercisable within 60 days.

(7) The amount and percentage figures include 3,192,286 shares of common stock held by John D. Garber and Clare C. Garber as trustees of the John D. Garber and Clare C. Garber Trust for which Mr. Garber is the beneficiary; 440,000 shares of common stock held by John D. Garber and Clare C. Garber, as trustees of the John D. Garber and Clare C. Garber defined benefit plan and 40,000 owned personally by Mr. Garber, and 264,700 shares of common stock which would be issued to Mr. Garber if he elects to convert his $105,880 8% Subordinated Convertible Note dated April 1, 2003 to common stock.

(8) The amount and percentage figures include 737,528 shares of common stock owned by the Schoolfield 1994 Charitable Unitrust for which Mr. Schoolfield is the trustee; 614,607 shares of common stock owned by Mr. Schoolfield individually; and 184,382 shares of common stock owned by the Schoolfield Grandchildren's Trust for which Mr. Schoolfield is the trustee.

(9) The amount and percentage figures include 863,930 shares of common stock which would be issued to Mr. Smith if he elects to convert his $400,000 8% Subordinated Convertible Note dated March 30, 2005 to common stock.

(10) In 1999, the John D. Garber and Clare C. Garber Trust donated 750,000 shares of the Company's common stock to The Pennsylvania State University.

    The Company granted a total of options to purchase an aggregate of 900,000 shares of its common stock at an exercise price of $0.63 per share to its officers, directors and employees on December 30, 2005. Although the exercise price of the stock options exceeds the cash-out price, the option holders have no risk because they do not have to exercise the options unless the Company's stock price increases in the future. The options expire three years from the date of grant.

Management

    Information regarding our board of directors and executive officers is located at "Item 9-Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act" of our Form 10-KSB, which is included as Exhibit B to this Disclosure Document. Each of the officers and directors is a U.S. citizen. The address of each of the directors and executive officers is 7506 N. Broadway Extension, Suite 505, Oklahoma City, Oklahoma 73116 and the business telephone to contact each director is (405) 840-6031.

    The Company's Chief Executive Officer, Jeffrey Butler and its Chief Financial Officer, Neil Johnson, have organized and directed the planning of the Transaction and the preparation of this Schedule 13E-3 and the
Disclosure Document for use in consummating the Transaction.   Messrs.
Butler and Johnson will guide the Company through all phases of the Transaction and will perform executive services on behalf of the Company in connection with the Transaction.

    No director or executive officer of the Company has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violations of such laws.

Related Party Transactions

    The Company had a note receivable due from its Chief Executive Officer, Jeffrey E. Butler, in the amount of $300,000 that was advanced on October 26, 2000 and due in October of 2003. The board of directors and Mr. Butler agreed that the note would be repayable in cash or stock at Mr. Butler's election; however, the express terms of the note executed by Mr. Butler incorrectly characterized the agreement between the Company and Mr. Butler by providing that the loan could be repaid only in cash. The board of directors and Mr. Butler agreed that Mr. Butler's

<Page 5>

shares would be valued for loan repayment purposes at the higher of (i) the market value on the date the loan commitment was made, which was $1.50 per share or (ii) the amount determined by a subsequent independent valuation of the of the Company's stock. Such a valuation was performed in early 2003 and it determined that the stock was worth 0.81 per share. Accordingly, on the date Mr. Butler surrendered his shares, October 26, 2003, he was credited with $1.50 per share for loan repayment purposes. The market value of the Company's common stock on that date was $0.60 per share and, thus, that implied market value of the shares on the date the note was cancelled was $120,000.

    As mentioned above, notwithstanding the actual agreement between the Company and Mr. Butler, the promissory note memorializing the note was inadvertently drafted to exclude the provisions allowing repayment of the note with stock. The promissory note was not prepared immediately after the Company and Mr. Butler agreed on the terms of the loan. The original note was executed from a form promissory note that the Company used for a variety of purposes to provide the necessary transaction records at year-end closing in 2000 to memorialize the transaction and to incorporate the necessary disclosures in year-end reporting. At that time no one noticed that the promissory note provided only for a cash repayment by Mr. Butler.

    The time of note maturity also coincided approximately with the new regulatory requirements of the Sarbanes-Oxley Act, which required all
public companies to eliminate all such corporate loans.   The Company was
losing money and had extremely strained banking relationships, and management and the board were concerned about the potential impact of the loan to Mr. Butler on its banking relationship. Prior to the note's maturity in late 2003, the following events occurred:

    a. Mr. Butler approached the Company's bank in the fall of 2003 (also his personal bank) and inquired about a personal loan secured by a pledge of his securities ownership. The bank indicated that it would require a pledge of Mr. Butler's entire holdings as collateral for such a loan.

    b. Mr. Butler reported this discussion with the bank to the board. Mr. Butler had several conversations with the board and the principal stockholders as the note approached maturity regarding the best way to handle repayment of the note. These discussions spanned a period of approximately six months and focused on best alternatives for both the Company's stockholders and Mr. Butler as these repayment options related to the spirit of the original understandings of the terms of the loan agreement.

    c. As a primary consideration, the board considered the possible negative impact that a sale by a pledgee of Mr. Butler's pledged shares would have on the Company's share price. The board was aware that sales of other known non-affiliates holdings had been contributing factors to earlier drops in the share price of the Company's common stock and, as such, the board believed that Mr. Butler pledging all of his shares to secure a loan was not a prudent solution.

    d. Additionally, the board considered granting Mr. Butler a bonus in the amount of the loan. However, the Company's financial condition and problems made such a bonus inappropriate.

    Accordingly the board determined that the best alternative would be a surrender of the stock by Mr. Butler under the terms of the original agreement between Mr. Butler and the Company at the time of the loan.

    In early 2004, in connection with the audit of the Company's 2003 fiscal year, the Company's independent auditors, Steakley & Gilbert, P.C. discovered that the terms of the actual written note varied from the terms of the loan originally agreed upon by Mr. Butler and the Company. The independent auditor questioned management as to why Mr. Butler was allowed to repay the loan by delivering stock when the note only provided for repayment in cash. After this variance between the terms of the written note and the actual agreement between the Company and Mr. Butler was discovered, the discovery was brought before the board for discussion. The board signed a memorandum of action dated January 30, 2004 to clarify the correct original terms of the loan and ratify Mr. Butler's repayment of the note with stock.

    The Company is indebted to two major stockholder affiliates, John D. Garber and Janis L. Butler, for convertible subordinated debt in the amount of $305,880, which was advanced in April, 2003. The debt bears interest at 8% and the interest is payable quarterly. Principal is due in one payment on September 30, 2006. The

<Page 6>


debt is subordinated to the debt owed the Company's senior lender and is convertible in the Company's common stock at $0.40 per share. Janis L. Butler is the wife of Jeffrey Butler.

Subsidiaries of the Company

Learning Pathways, Ltd.

    On November 4, 2005, the Company completed the sale of its wholly owned United Kingdom Corporation, Learning Pathways, Ltd. to an unrelated third party, The Learning Internet, Inc. The Learning Internet, Inc. acquired all of the issued and outstanding stock of Learning Pathways, Ltd. for $1. Additionally, in connection with this transaction, the Company agreed to loan approximately $105,000 to the Learning Internet, Inc. for operational expenses. The amount of the loan will be equal to the tax refund received by Learning Pathways for the 2004 fiscal year.
As of the date of this disclosure document, Learning Pathways, Ltd. had not received the expected tax refund and the loan has not been made. The Company also agreed to pay certain expenses of Learning Pathways, Ltd. after it was acquired by the Learning Internet Inc. These expenses approximated $60,000 and have been fully paid. As part of the agreement, The Learning Internet and the Company entered into a distribution agreement whereby The Learning Internet agreed to continue to distribute the Company's products for the foreseeable future. In connection with the distribution agreement, the Company agreed to waive certain distribution fees that may have resulted from the sale of the Company's products under the distribution agreement through April of 2006. Future royalty revenues are not expected to materially impact the Company's financial results.

    The Company sold Learning Pathways because it has historically lost money and adversely impacted the Company's financial performance. In order to eliminate adverse impacts on future cash flow and earnings on the Company's core business, the assets of Learning Pathways were classified as impaired on December 31, 2004. The Company elected to take this action rather than closing the business entirely, which was believed to be a more costly and cash intensive alternative.

Dolphin, Inc. and Projected Learning Programs, Inc.

    On December 31, 2005, the Company merged its two wholly owned subsidiaries, Dolphin, Inc. and Projected Learning Programs, Inc., (inactive since 2001) into it to reduce the administrative burden and expenses associated with continuing to operate the subsidiaries as separate entities. Dolphin, Inc., the only operating subsidiary of the Company, now operates as a division of the Company.


                             SPECIAL FACTORS

Background

    The Company has been discussing the possibility of going private as early as 2000 and since that time discussions have resurfaced periodically and informally with the board. The board first informally discussed the possibility of going private on February 19, 2000 as a result of the sales of securities by a former officer of the Company, which alarmed the board. Additional informal discussions occurred on August 22, 2000 when the board approved and announced a share repurchase program to repurchase shares of the Company's stock. On October 5, 2000, Mr. Garber indicated an unsolicited and informal interest in underwriting a share repurchase program and proposed the possibility of privatization of the Company. On February 23, 2001, the board further discussed the possibility of taking the Company private and the method of such restructuring.

    These discussions occurred in response to various stockholder suggestions related to the Company's share price, the volatile nature of the market and a growing realization by affiliates and the board of the lack of liquidity for all stockholders on the OTCBB market. The Company believes that various sales by former officers and directors and non-affiliates were a significant contributing factor in the drop of the Company's total market capitalization to a five year low in December of 2003, which furthered the board's view as to the volatility and lack of liquidity that resulted from being traded on the OTCBB market. The board and some of our larger stockholders, in light of the substantial sales by former officers and directors and their known impact on the Company's market

<Page 7>

valuation, also have reviewed and considered from time-to-time the unusual "top heavy" composition of the Company's ownership. This ownership is comprised of approximately 15 persons who control 72 percent of the Company's outstanding shares. This top heavy ownership would prevent any material stockholder from achieving liquidity on all or a portion of their ownership without adversely impacting the value of other stockholders or their remaining ownership. The valuations provided by the OTCBB market over the past three and one half years and the impact that any substantial sale into the market would have on the Company's stock price prohibit any reasonable alternative for the major stockholders to achieve liquidity or for the Company to raise capital to buy out major stockholders.

    Deterioration of the value of the Company's stock on the OTCBB is obviously a matter of both concern and interest to its management. Accordingly, since 2000 the Company has investigated and recorded the effects of sales by three major stockholders of the Company on the Company's stock price. A summary of these sales and their effect on the Company's stock price is found below:

      (a) Jeffrey E. Butler, Jr., was a former Vice President of Marketing. Mr. Butler is the son of the Company's current Chief Executive Officer. He resigned in the fall of 1999 and began a systematic process of selling of his ownership interest in the Company. All sales were in conformance to regulations governing his affiliate status. He began selling Company stock on November 30, 1999 and ended on September 25, 2000. Over this period of time he sold approximately 207,430 shares of common stock. Over the same period, the total trading volume of the Company's shares was approximately 1,345,100 shares. This represented approximately 15.4 % of the total trading volume of the Company's stock. During this time period, the value of the Company's stock declined from $1.75 to a low of $0.88 in early July 2000. During this time while the Company's stock price was dropping, its earnings were approximately equal to the prior year. The Company knows of no other factors that would have caused its stock price to decline in such a significant amount over this time period. During this time period, the Company and its entire stockholder base suffered a loss of approximately 50% of the value of their shares of Company stock.

      (b) Geoffrey Glossop was a former Managing Director of Learning Pathways, Ltd. and former board Member of the Company. Mr. Glossop resigned his executive and board position with the Company in April 2002. After completion of the statutory holding period, Mr. Glossop began the periodic liquidation of his ownership in the Company. He first began selling Company stock around September of 2003 and continued until September of 2004. Over this period of time, he sold approximately 402,400 shares of common stock representing 17.8% of the 2,260,203 shares traded during that period of time. During this time period, the value of the Company's stock reached lows of $0.33. Management believes that Mr. Glossop's sales were a significant contributing factor to the continued erosion of Company's stock price during this period.

      (c) John Drury was a material non-affiliated stockholder. Mr. Drury is the deceased former Chairman of Waste Management, Inc., who passed away in 2000. Mr. Drury owned 267,310 shares of Company stock. On December 3, 4, and 5, 2002, Mr. Drury's estate liquidated all of his holdings at $.08 in what is believed to be a year-end tax sale strategy by the estate trustee. While the stock was trending down in the prior month, the Company believes that this sale affected share valuations for all stockholders until May of 2003 when the stock recovered and first reached a sustainable price greater than $0.20 per share.

    These events, as monitored by the Company, were clearly a matter for concern for the board as well as affiliate and non-affiliate stockholders. Management cannot say with absolute certainty what the exact causes of the declines in the Company's stock price were over the periods mentioned above. The Company acknowledges that other factors besides the sales of the large stockholders described above could have, and most likely did, play a part in the decline of the Company's stock price; however, in each of the three instances mentioned above, the Company was aware of no other significant factors that would have caused such a large decline in the value of the Company's stock. This fact, combined with the fact that the price of the Company's common stock dropped each time in conjunction with the sale of the Company's stock by the large stockholders listed above, leads the Company to conclude that such sales were a significant contributing factor to the decline of the value of its common stock. This is, in part, one of the causative factors in the initial, informal discussions on privatization by the board.

    The volatility of the Company's stock is of concern to the board, major non-affiliated stockholders and affiliated stockholders. This concern results from the unusually concentrated ownership of the Company. Although

<Page 8>

other factors, such as financial performance certainly have a direct bearing on the Company's stock price, it is clear that the sales of one stockholder with material holdings can significantly, negatively impact the Company's stock price.

    Another significant factor in the Company's decision to go private is the Sarbanes-Oxley Act, which was enacted in 2002. The requirements of the Sarbanes-Oxley Act have resulted and will result in additional legal, accounting, personnel, and other costs to the Company. As the expense of compliance became clear, the Company had to consider alternatives that would allow it to reduce its expenses to a degree that would give the Company a better opportunity to operate profitably. Among the expense reduction measures discussed was the possibility of going private; however, beginning in late 2001 and continuing into mid 2003, the Company and its industry segment went into a contraction, and the Company's consolidated growth slowed and its profitability was impacted. During this period, going private was not financially possible.

    As an alternative to going private, the Company talked to a large number of commercial lenders from the period of 2001 through 2004.
During much of this time period the Company was in difficult financial circumstances. Discussions were carried out with virtually every commercial lender in the Oklahoma City market and the Company was turned down for revolving credit facility financing. Discussions were also carried out during this period with Capital West Securities (Oklahoma's primary investment bank) to determine if, and on what terms, the Company would be able to sell convertible debt. Capital West advised the Company that in order to secure investors in any convertible debt the Company would have to offer the convertible debt at a discount to then current market pricing, which would have been highly dilutive to all of the Company's stockholders. The Company engaged New York Capital Corporation in 2003 to look for commercial, convertible and asset based lenders.
This organization presented the Company to in excess of 30 sources of capital, all of whom declined to provide funds to the Company.

    In June of 2004, a disgruntled former employee filed unfounded claims with the Company's lending bank, the SEC, the Public Accounting Oversight Board and various Oklahoma regulatory agencies. This led to a subsequent audit by the bank's auditors and the PCAOB review of the Company's public accounting firm, which led to no changes in the Company's accounting or audit practices. These factors, including the cost of the incremental accounting and legal advice and the significant management distraction, further motivated the Company's officers and directors to review the benefits to the stockholders in remaining a public entity.

    The first serious consideration of the possibility of going private occurred at a July 23, 2004 board meeting in Oklahoma City. At the July 23, 2004 board meeting, the board of directors discussed the various benefits and detriments of remaining a public company. The board considered the Company's financial difficulties over the several previous years and discussed concerns that the cost of remaining a public company in the wake of the Sarbanes-Oxley Act of 2002 would continue to negatively affect the Company's performance and results of operations. The board of directors authorized management to retain special counsel to advise the Company of the various means of going private and the benefits and detriments of each method. Mr. Butler retained special counsel to advise the Company in early August of 2004 and asked the Company's counsel to prepare recommendations for consideration by the board. On October 4, 2004, management discussed the advice provided by the Company's special counsel regarding the various methods of going private. The Company's special counsel recommended that if the Company decided to go private it should go private by means of a reverse stock split followed immediately thereafter by a forward stock split. The board of directors discussed the recommendations of the Company's special counsel and decided to delay further action towards going private until the Company's financial condition improved. The Company began to improve its financial performance in 2004, but its subsidiary operations continued to adversely impact the Company's business. Management's main focus at this time was the effort to restructure and possibly close or dispose of various business units. As a result, management and the board had little time to devote to possible privatization until early 2005.

    The Company's internal deliberations on this matter and the possibility of the move to privatize the Company were disclosed to the public on April 1, 2005, after private financing was obtained by the Company to increase its working capital. This was the loan in March 2005 from David Smith. The Company discussed that it was considering the possibility of going private with Mr. Smith; however, the Company going private was not a prerequisite to Mr. Smith's investment in the Company. The Company does not believe that the fact that it was

<Page 9>

considering the possibility of going private was a determinative factor in Mr. Smith's decision to invest in the Company.

    Mr. Smith first approached Mr. Butler, concerning his interest in investing in the Company in January of 2005. His interest in investing in the Company was based primarily on his long-term knowledge of the Company, his relationship with and confidence in Mr. Butler as a result of their communications and contact over a period of time, and his belief that the Company was responsive to the market's needs for educational technology and instruction. Mr. Butler communicated Mr. Smith's interest in investing in the Company to other members of the management team and the board. The consensus was if additional working capital financing was available that the Company should act to secure these funds. Both management and the board of directors believed that the Company should proceed with negotiations with Mr. Smith concerning his investment in the Company. At no time was there a discussion with Mr. Smith with respect to his acquiring the Company.

    The Company and Mr. Smith's negotiations of the terms of the note were made on an arms-length basis and the Company believes that the terms were fair and reasonable to the Company. After the terms of Mr. Smith's investment were agreed upon, Mr. Butler discussed the transaction with the Company's principal stockholders (John Garber, Robert Schoolfield, Jeffrey Butler and Fred Weiss), who supported the Company's decision to enter into the transaction with Mr. Smith. All references in this disclosure document to the Company's "principal stockholders" refer to Messrs. Garber, Schoolfield, Butler and Weiss.

    Mr. Smith's background and career has centered on running and Investing in companies operating in similar markets to AEC. Mr. Smith has recently retired from the Executive Chairmanship of Taylor & Francis Informa plc, a major British publishing corporation active in various aspects of academic and professional publishing, conferences, exhibitions, training and other media. Prior to this position, he was president, respectively, of the Education division and of the Legal, Tax and Business publications division of the major Dutch publishing concern, Wolters Kluwer, NV, a publisher of professional information and software. Mr. Smith left Wolters Kluwer to become the CEO of Taylor & Francis plc. Subsequently, Taylor & Francis merged with Informa plc and Mr. Smith served as Chairman of the combined businesses until his recent resignation in 2005. In February 2006, Mr. Smith was appointed the non-Executive Chairman of Sherston Publishing, a UK-based electronic publisher of educational materials. On April 8, 2006, Mr. Smith was appointed Executive Chairman of Granada Learning, which is one of the UK's leading educational multimedia company, publishing innovative, curriculum-based resources for the UK and abroad. Both of these firms that Mr. Smith is now associated with have been acquired by Veronis Suhler Stevenson, a U.S. and UK-based merchant banking firm.

    From the October 4, 2004 board meeting, the day the board first considered specific methods of going private, through June 13, 2005, the date the board approved the Transaction as its currently structured, all of the board members reviewed the methods of going private communicated to them in the October 4, 2004 board meeting and discussed the methods presented, including the method recommended by the Company's special counsel, on an informal basis. Through this period, management coordinated with special counsel to answer any director questions and worked with the special counsel to prepare the Schedule 13E-3 necessary for the Transaction and this Disclosure Document, which was initially filed with the SEC on June 24, 2005. The board of directors, other than Mr. Butler in his capacity as Chief Executive Officer of the Company, did not participate in the development of the proposed transaction terms; however, each director reviewed and approved the Transaction in its current form at the June 13, 2005 board meeting. The board of the directors of the Company approved the Transaction including the reverse split ratio and the cash-out price in a June 13, 2005 board meeting. The factors that the board considered in determining the cash-out price are set forth under "Factors Considered by the Board of Directors." The reverse split ratio was set in an amount that would be necessary to reduce the number of the Company's stockholders to less than 300. Additional meetings to discuss the updated information included in this filing were held on December 21, 2005 and April 13, 2006. At the December 21, 2005 meeting, the directors reviewed the Transaction, including the cash out price in relation to the price of the Company's stock at the time and determined that the Transaction was fair to its unaffiliated stockholders that were being cashed out in the Transaction and its unaffiliated stockholders that were not being cashed out in the Transaction. At the April 13, 2006 meeting, the directors reviewed the Transaction again. The board determined that since the announcement of the Transaction on June 21, 2005, the Company's stock price had increased in a manner that was not typical for the Company's stock. From June 21, 2005 through February 1, 2006, the Company's stock increased from $0.48 per share to $0.70 per share. During this time period, the Company had announced no material news other than the second quarter loss of $486,441, a third quarter profit

<Page 10>

of $18,291 and the downsizing of Dolphin and the subsequent merger of this subsidiary into the Company on December 31, 2005 and its operation as a division of the Company. Based on this information, the directors determined that this increase in the Company's stock price was an anomaly resulting from speculation of a few investors in connection with the Transaction. From February 1, 2006 through April 13, 2006 (the day before this latest amendment to the Company's Schedule 13E-3 was filed), the Company's stock price has trended down from $0.70 per share to $0.52 per share. At this time, the board of directors determined that the market had absorbed most of the anomalous price increase that, in the opinion of the directors, had been caused by the announcement of the Transaction and that the Company's stock price once again represented a value for the Company that was reasonable considering the Company's financial condition and results of operations over the past several years. When the Company filed its original Schedule 13E-3 in connection with the Transaction on June 21, 2005, the board set the original cash out price at $0.50 per share, which was a premium over the $0.48 per share that the Company's stock had traded at the day prior to the announcement. Because the board believed that the Company's stock price was once again in line with its past performance and future prospects, the board determined that it should increase the cash out price to $0.55 per share so that shareholders would once again receive a slight premium over the market price of the Company's stock on April 13, 2006.

Purpose of the Transaction

    The primary purpose of the Transaction is to reduce our number of stockholders of record to below 300. This, in turn, will enable us, under applicable legal standards, to elect to deregister our securities under the Securities Exchange Act of 1934 (the "1934 Act"), thereby "going private." After the Transaction, we intend to deregister our securities as soon as possible, in order to (i) eliminate the costs associated with preparing and filing documents under the 1934 Act with the U.S. Securities and Exchange Commission (the "SEC"), (ii) eliminate or reduce the costs and other burdens associated with being a 1934 Act registrant, including the costs of complying with Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), relating to internal control over financial reporting, (iii) avoid the requirements of regular mandatory disclosure of our financial information and management analysis not only to the public, but also to our competitors and commercial counterparties, even when such disclosure would be adverse to a Company objective, (iv) reduce the costs of administering stockholder accounts and responding to stockholder requests, and (v) provide greater flexibility in the management and governance of the Company.

    There are no plans to engage in (i) any extraordinary transactions, such as mergers, reorganizations or liquidations involving the Company or its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of the Company or its subsidiaries; (iii) any change in the Company's present dividend rate or policy, or indebtedness or capitalization of the Company; (iv) any change in the present board of directors or management of the Company; (v) any other material change in the Company's business or structure; (v) any class of the Company's securities being delisted from a national securities exchange or cease to be authorized to be quoted on an automated quotation system operated by a national securities association; (vi) any class of equity securities of the Company becoming eligible for termination of registration under
Section 12(g)(4) of the Exchange Act; or (viii) the suspension of the Company's obligations to file reports under Section 15(d) of the Exchange Act, except as follows:

      (1) the Company may be required to borrow money under its line of credit with UMB Bank, N.A. to finance all or a portion of the costs of the Transaction; and

      (2) the Company intends to deregister with the SEC under Section 12(g) as soon as practicable following the consummation the Transaction.

Reason for the Transaction

    We expect to benefit from substantial cost savings as a result of the Transaction and "going private," primarily from avoiding various 1934 Act compliance costs. The Transaction will also allow our management and employees to devote more time and effort to improving our operations by eliminating the time spent complying with the Company's financial reporting requirements under the 1934 Act and managing stockholder relations.

<Page 11>

    The legal requirements of public companies, including those recently enacted pursuant to the Sarbanes-Oxley Act of 2002, create large administrative and financial burdens for any public company. For example, we estimate that the expenses associated with implementing the additional processes and procedures necessary for compliance with Section 404 and the required attestation of those controls, to equal $300,000. The $300,000 estimate of the cost of complying with Section 404 of Sarbanes-Oxley was internally generated. The components of the expense include (i) the need to hire a certified public accountant to run the documentation process (salary plus fringe benefits estimated at $85,000),
(ii) the need to hire an accounting clerk (estimated $45,000), (iii) the need to purchase software for internal control identification and management (estimated $50,000), (iv) the required audit of our internal controls and the change to a regional accounting firm (minimum $75,000), and (v) one-third of CFO time to oversee the entire process ($45,000).
We derived these estimates after discussion with our auditors and with representatives of other public companies who are or were estimating costs of compliance. A survey by the Financial Executive's International in July of 2004 determined that companies with less than $100 million in revenue will pay an average of $192,000 solely for external consulting, software and other vendor charges. There are no known or probable compliance problems with respect to Section 404, except for the time and expense involved. Section 404 of the Sarbanes-Oxley Act requires all public companies to develop "internal controls over financial reporting." "Internal controls over financial reporting" is defined as a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

      1. Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

      2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

      3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.
..
    "Disclosure controls and procedures" means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our management does not believe that we can prudently pay the expense of complying with these legal requirements in light of the fact that we have not realized many of the benefits normally presumed to result from being a publicly traded company (such as the development or existence of an active trading market for and liquidity of our common stock, enhanced corporate image, and the ability to use Company stock to attract, retain and grant incentives to employees).

    We believe that we would save approximately $30,000 per year in costs associated with public filings under the 1934 Act, including legal and accounting fees attributable to such filings. We would also expect reductions in other administrative costs associated with being a public company, including investor relation expenses and annual meeting costs, of at least $20,000.

    The cost savings figures set forth above are only estimates. The actual savings we realize from going private may be higher or lower than such estimates. Estimates of the annual savings to be realized once the Reverse Split is consummated are based upon (i) the actual costs to us of the services and disbursements in each of the

<Page 12>

categories listed above, and (ii) the allocation to each category of management's estimates of the portion of the expenses and disbursements in such category believed to be solely or primarily attributable to our publicly reporting company status.

    In addition, although 1934 Act disclosure requirements currently ensure that we provide information about us that the investing public finds useful, the same information is often useful to our competitors and to parties negotiating contracts with us. "Going private" would enable us to shut off the flow of information that our business adversaries can use against us.

    The Company is not required by Nevada law to provide financial or other information to its stockholders on a quarterly or annual basis; however, after we "go private," we intend to provide our remaining stockholders with annual and quarterly financial statements. We will provide these financial statements by allowing our stockholders to access a special website, accessible only to our stockholders. We will also mail quarterly and annual financial statements to those stockholders that cannot access the website or do not wish to do so. We anticipate that the annual financial statements will be audited and will also contain a management report to our stockholders. Additionally, we will continue to have annual stockholders meetings as required by Nevada law.

    Moreover, the Transaction will provide stockholders with fewer than 2,000 pre-Reverse Split shares with an efficient way to cash out their investment in the Company because we will pay all transaction costs in connection with the Transaction. Otherwise, stockholders with small holdings would likely incur brokerage fees that are disproportionately high relative to the market value of the Company's common stock.

Factors Considered by the Board of Directors

    In the course of reaching its decision to implement the Transaction, our board of directors considered various factors that would affect both stockholders who retain their interest in the Company and those that would be cashed out. The board of directors made its determination that the Transaction was fair to (i) the Company's unaffiliated stockholders that will be cashed-out in the Transaction, and (ii) the Company's unaffiliated stockholders that will continue to hold the Company's shares after the Transaction on June 13, 2005 and updated it on December 21, 2005 and April 13, 2006. The following factors favoring the Transaction were considered:

    - anticipated reductions in the expenses of compliance with the reporting, proxy statement disclosure and internal controls compliance requirements of U.S. securities laws and the associated drain on management time and attention;

    - the anticipated difficulty of recruiting and retaining officers and directors necessary for the Company's continued progress as a result of public company regulatory complexity and potential individual personal exposure, exacerbated by the director's belief that the higher cost of meaningful insurance coverage to mitigate this exposure was not justified in view of the Company's other financial obligations;

    - the valuation of the Company's securities on the OTCBB for the past three years, as well as the valuations that have been ascribed to other companies in the Company's same market segment within the education industry that are of similar size and relative profitability;

    - the disproportionate current and expected increased cost of regulatory compliance and other necessary public company expenses relative to the current size of the Company and its negative impact on the competitiveness and potential long-term success of the Company;

    - the public markets provides limited liquidity for all stockholders who wish to sell or trade company securities as evidenced by the previous table listing our high and low stock prices and average daily trading volume each quarter for the last two years;

    - the trading price range of the Company's securities over a period of three-years immediately preceding the preparation of the offer;

<Page 13>

    - the analysis of two similar companies, Touchstone Applied Science Associates ("TASA") and Siboney Corporation and Subsidiaries ("SBON"), in the same industry with equal to or better than records of financial performance and similar size that had problems in increasing share prices as an OTCBB listed enterprise. The Company reviewed and compared the financial data presented in the table under the "Fairness of the Transaction" section of this disclosure document for TASA, SBON and the Company and compared the EBIT multiples indicated by market prices, noting that at the historical EBIT multiples shown, the Company is valued higher than either company on an average basis over the period;

    - the highly concentrated ownership of the company, with approximately 72% of the ownership in the hands of 15 stockholders, indicated the decision by any one of these stockholders to attempt to sell into the OTCBB market for the Company's securities would limit opportunities to other stockholders for share price appreciation and liquidity.

    - the sales of shares by one non-affiliated and two affiliated stockholders that occurred in the 2000 to 2003 calendar years when these stockholders liquated substantially all of their individual holdings. These sales of 207,430, 402,400 and 267,310 common shares over the period of three years are believed to be a significant contributing factor that have negatively impacted the value of the holdings of all company stockholders. During this same period, share price declined from a high of $1.70 to $0.09 per share or by 95%. The board believes that there are approximately twenty other current stockholders with holdings equal to or significantly larger than those above. The board is concerned that the possible future sale by any one of these material current stockholders will likely impact the value of the Company's securities for all company stockholders. It is believed these cited liquidation events underscore the significant volatility associated with the Company's securities listed on the OTCBB market, amplified by the Company's current concentrated ownership. These factors are believed to limit future liquidity opportunities for all stockholders and are a consideration in the board's decision to privatize.

    - the value being paid to the holders of less than 2,000 pre-Reverse Split shares is higher than the market value, based on the $0.48 closing price on June 20, 2005, the day before the announcement of the transaction, higher than the $0.52 closing price on April 13, 2006, the day before the filing of this latest amendment to the Company's Schedule 13E-3, higher than the $0.39 per share net book value of the common stock on March 31, 2005, which is prior to announcement of the Transaction, higher than the $0.46 weighted average closing price for the 30 trading days ending on June 20, 2005; higher than the $0.41 weighted average closing price for the 60 days ending June 20, 2005; and higher than 10 times EBIT (earnings before interest and taxes, which was the premium price in an acquisition in our market segment (based upon reported transactions in the Transaction Record, published by Berkery Noyes and Company industry merger and acquisition advisory services). The 10 times EBIT multiple is derived solely from ProQuest Company acquisition of Voyager Expanded Learning in December of 2004, and, as such, may be not be indicative of common multiples based upon acquisition multiples in our industry. At December 31, 2004, our EBIT was $344,574 and ten times our EBIT would have been $3,445,740. The purchase price at ten times our EBIT would have been $0.24 per share. The EBIT for the year ended December 31, 2005 of $240,398 would yield a value of $2,403,980 or $.17 per share. We calculate EBIT in the same manner that the EBIT of Voyager Expanded Learning was calculated. The board did not consider EBIT multiples for other going private transactions because the Company is unaware of any other companies in its industry that have "gone private." The Company's industry is the development and marketing of educational software to elementary, middle and secondary schools, adult literacy centers and vocational, junior and community colleges. The Company believes the EBIT multiples of Company's outside its industry that have gone private would not be useful in determining the cash-out price for the Company's shares. Further, public companies within its industry that may trade on the NYSE, AMEX and NASDAQ (NMS) are not relevant as a result of size, institutional investors' support to share price, analyst coverage and investor liquidity.

<Page 14>

    - the issuance by the Company in March 2005 of debt that is convertible into common stock at $0.463 per share for 863,930.69 shares. This financing was the result of arms-length negotiation with an unaffiliated person with experience in the Company's industry. This recent financing represents the best terms that the Company could secure after discussions with various potential lenders and equity investors. See "Introduction - Background." The price per share at which the note may be converted to stock is the conversion rate in the debt instrument, and, as such, may not be indicative of the same price at which the Company's stock could be sold.

    - the ability of smaller stockholders to receive cash for their shares without being burdened by disproportionately high service fees or brokerage commissions; and

    - the ability of stockholders wishing to remain stockholders to purchase sufficient shares in advance of the effective date of the Transaction to cause them to own more than 2,000 pre-Reverse Split shares.

    The most weight was given to the pre-announcement historical price performance of the Company and its industry OTCBB peers. The board of directors believes that the increases in the stock price that occurred since the announcement represent an anomaly and are based on speculation since the increase occurred after the announcement of the buy back price and there was no other news released by the Company during the price increase period from June 20, 2005, through the end of the year other than the second quarter loss of $486,441 a third quarter profit of $18,291 and the downsizing of Dolphin and the merger of this subsidiary into the Company and its operations and now classified as a division. Approximate equal weighting was given to the other factors. As discussed elsewhere in this Disclosure Document, the directors now believe that the market has absorbed the anomaly caused by the announcement of the Transaction and, as a result, the Company's stock price as of April 13, 2006, the day before the filing of this latest amendment to the Company's
Schedule 13E-3, once again represents a value for the Company that is in line with the Company's past performance and future prospects. Based on this determination, the board of directors increased the cash out price for the Transaction to $.55 per share, which represents a slight premium over the market price of the Company's common stock on April 13, 2006.

    The board of directors also considered the following potential adverse factors of the Transaction:

    - following the Transaction, the stockholders holding less than 2,000 shares of common stock before the Reverse Split will cease to hold any equity interest in the Company and will lose their ability to participate in the future growth of the Company, if any, or benefit from increases, if any, in the value of the Company. This factor is somewhat mitigated by the fact that these stockholders may purchase shares of our common stock before the Transaction to get over the 2,000 share threshold and avoid being cashed out;

    - the board did not retain a financial expert or receive a report from an independent party appraising the value of the shares to be cashed-out in the Transaction;

    - the Transaction is being effected under Nevada law without stockholder consent;

    - the board did not select an independent representative to act solely on behalf of the independent stockholders. This, coupled with the lack of stockholder vote, gave unaffiliated stockholders no say in negotiating the terms of the Transaction;

    - the market for Company stock will become extremely illiquid or even non-existent after the Transaction; and

    - the payment for fractional shares is a taxable transaction for stockholders.

<Page 15>

Alternatives to the Transaction

    The board of directors considered the following alternative transactions to accomplish the reduction in the number of stockholders to fewer than 300 holders of record and then "go private," but ultimately determined the Transaction was the preferred method:

      (a) A cash tender offer - The board of directors believed a cash tender offer would not result in shares being tendered by a sufficient number of record stockholders so as to accomplish the "going private" objective. It was thought unlikely that many holders of small numbers of shares would make the effort to tender their shares of common stock and the cost of mounting and completing the tender offer could be significant in relation to the value of the shares of common stock sought to be purchased. Additionally, there was the risk that holders of greater than 2,000 shares would tender their shares, thereby causing us to expend significant amounts of cash and possibly not reduce the number of stockholders to less than 300; and

      (b) A purchase of shares in the open market - The trading market for our common stock is not particularly active; therefore, it would be highly unlikely that shares of common stock could be acquired by us from a sufficient number of record holders to accomplish the "going private" objective. This is especially true because there is no reason to believe that many record holders of fewer than 2,000 shares would be looking to sell their shares in response to open-market bids. Moreover, such a program could be construed as an issuer self-tender offer, resulting in regulatory compliance costs. Additionally, a purchase of shares in the open market would be subject to the same requirements of Section 13E-3 as the Transaction.

    The board of directors believed that "going private" through the Reverse Split was preferable to the alternatives listed above due to the negative factors listed in the description for each alternative listed above.

    The board of directors did not consider the following alternatives:

      (a) Selling the Company to a third party - The board did not consider selling the Company to a third party because the Company's principal stockholders were not interested in a sale of the Company. The principal stockholders were not interested in a sale of the Company because they believe that:

           1. The Company continues as a development stage enterprise and is continuously improving its content and technology. Its product and relationships with its customers are excellent;

           2. Its recent financial history and consolidated financial performance are largely a result of the Company's subsidiaries and action by management to sell or close these business units indicate improving future financial results;

           3. The Company's principal problem is marketing, selling and distribution coverage and continuous management focus on these areas will yield future improved results; and

           4. Any potential buyer would not provide the Company with a capitalized value at this time that exceeds the expected future impact of these efforts.

    The Company provided additional deference to its principal stockholders in this matter because, on a combined basis, the principal stockholders owned more than 50% of the Company's outstanding common stock and could therefore reject any proposed transaction. The board of directors and management believed it would be prudent to obtain the opinion of the principal stockholders with respect to any proposed transaction prior to expending the Company's limited resources pursuing a course of action that the principal stockholders would ultimately reject.

<Page 16>

      (b) Remaining public - The board of directors did not further consider the possibility of the Company remaining public because the board had determined that the Company could no longer bear the cost of remaining public and still compete in its industry.

Fairness of Transaction

    Based on a recent analysis of the distribution of our stockholders we believe the Transaction would result in the cash-out of about 907,000 pre-Reverse Split shares of common stock (approximately 6.4% of the total outstanding) for a total cash-out amount of approximately $498,850. However, because holders can continue to buy and sell shares through the effective date of the Transaction, this figure might change. No single account can receive more than $1,099.45 in payment for its pre-Transaction common stock.

    We did not retain an outside party to provide a report or opinion relating to (i) the fairness of the cash consideration to be paid to unaffiliated stockholders holding fewer than 2,000 pre-Reverse Split shares or would otherwise be entitled to fractional shares as a result of the Forward Split, or (ii) the fairness of the Transaction to unaffiliated stockholders that would remain stockholders of the Company. No independent committee of the board of directors has reviewed or approved the fairness of the Transaction. No unaffiliated representative acting solely on behalf of the unaffiliated stockholders for the purpose of negotiating the terms of the Transaction or preparing a report concerning the fairness of the Transaction was retained by us or by our unaffiliated directors (indeed, we do not even have any unaffiliated directors). In spite of the factors listed above, the board of directors believes that the Transaction is fair to both its unaffiliated stockholders that will be cashed out in the Transaction and its unaffiliated stockholders that will remain stockholders of the Company for the reasons set forth in the remaining portions of this section.

Unaffiliated Stockholders to be Cashed-Out in the Transaction

    The board believes that the Transaction is fair to its unaffiliated stockholder who will be cashed-out in the Transaction. The conclusion of the board was based upon a variety of factors. Primary among these was the fact that most methods of calculating value yielded a share price below the amount that the Company is offering. These methods include liquidation value, going concern value (at 10 times EBIT), book value at both December 31, 2004 and December 31, 2005, and the average market capitalization at the time of the announcement, over the quarter preceding the announcement, over the year preceding the announcement, and on April 13, 2006, the day immediately preceding this latest amendment to the Company's Schedule 13E-3 and for the time from June 21, 2005 through April 13, 2006 (the time from the announcement of the Transaction through the date immediately preceding this latest amendment to the Company's
Schedule 13E-3).

    The board recognizes that activity in the stock market for the Company's stock since the announcement of the Transaction has resulted in a stock price that has been in excess of the current offering price. The board believes that this increased stock price was an anomaly that was based on speculation, and is solely the result of the announcement of the Transaction and therefore does not impact an assessment of intrinsic fairness. The board believes this because there was no other news regarding the Company during the post-announcement increase in the stock price other than the second quarter loss, the minimal third quarter gain and the downsizing of Dolphin, Inc. From February 1, 2006 through April 13, 2006 (the day before this latest amendment to the Company's Schedule 13E-3 was filed), the Company's stock price has trended down from $0.70 per share to $.52 per share. At this time, the board of directors determined that the market had absorbed most of the anomalous price increase that, in the opinion of the directors, had been caused by the announcement of the Transaction and that the Company's stock price once again represented a value for the Company that was reasonable considering the Company's financial condition and results of operations over the past several years. When the Company filed its original 13E-3 in connection with the Transaction on June 21, 2005, the board set the original cash out price at $0.50 per share, which was a premium over the $0.48 per share that the Company's stock had traded at the day prior to the announcement. Because the board believed that the Company's stock price was once again in line with its past performance and future prospects, the board determined that it should increase the cash out price to $0.55 per share so that shareholders would once again receive a slight premium over the market price of the Company's stock on April 13, 2005.

<Page 17>

    The cash-out price of $0.55 reflects an 14.6% premium over the per share price of $0.48 as reported for the common stock on June 20, 2005, the day before the filing of the original Schedule 13E-3 in connection with the Transaction and a 5.7% premium over the per share price of $0.52 as reported for the common stock on April 13, 2006, the date immediately preceding the filing of this latest amendment to Schedule 13E-3. The cash-out price reflects a 6.8% discount from the $0.59 weighted average closing price from June 21, 2005 (the date of filing the original
Schedule 13E-3 in connection with the Transaction) to April 13, 2006
(the date immediately preceding the filing of this latest amendment to Schedule 13E-3); however, as discussed elsewhere in this Disclosure Document, the Company believes that the inflated prices following the announcement of the Transaction were an anomaly and that the Company's stock prices have just recently returned to a level that the Company considers to be reasonable in light of its past performance and future prospects.

    The going concern value is what the Company would be worth to another party if it acquired and continued to operate the Company, rather than liquidating the Company's assets. Based on a recent acquisition of another firm within the Company's industry, the Company believes that a 10 times EBIT multiple is a reasonable measure of the going concern value. Based on this assumption and 2004 EBIT of $344,574, the value of the Company is $3,445,740, or $0.24 per share. EBIT for the year ending December 31, 2005 of $240,398 would yield a going concern value of $2,403,980 or $.17 per share.

    Liquidation value is what the assets of the Company are worth if sold as a set of assets (rather than as an operating business) after paying off all liabilities of the Company. Using this method, intangible assets aare not considered and tangible fixed assets should be considered at fair market value of the depreciated asset which, in the case of the Company's depreciated assets, is book value. At December 31, 2004, the most the liquidation value of the Company could be was $362,019 or $0.03 per share (Current + Tangible Fixed Assets = $3,246,877 less Total Liabilities = $2,884,858). At December 31, 2005 the most the liquidation value could be was $614,348 or $.04 per share (Current + Tangible Fixed Assets = $3,905,938 less Total Liabilities = $3,291,590). The cash out price of $0.55 per share reflects a 1275% premium over the December 31, 2005 liquidation value per share.

    The book value of the Company at December 31, 2004 was $5,392,714 or $0.38 per share. The cash out price of $0.55 per share reflects a 45% premium over the December 31, 2004 book value per share. The book value of the Company at December 31, 2005 was $4,542,787 or $0.32 per share. The cash out price of $0.55 per share reflects a 72% premium over the December 31, 2005 book value per share.

    Discounted cash flow is a method of evaluating an investment by estimating future cash flows and taking into consideration the time value of money and the risk premium investors would demand to be compensated for the risk that the cash flow might not materialize. The mean discounted cash flow value of the Company based upon 2005 results and assuming a 5% growth rate and discount rates ranging from 20% to 30% was $6,774,000 or $0.48 per share. The cash out price of $0.55 per share reflects a 14.6% premium over the discounted cash flow value per share.

<Page 18>

     The table below summarizes the valuation of the Company under the methods described above, the value per share and the price per share offered by the Company.

Basis                                              Value       Per Share
Liquidation Value (at 12/31/2005)                 614,348        0.04
Going Concern Value (10X EBIT at 12/31/2005)    2,403,980        0.17
Book Value (at 12/31/2005)                      4,542,787        0.32
Book Value (at 12/31/2004)                      5,392,714        0.38
Average Market Cap (3/21/2005-06/20/2005)       6,546,314        0.46
Average Market Cap (6/21/2004-06/20/2005)       6,560,298        0.46
Market Cap as of Announcement (06/20/2005)      6,784,061        0.48
Discounted cash flow (at 12/31/2005)            6,774,000        0.48
Average Market Cap (12/21/2004-06/20/2005)      7,163,329        0.51
Market Cap as of Latest Practicable
 Date (4/13/2006)                               7,349,400        0.52
OFFER PRICE                                     7,773,404        0.55
Average Market Cap (6/21/2005-4/13/2006)        8,338,742        0.59

    Additionally, we identified two other companies that had similar financial performance characteristics to the Company and we have compared the historical market valuation of these companies to our historical market valuation for the last three fiscal years. In making the selection for comparative analysis, we selected companies that were (i) listed on the OTCBB, (ii) profitable reporting companies, and (iii) engaged in similar business in the educational technology segment of the educational products industry. These companies were also selected because they are of similar size, and profitability, after the elimination of unusual and one-time events that may have impacted financial performance in a single fiscal year. These companies were selected by management using public filings with the SEC to determine which companies fit the criteria set forth above.

<Page 19>

                    COMPARATIVE FINANCIAL INFORMATION

    The following table shows comparative financial information and historical market valuations for the Company, Touchstone Applied Science Associates (TASA), and Siboney Corporation and Subsidiaries (SBON) for the three most recent fiscal years. TASA and SBON were the only two companies selected for comparison with the Company because they are the only two normally profitable companies in our industry that are listed on the Over-The-Counter Bulletin Board. Additionally, both TASA and SBON are of similar size and profitability to us, excluding certain one-time events, which are specified in the notes to the table below. The analysis in the table below only analyzes historical factors and does not take into account such items as projected earnings, projected cash flows or growth rates. The Company used the financial information presented below for its analysis because the Company's management believes these are the most useful metrics for measuring the performance of the Company. These two companies are highly similar to the Company as they both utilize technology and content to address the K-12 market for both assessment and instruction. They also utilize independent sales organizations and in-house telesales operations to access the school marketplace and may have regional market strengths that are different than the Company. Differences may also exist in grade range coverage of each company's content and assessment tools, the level of specialization in certain subject areas, and their individual approaches to instructional design. A short description of TASA and SBON is included in the footnotes to the table below.


                                         FISCAL YEAR ENDED

Company                         AEDU            TASA            SBON

                             12/31/2005      10/31/2005      12/31/2005

Market Analysis Based on Average Stock Price for Period

Volume Weighted
Average Stock Price
For Period                 $       0.53    $       3.47    $       0.29

Stock Shares
Outstanding at
Period End                   14,133,461       2,795,250      17,030,419

Market Cap                 $  7,490,734    $  9,699,518    $  4,938,822

EBIT                       $    240,398    $    697,662    $ (1,966,267)

Market Cap as
Multiple of EBIT                  31.16           13.90           (2.51)

Revenues                   $  9,819,396    $ 11,686,649    $  7,544,703


                                         FISCAL YEAR ENDED

Company                         AEDU            TASA            SBON

                             12/31/2004      10/31/2004      12/31/2004

Market Analysis Based on Average Stock Price for Period

Volume Weighted
Average Stock Price
For Period                 $       0.41    $       3.11    $       0.36

Stock Shares
Outstanding at
Period End                   14,133,461       2,627,703      17,407,919

Market Cap                 $  5,794,719    $  8,172,156    $  6,266,851

EBIT                       $    344,574    $  1,291,548    $    580,107

Market Cap as
Multiple of EBIT                 16.82             6.33           10.80

Revenues                   $10,399,865      $11,185,254     $10,182,717


                                         FISCAL YEAR ENDED

Company                         AEDU            TASA            SBON

                             12/31/2003      10/31/2003      12/31/2003

Market Analysis Based on Average Stock Price for Period

Volume Weighted
Average Stock Price
For Period                 $       0.35    $       1.13    $       0.24

Stock Shares
Outstanding at
Period End                   14,133,461       2,603,453      17,591,079

Market Cap                 $  4,946,711    $  2,941,902    $  4,221,859

EBIT                       $    535,901    $  1,043,982    $    704,542

Market Cap as
Multiple of EBIT                   9.23            2.82            5.99

Revenues                   $  8,598,868    $  9,761,638    $  8,752,789

The average market cap as a multiple of EBIT for the period 2003 through 2005 is 19.07 for AEDU, 7.68 for TASA and 4.76 for SBON.

<Page 20>

At March 31, 2006 AEDU had a closing stock price of $0.59 and a market cap of $8,338,742, TASA had a closing stock price of $3.20 and a market cap of $9,308,800 and SBON had a closing stock price of $0.20 and a market price of $3,406,084. We have assumed there have been no changes in shares outstanding at TASA and SBON since their most recent public filing.


1. Touchstone Applied Science Associates (TASA) principal activity is to develop, publish and distribute proprietary instructional and assessment products to elementary and secondary schools, colleges and universities throughout the United States. TASA's operations are carried out through two segments: Assessment and Instructional. The Assessment segment designs, develops and evaluates assessment needs for schools, school districts and test and textbook publishers. The Instructional segment designs, publishes and distributes 'consumable' student workbooks for grades K-6 and creates and publishes books, pamphlets and test preparation materials for teachers, students and parents.

2. Siboney Corporation (SBON) is engaged in the publishing of educational software primarily for schools. SBON's educational software is designed for use in teaching reading, language arts, writing, math, science and English as a Second Language for students in grades kindergarten through adult.


NOTES: EBIT for The American Education Corporation does not include the write off of goodwill of $1,215,015 in 2005 and the impairment of subsidiary of $1,150,000 for FY 2004

        EBIT for Touchstone Applied Science Associates does not include gain (loss) from sale/leaseback of assets of $125,439 for FY 2005, $125,439 for FY 2004, and $41,813 for FY 2003.

        EBIT for Siboney Corporation And Subsidiaries does not include Litigation Settlement Expense of $614,949 for FY 2004

        EBIT for Siboney Corporation And Subsidiaries does not include gains (loss) from sale of assets of ($3,085) for 2005 and $219,780 for FY 2004

<Page 21>

    The Company believes that the most salient point of the comparative information presented in the table is that the only time the value of these similar companies represented an EBIT multiple in excess of the EBIT multiple of the Company represented by the cash-out price being offered in this Transaction was after two consecutive years of growth in EBIT of approximately 29% percent per year (in the case of TASA in 2002-2003.) Other significant variations in performance seemed to have little impact on stock price. Companies that are the size of these comparable companies have limited or no analyst coverage and therefore many of the good or exciting things that OTCBB companies do tend not to be noticed. The board therefore concluded that stockholders whose holdings are less than 2,000 shares would be fairly treated by having the option to cash out shares at a price that is higher as a multiple of EBIT than the value typically attributed by the market to the Company and similar OTCBB listed companies in the same industry.

    Given the current and increasing cost of remaining public and after careful consideration of the facts revealed in the board's detailed comparative analysis of other public companies presented above, as well as the above cited "Factors Considered by the Board of Directors", we believe that the Transaction proposed is in the best interest of the remaining stockholders, employees and stakeholders and fair to the holders of less than 2,000 current shares who will no longer have an investment in the Company.

    The board also considered the terms of a recent investment in the Company by an unaffiliated investor in determining whether the cash-out price was fair to unaffiliated stockholders being cashed-out in the Transaction. On March 30, 2005, the Company entered into a Convertible Note Purchase Agreement with David J. Smith (the "Note Purchaser"). Pursuant to the terms of the Agreement the Company issued the Note Purchaser an unsecured 8% Subordinated Convertible Note (the "Note") in the original aggregate principal amount of $400,000. All principal and interest on the Note is due and payable on March 30, 2007. The Note is convertible at any time at the Note Purchaser's option into shares of the Company's common stock at the initial conversion price of $0.463 per share (the "Conversion Price"), subject to certain anti-dilution adjustments. Based upon the current Conversion Price, the Note is convertible into 863,930.89 shares of the Company's common stock. The Company has the option to issue any fractional shares or to pay cash in lieu of any fractional shares. The purchaser is an experienced, senior-executive level manager with knowledge of the industry. The board believes that this recent, negotiated transaction is reflective of the value of the Company and considered the terms of the Note, along with the other factors listed above, in determining the fairness of the Transaction. However, the price per share at which the Note may be converted is a conversion price only and just one part of a complex transaction. As a result, the conversion price of the Note may not be the same price at which the Company's stock could be sold.

    The board of directors believes that the Transaction is fair to all unaffiliated stockholders, including unaffiliated stockholders that purchased shares of the Company's stock at prices in excess of the cash-out price, or $0.55 per share. Any stockholder who is cashed-out as a part of this Transaction that purchased shares of the Company's stock for more than $0.55 per share will experience a loss a result of the Transaction. Present stockholders (including those whose shares are expected to be cashed out) generally will have an opportunity both to evaluate all of the information contained herein and to compare the potential value of an investment in the Company with that of other available investments. The board of directors believes that the Transaction is procedurally fair to our unaffiliated stockholders because the Transaction is being effected in accordance with all requirements under Nevada law and the stockholders are provided with dissenter's rights of appraisal under Nevada law. In addition, between the date hereof and the effective date of the Transaction, all stockholders of the Company will have an opportunity to buy or sell in the public market a number of pre-Reverse Split shares so that holders who would otherwise be cashed out in whole or in part can continue to be stockholders and continuing holders can also divide or sell a portion of their existing holdings as to become cashed-out stockholders as to some of all or their pre-Reverse Split shares. However, the lack of liquidity in the Over-The-Counter Bulletin Board may limit the ability of stockholders to either buy or sell their shares at a satisfactory price. We have noted that since the June 20, 2005 announcement, a number of holders have increased their holdings and other holders have sold their stock. We believe that the passage of time has allowed holders to implement their decision to remain a stockholder or find other investment opportunities. None of our directors or affiliates is expected to act so as to become a wholly cashed-out stockholder. We believe that, in making their decision to determine the $0.55 pre-Reverse Split cash-out price and the $11.00 per post-Reverse split cash-out price, our directors were conscious of the importance of the issues (including those that adversely affect continuing stockholders as well as those that affect cashed-out stockholders) and acted in accordance with their fiduciary duties to the Company and its stockholders. The

<Page 22>

Transaction was approved by all of the directors of the Company, including directors who are not employees of the Company.

Unaffiliated Stockholders that will not be Cashed-Out in the Transaction

    The board of directors believes that the Transaction is fair to its unaffiliated stockholders that will not be cashed-out as a result of the Transaction because these stockholders can divide or sell a portion of their existing holdings so that they will be cashed out in the Transaction. These stockholders will no longer have the advantage of owning shares that are traded, albeit thinly, on a public market; however, the board believes that the operating advantages that the Company will gain as a result of not having to comply with the 1934 Act will result in the Company becoming more profitable. If the Company is more profitable then the value of its shares should increase, even though that value will be negatively affected by the lack of public market for the shares. We have noted that since the June 20, 2005 announcement, a number of holders have increased their holdings and other holders have sold their stock. We believe that the passage of time has allowed holders to implement their decision to remain a stockholder or find other investment opportunities.

    The board believes that going private will (i) eliminate the costs associated with preparing and filing documents under the 1934 Act, (ii) eliminate or reduce the costs and other burdens associated with being a 1934 Act registrant, including the costs of complying with Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting, (iii) avoid the requirements of regular mandatory disclosure of our financial information and management analysis not only to the public, but also to our competitors and commercial counterparties, even when such disclosure would be adverse to a Company objective, (iv) reduce the costs of administering stockholder accounts and responding to stockholder requests, and (v) provide greater flexibility in the management and governance of the Company.

Reasoning of Specific Board Members

    Certain members of the Company's board of directors will remain as both stockholders and directors of the private company. These individuals may be considered "affiliates" under Rule 12b-2 of the 1934 Act and, as such, the SEC requires that these individuals express their views as to the substantive and procedural fairness of the Transaction to the Company's stockholders. Each director considered all of the factors under "Factors Considered by the Board of Directors" with special emphasis on the matters set forth for each director below:

    Jeffrey E. Butler, Chairman and Director, will remain a director and stockholder in the Company. Mr. Butler believes that the substantive and procedural elements of the Transaction, as proposed, are fair to the unaffiliated stockholders to be cashed out in the Transaction for the following reasons: (i) The Company's major unaffiliated and affiliated stockholders do not have an option to secure liquidity for their holdings without damaging the share value of the unaffiliated stockholders. (ii) The trading history and market for the Company's securities have proven to be illiquid and volatile. (iii) All stockholders are exposed to the possibility that one or more affiliated stockholder or a substantial unaffiliated stockholder may find it necessary to sell a major portion of his/her holdings. History indicates that such position liquidations negatively impact share values of all other stockholders. (iv) The concentrated ownership of a large portion of the Company's outstanding shares, combined with the above factors, hinder potential future returns for all stockholders. (v) Procedurally, the terms of the proposed Transaction and various Company notices provide ample opportunity for all investors to remain invested, liquidate or reduce the size of their financial involvement in the Company. For those unaffiliated stockholders directly affected there is a lower cost exit option at a fair price and a premium to the historical average share price trading range, as well as an opportunity to increase their investment to remain an investor in the Company. Mr. Butler believes that the Transaction is fair to the unaffiliated stockholders that will not be cashed-out in the Transaction for the same reasons as provided under "SPECIAL FACTORS-Fairness of the Transaction-Unaffiliated Stockholders that will not be Cashed-Out in the Transaction."

    Monty McCurry, Director, will remain a director and stockholder in the Company. Mr. McCurry believes that the substantive and procedural elements of the Transaction, as proposed, are fair to the unaffiliated stockholders to be cashed-out in the Transaction for the following reasons: (i) The trading history and market for the Company's securities have proven to be illiquid and volatile. (ii) The Transaction represents an opportunity for smaller

<Page 23>


stockholders to secure a cash-out at a premium to the recent three-year historical price averages without brokerage-related costs.(iii) Conversely, at their sole judgment, the smaller stockholders may elect to invest modest amounts of additional capital to maintain an ownership position for the longer term while management seeks to continue to improve the business and secure liquidity for all owners of the business at a point in the future. (iv) Larger unaffiliated stockholders have a number of options to liquidate at near three year highs or acquire additional shares and remain associated with a private company in a belief that a future exit strategy will develop. (v) Procedurally, the Company has conducted significant investigation into the public market value of the Company and expended appropriate resources in an effort to fairly document the Transaction as well as to notify and advise its stockholders of their individual options and rights relating to the Transaction. Mr. McCurry believes that the Transaction is fair to the unaffiliated stockholders that will not be cashed-out in the Transaction for the same reasons as provided under "SPECIAL FACTORS-Fairness of the Transaction-Unaffiliated Stockholders that will not be Cashed-Out in the Transaction."

    Stephen Prust, Director, will remain a director and stockholder in the Company. Mr. Prust believes that the substantive and procedural elements of the Transaction, as proposed, are fair to the unaffiliated stockholders to be cashed-out in the Transaction for the following reasons: (i) All affiliated and unaffiliated investors that are involved with the Company as investors have historically been provided limited opportunity to secure both liquidity and returns on their investment.
Mr. Prust believes that this limitation is a result of both the Company's highly concentrated ownership and the nature of the OTCBB market. (ii) The trading history and market for the Company's securities have proven to be illiquid and volatile. (iii) The Company's offer in connection with the Transaction is fair as it provides an exit for smaller unaffiliated investors, but also provides the option for them to remain stockholders. The offer is consistent with a significant trading range history in the sixty days prior to June 20, 2005, is consistent with the Company's stock price at April 13, 2006 (the date immediately preceding the filing of this latest amendment to the Company's Schedule 13E-3) and is consistent with valuations based upon the Company's financial performance. (iv) Procedurally, the Company has examined appropriate relevant facts and circumstances, made available options to its stockholders to provide these stockholders with the necessary opportunities to control their investment position in the future business. Mr. Prust believes that the Transaction is fair to the unaffiliated stockholders that will not be cashed-out in the Transaction for the same reasons as provided under "SPECIAL FACTORS-Fairness of the Transaction-Unaffiliated Stockholders that will not be Cashed-Out in the Transaction."

    Newton Fink, Director, will remain a director and stockholder in the Company. Mr. Fink believes that the transaction is fair to the unaffiliated stockholders to be cashed out in the Transaction for the following reasons: (i) The trading history and market for the Company's securities have proven to be illiquid and volatile. (ii) The price offered to unaffiliated stockholder is consistent with the trading range history; and the terms of the proposed Transaction allows those stockholders who wish to remain involved to do so by making, a modest, incremental investment. (iii) Unaffiliated stockholders have had the opportunity to liquidate or adjust their ownership given the early pre-announcement by the Company and the length of time inherent to this privatization process. The subsequent trading post transaction announcement would seem to indicate that this realignment in non-affiliate ownership has taken place. (iv) The procedures utilized by management and the board with the resources available to them provide for a number of investment options for all classes of stockholders and the terms presented in the proposed Transaction appear to be fair and procedurally sound. Mr. Fink believes that the Transaction is fair to the unaffiliated stockholders that will not be cashed-out in the Transaction for the same reasons as provided under "SPECIAL FACTORS-Fairness of the Transaction-Unaffiliated Stockholders that will not be Cashed-Out in the Transaction."

Stockholder Approval

    Pursuant to Section 78.207 of the Nevada General Corporation Law (Nevada Revised Statutes), a corporation that wants to increase or decrease the number of authorized shares of stock, and correspondingly increase or decrease the number of issued and outstanding shares of stock held by each stockholder, may do so by resolution of the board of directors without stockholder approval; provided that (i) less than 10% of the outstanding shares are exchanged for cash in lieu of fractional shares, and (ii) the increase or decrease in any class or series of stock does not adversely affect any preference or other right of any other class or series of stock. The Company is unaware of any judicial decisions or other interpretations of Section 78.207, and, as such, has not considered any judicial decisions or other interpretations of the statute.

<Page 24>

    We anticipate that of the Reverse Split and the Forward Split will result in less than 10% of the common stock of the Company that was outstanding prior to the Reverse Split being exchanged for cash in lieu of fractional shares. Further, the common stock is the only class of stock of the Company that is outstanding. Therefore, Section 78.207 of the Nevada General Corporation Law authorizes the Company to consummate the Reverse Split and the Forward Split without submitting the issue to a vote of the stockholders. The Certificate of Change that the Company must file with the Nevada Secretary of State to effect the Reverse Split and the Forward Split will provide that neither the Reverse Split nor the Forward Split will be effective if they, individually or collectively, result in more than 10% of the common stock of the Company being exchanged for cash in lieu of fractional shares. Additionally, in the unlikely event that the Reverse Split and the Forward Split would result in more than 10% of the common stock of the Company being exchanged for cash in lieu of fractional shares, the Company will immediately file a subsequent Certificate of Change to its Articles of Incorporation to ensure that the effects of the Reverse Split and the Forward Split have not become effective. In that event, the Company anticipates taking necessary corporate action to obtain stockholder approval of the Transaction.

Reports, Opinions, Appraisals and Negotiations

    The Company has not received any report, opinion or appraisal from an outside party that is materially related to the Transaction

    See also "Other Issues related to the Transaction - Material Federal Income Tax Consequences."

Access Rights

    No provision has been made to grant unaffiliated stockholders access to our corporate files or to obtain counsel or appraisal services at our expense.

Reservation

    The Company reserves the right to abandon the transaction any time before the filing of the necessary amendments to the Articles of Incorporation with the Nevada Secretary of State. The Company also reserves the right to delay the Transaction for any reason.

Structure of the Transaction

    The Transaction consists of two steps: (i) the Reverse Split (with a cash payment in lieu of receipt by a stockholder of less than 2,000 pre-Reverse Split shares) and (ii) the Forward Split of the common stock (with a cash payment in lieu of fractional shares). The Effective Date will be the date we file the Certificate of Change amending our Articles of Incorporation to reduce the number of authorized shares of common stock to 15,000. We will issue a press release ten days prior to the date we intend to file to give stockholders advance notice of the Transaction. As a result, each stockholder of record or beneficial stockholder on the Effective Date will receive one share of common stock for every 2,000 pre-Reverse Split shares held in his or her account as of the Effective Date. Any stockholder of record who holds fewer than 2,000 pre-Reverse Split shares in his or her account at the time of the Reverse Split (a "Cashed-Out Stockholder") will receive a cash payment on the basis of $0.55 per pre-Reverse Split share and will no longer be a stockholder of the Company after the Transaction.

    Immediately following the Reverse Split and the payment to the Cashed-Out Stockholders, we will affect the Forward Split by amending our Articles of Incorporation to increase the number of authorized shares of common stock to 1,500,000. As a result, all stockholders who are not Cashed-Out Stockholders will receive in the Forward Split, effective on the day after the Reverse Split, 100 shares of common stock for every one share of common stock they held following the Reverse Split. If a stockholder of record would hold a fractional share in his or her account after the Forward Split, such stockholder will receive a cash payment of $11.00 per pre-Forward Split share, or portion thereof, attributable to such fractional share in lieu of receiving such fractional share (a "Partially Cashed-Out Stockholder").

<Page 25>

    We intend for the Transaction to treat stockholders holding common stock in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are held of record in their own names, and nominees will be instructed to effect the Transaction for their beneficial holders. Accordingly, we also refer to those street name holders who receive a cash payment instead of fractional shares as "Cashed-Out Stockholders." However, nominees may have different procedures and stockholders holding shares in street name should contact their nominees.

    In general, the Transaction can be illustrated by the following examples. The amounts in these examples are gross amounts and do not take into consideration the effect of income tax or tax withholding. See "Material Tax Consequences."

      Hypothetical Scenario                           Result
Mr. Smith is a stockholder who            Instead of receiving a
holds 1,000 shares of common              fractional share of common
stock in his account before               stock immediately after the
the Transaction.                          Reverse Split, Mr. Smith's
                                          shares will be converted into
                                          the right to receive cash.  Mr.
                                          Smith would receive $550 ($0.55
                                          x 1,000 shares).  Note:  If Mr.
                                          Smith wants to continue his
                                          investment in the Company,
                                          before the Effective Date, he
                                          can buy at least 1,000 more
                                          shares.  Mr. Smith would have to
                                          act far enough in advance of the
                                          Transaction so that the purchase
                                          is completed and the additional
                                          shares are credited in his
                                          account by the Effective Date.

Ms. Jones has two separate                Ms. Jones will receive cash
accounts.  As of the                      payments equal to the cash-out
Effective Date, she holds                 price of her common stock in
1,000 shares of common stock              each account instead of
in one account and 1,500 shares           receiving fractional shares.
of common stock in the other.             Ms. Jones would receive two
                                          checks totaling $1,375 ($0.55 x
                                          1,000 shares; and $0.55 x 1,500
                                          shares).  Note:  If Ms. Jones
                                          wants to continue her investment
                                          in the Company, she can
                                          consolidate or transfer her two
                                          accounts before the Effective
                                          Date into an account with at
                                          least 2,000 pre-Reverse Split
                                          shares.  Alternatively, she can
                                          buy at least 1,000 more shares
                                          for the first account and 500
                                          more shares for the second
                                          account, and hold them in her
                                          respective accounts.  She would
                                          have to act far enough in
                                          advance of the Transaction so
                                          that the consolidation or the
                                          purchase is completed by the
                                          Effective Date.

Mr. Walker holds 10,000 shares            After the Transaction,
of common stock as of the                 Mr. Walker will hold 500
Effective Date.                           shares of common stock

Mr. Jackson holds 21,000 shares           In the Reverse Split,
of common stock as of the                 Mr. Jackson's stock is
Effective Date.                           combined into 10.5 shares.
                                          In the Forward Split, the
                                          10.5 shares will be split into
                                          1,050 shares of common stock.

Ms. Harris holds 1,000 shares             We intend for the Transaction
of common stock in street name            to treat stockholders holding
in a brokerage account as of              shares of common stock in
the Effective Date.                       street name  through a nominee
                                          (such as a bank or broker) in
                                          the same manner as stockholders
                                          whose shares are registered in
                                          their names.  Nominees will be
                                          instructed to effect the
                                          Transaction for their beneficial
                                          holders.  If this occurs, Ms.
                                          Harris will receive, through her
                                          broker, a check for $550 ($0.55

<Page 26>

                                          x 1,000).  However, nominees may
                                          have a different procedure and
                                          stockholders holding shares of
                                          common stock in street name
                                          should contact their nominees.


Effects of the Transaction

    Our Articles of Incorporation, as amended, currently authorize the issuance of 30,000,000 shares of common stock and 50,000,000 shares of preferred stock, for an aggregate of 80,000,000 shares. As of March 31, 2006, 14,133,461 shares of common stock were outstanding, and no shares of preferred stock were outstanding. Based upon our best estimates, if the Transaction had been consummated as of that date, the number of outstanding shares of common stock would have been reduced by the Transaction from 14,133,461 to approximately 13,227,000. This would have reduced the number of holders of record of common stock from approximately 2,300 to approximately 105 or by approximately 2,195 stockholders of record and would also have reduced our number of street-name stockholders from an estimated 800 to an estimated 170 or by approximately 630 street-name stockholders.

    Our common stock is currently registered under Section 12(g) of the 1934 Act and, as a result, we are subject to the periodic reporting and other requirements of the 1934 Act. As a result of the Transaction, we will have less than 300 holders of record of our publicly-traded common stock, and the requirement that the Company maintain its registration under the 1934 Act will become terminable. Upon the completion of the Transaction, we could, and would, elect to become a "private" company.
As a result of the Company's deregistration, our shares of common stock will no longer have an effective trading market, and as a practical matter will no longer be publicly traded or quoted on the over-the-counter market. In addition, following the Transaction we and our insiders will no longer be required to file periodic and other reports with the SEC, and we will formally terminate our reporting obligations under the 1934 Act. In connection with the proposed Transaction, we have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") with the SEC.

    The Transaction constitutes a part of a "going private" transaction under the U.S. securities laws.

    Based on the aggregate number of shares owned by holders of less than 2,000 pre-Reverse Split shares as of March 31, 2005, and the estimated number of other fractional shares that would result from the Forward Split, we estimate that payments of cash in lieu of the issuance of fractional shares will total approximately $498,850 in the aggregate. No stockholder with a single account can receive more than $1,099.45.

    The effects on the authorized capital of the Company and its outstanding options set forth below reflect the changes resulting after the consummation of both the Reverse Split and the Forward Split. The common stock will have a $0.50 par value and the number of authorized common shares will be 1,500,000 shares following consummation of the Transaction. The conversion price for the outstanding convertible note will change to $8.00 per share for convertible notes other than Mr. Smith's, whose conversion rate will change to $9.26 per share. The Company currently has 4,254,574 stock options issued and outstanding with exercise prices ranging from $0.13 to $0.63 per share. Upon consummation of the Transaction, each outstanding stock option will be adjusted so that it is exercisable for one share after the Transaction for every 20 shares that it was exercisable for prior to the Transaction. The exercise price for such options after the Transaction will be 20 times the exercise price prior to the Transaction. After the Transaction, we will have a total of 212,729 stock options outstanding with exercise prices ranging from $2.60 to $12.60. The amount of unissued stock options in any Company stock option plan will be reduced such that the plan will have one (1) stock option available for issuance after the Transaction for every 20 shares that it had available for issuance prior to the Transaction.

<Page 27>

                  OTHER ISSUES RELATED TO THE TRANSACTION

Potential Conflicts of Interest

    The executive officers and directors of the Company may have interests in the transaction that are different from your interests as a stockholder. The officers and directors of the Company will remain as such and affiliated stockholders, by virtue of the size of their stock holdings, will have a proportionately greater number of shares and voting power.

Dissenters' Rights

    If you hold shares of the Company's common stock and you do not wish to accept the cash payment in lieu of fractional shares, then Chapter 92A, Sections 300 through 500 inclusive, of the Nevada Revised Statutes ("Chapter 92A") provide that you may elect to have the Company purchase your pre-Reverse Split shares for a cash price that is equal to the "fair value" of such shares (exclusive of any appreciation or depreciation in connection with the proposed transactions). The fair value of your shares will be determined as of the day before the Reverse Split.

    Chapter 92A is set forth in its entirety in Exhibit A to this Disclosure Document. If you wish to exercise your dissenters' rights or preserve the right to do so, you should carefully review Exhibit A. If you fail to comply with the procedures specified in Chapter 92A in a timely manner, you may loose your dissenters' rights. Because of the complexity of those procedures, you should seek the advice of counsel if you are considering exercising your dissenters' rights.

    Within 10 days after the Effective Date of the reverse split and the forward split, the Company will send a written notice (a "Dissenters' Rights Notice") to all the record stockholders of the Company. The Dissenters' Rights Notice will be accompanied by (i) a form for demanding payment from the Company; (ii) a copy of the provisions of Chapter 92A; and (iii) a brief description of the procedures that the stockholder must follow to exercise his or her dissenter's rights. In order to remain eligible to exercise dissenters' rights under Chapter 92A, a stockholder must take the following actions within thirty (30) days of the date that the Dissenters' Rights Notice was mailed:

    - Deliver a written demand for payment on the form provided in the Dissenters' Rights Notice; and

    - Deliver the certificates representing the dissenting shares to the Company in the manner set forth in the Dissenters' Rights Notice.

    Within thirty (30) days after receipt of a demand for payment, the Company shall pay each dissenter who complied with the provisions of Chapter 92A the amount the Company estimates to be the fair value of such shares, plus interest from the effective date of the Reverse Split. The rate of interest shall be the average rate currently paid by the Company on its principal bank loans. If a dissenting stockholder disagrees with the amount of the Company's payment, the dissenting stockholder may, within (30) days of such payment, (i) notify the Company in writing of his or her own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payments from the Company, or (ii) reject the offer by the Company if he or she believes that the amount offered by the Company is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

    If a demand for payment remains unsettled, the Company is required to commence a proceeding in the Clark County, Nevada district court within sixty (60) days after receiving the demand. Each dissenter who is made a party to the proceeds shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by the Company. If a proceeding is commenced to determine the fair value of the common stock, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against the Company, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable if the

<Page 28>

court finds that (i) the Company did not comply with Chapter 92A or (ii) the dissenting stockholders acted arbitrarily, vexatiously or not in good faith with respect the rights of such stockholders provided by Chapter 92A.

Exchange of Stock Certificates

    UMB Bank, n.a. will serve as exchange agent to receive stock certificates of the Company from and to send cash payments to our stockholders entitled to receive them. A copy of the Company's form of exchange agent agreement with UMB is included as Exhibit C to this Disclosure Document. Promptly following the effective date of the Transaction, the exchange agent will send a letter of transmittal to each Stockholder which will describe the procedures for surrendering stock certificates in exchange for cash consideration or certificate representing post-Transaction shares. Upon receipt of the certificates and properly completed letters of transmittal, the exchange agent will, within approximately 20 business days, make the appropriate cash payment and, where applicable, deliver the new stock certificates to the remaining stockholders of the Company. No interest will accrue on the cash consideration payable pursuant to the terms of the Transaction.

Material Federal Income Tax Consequences

    The following is a discussion of the material anticipated federal income tax consequences of the Transaction to stockholders of the Company. It should be noted that this discussion is based upon the federal income tax laws currently in effect and as currently interpreted. This discussion does not take into account possible changes in such laws or interpretations, including any amendments to applicable statutes, regulations and proposed regulations, or changes in judicial or administrative rulings, some of which may have retroactive effective. This discussion does not purport to address all aspects of the range of possible federal income tax consequences of the Transaction and is not intended as tax advice to any person. In particular, and without limiting the foregoing, this discussion does not account for or consider the federal income tax consequences to stockholders of the Company in light of their individual investment circumstances or to holders subject to special treatment under the federal income tax laws (for example, life insurance companies, regulated investment companies, and foreign taxpayers). This discussion does not discuss any consequence of the Transaction under any state, local or foreign tax laws.

    No ruling from the Internal Revenue Service will be obtained regarding the federal income tax consequences to the stockholders of the Company in connection with the Transaction. The Company has not received an opinion of counsel regarding the federal income tax consequences to the Company and its stockholders in connection with the Transaction. However, each stockholder is encouraged to consult his or her tax adviser regarding the specific tax consequences of the Transaction to such stockholder, including the application and effect of federal, state, local and foreign taxes, and any other tax laws.

    The board of directors believes that the Transaction will be a recapitalization constituting a reorganization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Transaction should be tax-free to the Company, and stockholders should have the following tax consequences. Pursuant to
Section 354(a)(i) of the Code, no gain or loss will be recognized by a stockholder who does not receive cash in the Transaction. A stockholder who receives only cash in the Transaction (which cannot exceed $1,099.45) will be treated as having had the stockholder's fractional share interest redeemed under Section 302 of the Code. Because all of the stockholder's interest is terminated, Section 302(b)(3) of the Code is applicable and the cash is treated as full payment in exchange for the fractional share interest. The stockholder will recognize a gain or loss equal to the difference, if any, between the amount received and the basis for the common stock redeemed, and such gain or loss, if any, will generally constitute capital gain or loss if the fractional share interest is held as a capital asset at the time of the sale.

    A stockholder who receives both common stock and cash in the Transaction will not recognize gain or loss on the stock received in the exchange. The cash received in lieu of fractional shares will be treated under Section 302 of the Code as having been received in redemption of the fractional shares interest. If the redemption does not result in a meaningful reduction in the stockholder's proportionate interest in the Company, the cash payment is essentially equivalent to a dividend within the meaning of Section 302(d) of the Code as a distribution to which
Section 302 of the Code applies. Stockholders who are not cashed out will not have a reduction in the proportionate interest in the Company; in fact, each such Stockholder's proportionate interest in the Company will increase as a result of the recapitalization. Accordingly, the amount of the cash received which is a dividend will be included in

<Page 29>

gross income. The cash will be a dividend to the extent it is paid out of earnings and profits for the year in which the distribution is made, without regard to the amount of earnings and profits at the time the distribution is made. The Company will send a letter to stockholders who are partially cashed-out advising them of the Company's earnings and profits for fiscal year 2006 as soon as practicable after the end of the year. The maximum amount of cash to be received by any stockholder who is not completely cashed-out will be the fractional share interest to which such stockholder would otherwise be entitled multiplied by $11.00.

    The tax basis of the new common stock received by holders of common stock will be the same as the tax basis of the common stock exchanged therefore, minus (in the case of cash that is not treated as a dividend to partially cashed-out stockholders) the basis allocated to the cashed-out fractional share interest, and the holding period of the new common stock in the hands of holders of new common stock will include the holding period of their common stock exchanged therefore, provided that such common stock was held as a capital asset immediately before the exchange.

    For the purposes of Section 302 of the Code, the attribution provisions of Section 318 of the Code apply. Stockholders should consult with their tax advisors to see if stock held by a family member or a partnership, estate, trust or corporation may be considered as owned by the stockholder for the purpose of determining whether or not the stockholder has been totally or partially cashed-out.

    Certain cashed-out stockholders and partially cashed-out stockholders may be subject to information reporting with respect to the cash received in exchange for their fractional shares of common stock. If you are subject to information reporting and do not provide appropriate information when requested, you may also be subject to backup withholding at the rate of 28%. Any amount withheld from you under such rules is not an additional tax and may be refunded or credited against your federal income tax liability, provided that the required information is properly furnished in a timely manner to the IRS.


Source and Amount of Funds

Source of Funds

    The funds to be used in the transaction (approximately $498,850) will come from working capital and, possibly, the Company's existing line of credit. The Company estimates that through the end of June 2006, the Company will have receipts of approximately $2,300,000 and disbursements of approximately $2,000,000 (including the expenses of this Transaction). As of April 13, 2006, the Company has approximately $550,000 in cash and an unused line of credit of $450,000. After the Transaction, this would leave the Company with a balance of $801,150 of cash and unused credit. In the event that the Company is required to borrow money under the line of credit in order to consummate the Transaction, the Company does not anticipate any difficulties in repaying any amounts owed under the credit facility from working capital generated. The current credit facility expires in April of 2006. The Company expects to extend the current credit facility with its current bank.

Expenses

    Following is an itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction.

     Filing Fees              $99.77
     Legal Fees               $75,000
     Mailing Expenses         $5,500
     Printing Costs           $7,000
     Transfer Agent fees      $45,100*

    - Includes a transaction fee of $2,500 plus $15 per account that responds (estimated at 2,840 accounts).

    The Company has paid or will be responsible for paying any or all expenses related to the Transaction.

<Page 30>

Borrowed Funds

    If any borrowed funds are used as a part of the cost of this transaction, they will come from the Company's line of credit with UMB Bank, N.A. The Company has a $450,000 line of credit with a bank that was renewed on March 31, 2005 and matures on April 30, 2006. The Company expects to extend the current facility with its current bank. Interest is at the bank's prime rate plus 2.0% (currently 9.9750%) paid monthly. The principal is due at maturity. The loan is collateralized by accounts receivable and inventory.

                    FINANCIAL AND OTHER INFORMATION

Historical Financial Information

    Our historical financial information is located at "Item 6 - Management's Discussion and Analysis or Plan of Operation;" "Item 7 - Financial Statements;" "Item 8 - Changes in and Disagreements With Accountants on Accounting and Financial Disclosure" of our Form 10-KSB, which is included as Exhibit B to this Disclosure Document.. Our ratio of earnings to fixed charges for the last two fiscal years and the nine months ended December 31, 2005 is shown below:

              Period                  Earnings      Fixed Charges    Ratio
     ----------------------------    ----------     -------------    -----
     Year ended December 31, 2004    $1,349,798        145,182        9.30
     Year ended December 31, 2005      (660,520)       158,997       (4.15)(1)

(1) The deficiency of $819,517 resulted from the write-off of $1,215,015 of goodwill during the period.

Pro Forma Financial Information
-------------------------------

    The following pro forma financial information as of and for the year ended December 31, 2005 have been prepared to give effect to the Transaction as if the Transaction had occurred on the date or at the beginning of the period indicated.

<Page 31>

THE AMERICAN EDUCATION CORPORATION & SUBSIDIARIES
Comparative Consolidated Balance Sheet

                                   As Reported    Pro Forma      Pro Forma
                                    12/31/2005  Adjustments(1)  12/31/2005
                                   -----------  --------------  ----------
Assets:
 Current assets:
   Cash & Equivalents                 977,040     (581,450)       395,590
   Accounts Receivable              2,314,586                   2,314,586
   Inventory                           21,368                      21,368
   Prepaid Expenses and Deposits      306,001                     306,001
   Deferred Tax Asset                 125,388                     125,388
                                   ----------   ----------      ---------
 Total current assets               3,744,383     (581,450)     3,162,933

Other assets:
 Property and Equipment             1,295,781                   1,295,781
 PP&E Depreciation                 (1,134,226)                 (1,134,226)
 Product Development Costs         12,094,551                  12,094,551
 PDC Amortization                  (8,197,969)                 (8,197,969)

Deferred Tax Asset                     31,857       33,040         64,897
                                   ----------   ----------      ---------
Total assets                        7,834,377     (548,410)     7,285,967
                                   ==========   ==========      =========


Liabilities and Stockholders' Equity
 Current Liabilities:
    Accounts payable trade            288,881                     288,881
    Accrued liabilities               758,124                     758,124
    Deferred revenue                  786,230                     786,230
    Notes payable and current
     Portion of long-term debt        305,880                     305,880
                                   ----------   ----------      ---------
 Total current liabilities          2,139,115                   2,139,115
                                   ==========   ==========      =========


Other long term accrued
 liabilities                          752,475                   4,752,475
 Long - term debt                     400,000                     400,000
 Deferred Long Term Taxes Payable           0                           0
                                   ----------   ----------      ---------

Total Liabilities                   3,291,590                   3,291,590
                                   ----------   ----------      ---------

Stockholders' Equity:
    Preferred Stock                         -                           -
    Common Stock                      359,186      (28,525)       330,661
    Treasury Stock                   (319,125)     319,125              0
    Additional Paid-In Capital      6,698,817     (789,450)     5,909,367
    Current Year Earnings                   0                           0
    Retained Earnings (Deficit)    (2,196,091)     (49,560)    (2,245,651)
                                   ----------   ----------      ---------
Total Stockholders' Equity          4,542,787     (548,410)     3,994,377
                                   ----------   ----------      ---------

Total Liabilities and
 Stockholders' Equity               7,834,377     (548,410)     7,285,967
                                   ==========   ==========      =========

<Page 32>

THE AMERICAN EDUCATION CORPORATION
CONSOLIDATED STATEMENT OF INCOME
Year Ended December 31, 2005

                                   As Reported    Pro Forma     Pro Forma
                                       2005     Adjustments(1)     2005
                                   -----------  --------------  -----------

Sales                               9,819,396                   9,819,396
Cost of goods sold                  1,137,528                   1,137,528
                                   ----------   ----------      ---------

Gross profit                        8,681,868                   8,681,868

Operating expenses:
    Selling and marketing           3,391,767                   3,391,767
    Operations                        580,375                     580,375
    General and administrative      2,493,389       82,600      2,575,989
    Impairment of goodwill          1,215,015                   1,215,015
    Amortization of capitalized
     software costs                 1,611,909                   1,611,909
                                   ----------   ----------      ---------

Total operating expenses            9,292,455       82,600      9,375,055
                                   ----------   ----------      ---------

Operating income (loss) from
 continuing operations               (610,587)     (82,600)      (693,187)

Other income (expense):
    Interest expense                  (49,933)                    (49,933)
                                   ----------   ----------      ---------

 Income (loss) from continuing
  operations before income taxes     (660,520)     (82,600)      (743,120)

    Deferred income tax expense       (40,024)     (33,040)       (73,064)
                                   ----------   ----------      ---------

Income (loss) from continuing
 operations                          (620,496)     (49,560)      (670,056)

Loss from discontinued
 operations (net of tax
 benefits of $134,599                (229,431)                   (229,431)
                                   ----------   ----------      ---------

Net Income (loss)                    (849,927)     (49,560)      (899,487)
                                   ==========   ==========      =========

Earnings per share:
  Basic:
Continuing operations                    (.04)                       (.05)
Discontinued operations                  (.02)                       (.02)
Net income (loss)                        (.06)                       (.07)

  Diluted:
Continuing operations                    (.04)                       (.04)
Discontinued operations                  (.02)                       (.02)
Net income (loss)                        (.06)                       (.06)

Weighted average common shares outstanding:

        Basic                      14,133,461                  13,226,461
        Diluted                    17,143,379                  16,236,279

<Page 33>

THE AMERICAN EDUCATION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005


                                   As Reported    Proforma       Proforma
                                       2005     Adjustments(1)     2005
                                   -----------  --------------  -----------

Cash flows from operating
 activities:
Net income (loss)                    (849,927)     (49,560)      (899,487)
   Adjustments to reconcile
    net income (loss) to net
    cash provided by (used in)
    operating activities:                   0                           0
   Depreciation and amortization    2,894,175                   2,894,175
   Reserve for bad debts               50,000                      50,000
   Deferred compensation              282,000                     282,000

Changes in assets and liabilities:
   Accounts receivable               (218,322)                   (218,322)
   Inventories                         (6,883)                     (6,833)
   Prepaid expenses and other            (104)                       (104)
   Accounts payable and accrued
    liabilities                        68,622                      68,622
   Deferred revenue                   131,893                     131,893
   Deferred income taxes             (174,624)     (33,040)      (207,664)
                                   ----------   ----------      ---------

   Net cash provided by
    operating activities            2,176,830      (82,600)     2,094,230
                                   ----------   ----------      ---------

Cash flow from investing activities:
   Purchase of property and
    equipment                         (84,460)                    (84,460)
   Software development costs
    capitalized                    (1,692,811)                 (1,692,811)
                                   ----------   ----------      ---------

Net cash used in investing
 activities                        (1,777,271)                 (1,777,271)
                                   ----------   ----------      ---------

Cash flows from financing activities:
   Proceeds received for
    issuances of debt                 400,000                     400,000
   Principal payments on notes
    payable                          (371,862)                   (371,862)
   Purchase of stock in reverse
    stock split                             0     (498,850)      (498,850)
                                   ----------   ----------      ---------

Net cash used in by financing
 activities                            28,138     (498,850)      (470,712)
                                   ----------   ----------      ---------

Net increase in cash                  427,697     (581,450)      (153,753)

Cash at beginning of year             549,343                     549,343
                                   ----------   ----------      ---------

Cash at end of year                   977,040     (581,450)       395,590
                                   ==========   ==========      =========

(1) The pro forma adjustments provide for the payment of $498,850 for the anticipated fractional shares to be cashed out as a result of the Transaction, and the inclusion of $82,600 of transaction costs that had not been recognized at December 31, 2005. A total of $50,000 in legal fees had been billed and are included in the historical financial statements. An effective tax rate of 40% has been assumed.

<Page 34>

                     EXHIBIT A TO DISCLOSURE DOCUMENT
                     --------------------------------

             Nevada Revised Statutes Sections 92A.300-92A.500

      NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.
      (Added to NRS by 1995, 2086)
      NRS 92A.305 "Beneficial stockholder" defined. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.
      (Added to NRS by 1995, 2087)
      NRS 92A.310 "Corporate action" defined. "Corporate action" means the action of a domestic corporation.
      (Added to NRS by 1995, 2087)
      NRS 92A.315 "Dissenter" defined. "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.
      (Added to NRS by 1995, 2087; A 1999, 1631)
      NRS 92A.320 "Fair value" defined. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
      (Added to NRS by 1995, 2087)
      NRS 92A.325 "Stockholder" defined. "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.
      (Added to NRS by 1995, 2087)
      NRS 92A.330 "Stockholder of record" defined. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.
      (Added to NRS by 1995, 2087)
      NRS 92A.335 "Subject corporation" defined. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.
      (Added to NRS by 1995, 2087)
      NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.
      (Added to NRS by 1995, 2087)
      NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.
      (Added to NRS by 1995, 2088)
      NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.
      (Added to NRS by 1995, 2088)
      NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.
      1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.
      2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.
      (Added to NRS by 1995, 2088)
      NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.
      1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:
      (a) Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:
             (1) If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or
             (2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.
      (b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner's interests will be acquired, if his shares are to be acquired in the plan of exchange.
      (c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.
      2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.
      (Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189)
      NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.
      1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:
      (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or
      (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:
             (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:
                   (I) The surviving or acquiring entity; or
                   (II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or
             (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).
      2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.
      (Added to NRS by 1995, 2088)

      NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.
      1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.
      2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:
      (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and
      (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.
      (Added to NRS by 1995, 2089)
      NRS 92A.410 Notification of stockholders regarding right of dissent.
      1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.
      2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.
      (Added to NRS by 1995, 2089; A 1997, 730)
      NRS 92A.420  Prerequisites to demand for payment for shares.
      1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:
      (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and
      (b) Must not vote his shares in favor of the proposed action.
      2. A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.
      (Added to NRS by 1995, 2089; 1999, 1631)
      NRS 92A.430 Dissenter's notice: Delivery to stockholders entitled to assert rights; contents.
      1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.
      2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:
      (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;
      (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;
      (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;
      (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and
      (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive. (Added to NRS by 1995, 2089)
      NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.
      1.  A stockholder to whom a dissenter's notice is sent must:
      (a) Demand payment;

      (b) Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and
      (c) Deposit his certificates, if any, in accordance with the terms of the notice.
      2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.
      3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.
      (Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189)
      NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.
      1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.
      2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.
      (Added to NRS by 1995, 2090)
      NRS 92A.460  Payment for shares: General requirements.
      1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:
      (a) Of the county where the corporation's registered office is located; or
      (b) At the election of any dissenter residing or having its registered office in this State, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.
      2.  The payment must be accompanied by:
      (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;
      (b) A statement of the subject corporation's estimate of the fair value of the shares;
      (c) An explanation of how the interest was calculated;
      (d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and
      (e) A copy of NRS 92A.300 to 92A.500, inclusive.
      (Added to NRS by 1995, 2090)
      NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter's notice.
      1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.
      2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.
      (Added to NRS by 1995, 2091)
      NRS 92A.480 Dissenter's estimate of fair value: Notification of subject corporation; demand for payment of estimate.
      1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

      2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.
      (Added to NRS by 1995, 2091)
      NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.
      1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
      2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the State, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.
      3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
      4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
      5. Each dissenter who is made a party to the proceeding is entitled to a judgment:
      (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or
      (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.
      (Added to NRS by 1995, 2091)
      NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.
      1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.
      2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:
      (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or
      (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.
      3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.
      4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.
      5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.
      (Added to NRS by 1995, 2092)

EXHIBIT B - 10-KSB

FORM 10-KSB

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
    SECURITIES ACT OF 1934

For the Transition Period from  ________ to ________

Commission File #0-11078

                   THE AMERICAN EDUCATION CORPORATION
              --------------------------------------------
             (Name of Small Business issuer in its charter)

            Nevada                               73-1621446
-------------------------------    ------------------------------------
(State or other jurisdiction of    (I.R.S. Employer Identification No.)
incorporation or organization)

   7506 N. Broadway Extension, Suite 505, Oklahoma City, OK  73116
   ---------------------------------------------------------------
    (Address of principal executive offices ) (Zip Code)

                             (405) 840-6031
                       ---------------------------
                       (Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act: NONE

Securities registered under Section 12(g) of the Exchange Act:
Common Stock, par value $.025 per share

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                YES  X  NO____

Check if there is no disclosure of delinquent filers in response to
Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Indicate by check mark whether the registrant is a shell company (as
defined in Rule 12b-2 of the Exchange Act)      YES____  NO  X

Revenues for the year ended December 31, 2005:           $9,819,396

The aggregate market value of the issuer's voting and non-voting common equity held by non-affiliates of the issuer as of March 24, 2005 was $4,707,125 based on 7,471,627 shares at $.63 per share, the closing sale price of the issuer's common stock on March 24, 2006. (For purposes of calculating this amount only, all the directors and executive officers of the issuer have been treated as affiliates.)

Number of shares of the issuer's common stock outstanding as of March 24, 2006: 14,133,461

Transitional Small Business Disclosure Format      YES____  NO  X

TABLE OF CONTENTS TO FORM 10-KSB


PART I


                                                           Page Number


Item 1     Description of Business                               3
Item 2     Description of Property                              11
Item 3     Legal Proceedings                                    11
Item 4     Submission of Matters to a Vote of Security
           Holders                                              11


PART II


Item 5     Market for Common Stock, Related Stockholder
           Matters and Small Business Issuer Repurchases
           of Equity Securities                                 12
Item 6     Management's Discussion and Analysis or Plan
           of Operation                                         13
Item 7     Financial Statements                                 19
Item 8     Changes In and Disagreements with Accountants
           on Accounting and Financial Disclosure               19
Item 8A    Controls and Procedures                              20
Item 8B    Other Information                                    20


PART III


Item 9     Directors, Executive Officers, Promoters and
           Control Persons; Compliance with Section 16(a)
           of the Exchange Act                                  21
Item 10    Executive Compensation                               23
Item 11    Security Ownership of Certain Beneficial Owners
           and Management and Related Stockholder Matters       25
Item 12    Certain Relationships and Related Transactions       26
Item 13    Exhibits                                             26
Item 14    Principal Accountant Fees and Services               28


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed herein (including the documents incorporated herein by reference) may contain forward-looking statements intended to qualify for the safe harbors from liabilities established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "plans," "intends," "anticipates," "expects," or words of similar import. Similarly, statements that describe the Company's future plans, objectives, estimates, or goals are also forward-looking statements. Such statements address future events and conditions concerning capital expenditures, earnings, litigation, liquidity, capital resources and accounting matters. Actual results in each case could differ materially from those currently anticipated in such statements as a result of factors such as future economic conditions, changes in customer demands, future legislative, regulatory and competitive developments in markets in which the Company operates and other circumstances affecting anticipated revenues and costs. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under the heading "Risk Factors and Uncertainties" in the "Management's Discussion and Analysis or Plan of Operation" section of this annual report. Accordingly, investors should be alert to the possibility that factors beyond the control of management may have impact on the short or long-term operations of the business. The Company undertakes no duty to update its forward-looking statements to reflect the impact of events or circumstances that arise after the date the forward-looking statements were made.

THE AMERICAN EDUCATION CORPORATION


FORM 10-KSB


PART I
------

Item 1.  Description of Business.
------   ------------------------

The Company's Business
----------------------

The Company's primary business is the development and marketing of educational software to elementary, middle and secondary schools, adult literacy centers and vocational, junior and community colleges. The
Company develops software for Windows, registered, Macintosh, registered, Unix, registered, and Linux, registered, operating systems. From 1995 to 2001, the Company's revenues were primarily derived from the sale of its product family, the A+dvanced Learning System, registered, Version 2.15, a comprehensive courseware offering developed by the Company. In early 2001, the Company released the A+nyWhere Learning System, registered, V 3.0 ("A+LS", registered), a Java, trademark, based program that is now the Company's principal delivery platform for its extensive grade level 1-12 educational content and assessment tools. The A+nyWhere Learning System, registered, V 3.0, and the browser-based version, A+nyWhere Learning System, registered, V 4.0, accounted for over ninety percent of the Company's total revenues at the close of fiscal 2005, while the A+dvanced Learning System Version 2.15 accounted for less than ten percent of the Company's total revenues. The educational effectiveness of the Company's products and their instructional design are substantiated through a significant body of historically generated data. In accordance with the No Child Left Behind Act of 2001, which requires schools to use educational products whose effectiveness has been demonstrated through scientifically based research studies, the Company has conducted a series of formal effectiveness studies to better inform its school customers of the potential performance of the Company's products. These studies, which have been independently reviewed, have established that the Company's instructional design is effective in a range of instructional settings and grade levels. The Company is currently engaged in additional scientifically-based research studies to continue to compile data regarding the effectiveness of the Company's products as its product offerings are upgraded and expanded.

In 1998, the Company acquired Projected Learning Programs, Inc. ("PLP"), a company that engaged in catalogue marketing of both the Company's products and distribution of other publishers' software. In 2001, management elected to wind down and ultimately discontinue the PLP catalog selling operations as a result of the reduction in catalogue sales due to the increasing use of the Internet to purchase products offered by PLP, as well as the significant cash required to operate a catalogue sales business.

The Company also acquired Learning Pathways, Limited ("LPL"), a United Kingdom educational software provider, in 1998. From 2002 through the year ended December 31, 2004, the marketplace in the UK became more competitive and funding declined for the technology and products produced by LPL. As a result, LPL suffered a series of sustained annual losses. Through this period, the Company downsized its operations in an effort to counter this trend. Management elected to write off the remaining goodwill and the Company's investment in this subsidiary in fiscal 2004. Subsequently, the Company sold LPL in November 2005. The Company expects to save approximately $350,000 in 2006 as a result of no longer having to fund the operations of LPL.
The Company also expects that it will receive long-term royalties under a distribution agreement with LPL; however, management believes that these royalties will not have a material impact on the future financial performance of the Company.

The Company purchased Dolphin, Inc., ("Dolphin") in December 1999. Dolphin was an established, fourteen year-old developer of educational software for many of the world's leading textbook and electronic publishers. The Company purchased Dolphin to provide additional depth to the Company's development activities and, through its ongoing industry contacts, to assist the Company in initiating partnering opportunities in the areas of content development, marketing and business development with major textbook and assessment testing publishers. Changes in the development practices of major textbook publishers, as well as their increasing use of offshore developers, began to impact the size of contracts that Dolphin was able to secure in 2003 and the subsidiary's operations were downsized in 2004 and 2005. Management elected to cease Dolphin's development for outside companies in 2005 when it became apparent that the fundamentals of the subsidiary's business had changed. All customer contract


<Page 3>


fulfillment obligations have been met and Dolphin was merged into the Company in December 2005. The Company expects to save approximately $400,000 as a result of the restructuring of the Dolphin operations.

The Company internally develops software and content and licenses, to a limited extent, software or content from third parties for inclusion in its products for the school market. The Company utilizes an in-house programming staff and limited, external contract services to develop its software technology. The Company is the primary developer of its curriculum content and employs full-time educational professionals to assist in this electronic publishing effort. The Company also makes extensive use of contract services to secure the specialized educator skills that are necessary to publish the wide range of subject matter and grade level content required by the Company's comprehensive product offering, and to ensure their correlation to state and other educational standards.

The use of computers, software and the Internet as educational, instructional and assessment aids in the nation's schools is the major focus of the Company's marketing strategy. The Company's marketing plan calls for separate promotional efforts to be directed toward the various segments of the school market and channels of distribution that provide specialized market access. Currently, the Company utilizes an in-house employee sales force and a network of independent school dealers to market its products to schools. Each independent school dealer generally covers a geographically limited territory such as a single state. Other marketing efforts are executed through business partners as well as direct mail to the school and library markets.

The Company is a technology-based business and is actively engaged in developing new software applications to facilitate the delivery of its assessment testing and instructional content in a networked environment, which includes the Internet. A significant percentage of the Company's current revenues are derived from product sales to schools that deliver curriculum content on a local area network ("LAN") within a single school site. The rapid adoption of wide-area networks ("WAN"), and increased Internet usage, or online delivery of the Company's products, are growing as a percentage of the Company's revenues. In late 2000, the Company began the testing and delivery of its content online. As a result of the availability of the browser-based version, A+nyWhere Learning System V4.0, the Company, at December 31, 2005, had 393 schools in 37 states using online curriculum content. These users are supported by company-maintained Tier 1 data facilities in Oklahoma City at the Perimeter Technology Center, Inc., and at the Vericenter, Inc. facility in Dallas, TX. Management believes that it has in place the development of technology and programs to allow it to capitalize on the forecasted, rapid changes in the structure of the marketplace for the delivery of electronic-based instruction that will be required by school districts in future years.


Principal Products
------------------

The Company engages in extensive efforts to develop new programming technology as well as new instructional content and academic skills assessment tools. As a result of this effort, the Company now supports all contemporary Macintosh, Windows, Novell, UNIX and Linux operating systems with one of the largest curriculum offerings in the core subject areas for grade levels 1-12. At December 31, 2005 the Company now publishes under its various A+, registered, brands 148 separate software titles and has another 14 titles in revision or development for release in 2006. All of the Company's currently released products carry 2001 or later copyrights reflecting the Company's commitment not only to development of content but also keeping its products up to date.

There is a growing use of LAN, WAN and Internet technologies in schools and school districts to provide both assessment and educational content to students. The Company provides these schools with software designed to perform in these network environments. The Company's educational software for the elementary, middle and high school markets is designed for use in classroom instruction and assessment and provides the educator with tools and the reporting resources to assist schools in meeting and documenting their average yearly performance (AYP) improvement objectives. The Company's products for schools are designed for the professional educator and feature a management function, which records assessment and student activity data for both individual student, class and school performance measurement. This management function also provides for a wide range of performance reports, lesson materials, tests and assignments that are required to meet the No Child Left Behind Act of 2001 initiative of the Federal Government. A hallmark feature of the Company's products is a unique authoring tool, which allows the educator to add, modify and expand the graphics, text and incorporate the use of the Internet content to the curriculum coursework provided by the Company. The Company's software is correlated to over 120 major national and state standards so that educators can develop specific lesson plans to assist students with a course of study that is directly related to specific state or national learning objectives, or to correct individual student skill deficiencies.


<Page 4>


The Company's computer software products are carefully designed to be utilized by both educators and students without extensive computer training.

In an industry where there are in excess of 300 educational software publishers, the Company has developed a distinctive niche in the form of its content, delivery, instructional design and assessment tools. This approach features high educational value and extensive content that is highly correlated to the leading states' desired learning outcomes, national educational objectives and major, adopted textbook series. The Company has concentrated on a design of its products that offers educational content substance that is highly specific to grade and age level. These are delivered to the student by a Learning Management System ("LMS") that allows full educator control of the content delivery rather than an approach controlled by the software. Various software tools, such as the Company's products for assessment and instruction, allow the use of the Internet as a source of content at the school's or individual teacher's option. It also provides educators with the means to effectively utilize the Company's products as a comprehensive supplemental instructional solution designed to address individual student skill deficiencies that may be identified by the Company's assessment tools. In addition, the Company's product design is modular so that each title sold by the Company has an integral LMS function. This management function is shared so that new software titles purchased by a customer utilize preexisting A+LS class and student records that have been previously established. This feature allows schools to add additional content and titles or updated versions simply and easily.

The No Child Left Behind Act of 2001 initiative places significant emphasis on spending federal funds on software programs that have been demonstrated to improve student academic performance using "scientifically-based" research. The Company's A+ brands in various versions are supported by a body of research that validates the Company's instructional design. In 2003, the Company amplified its ongoing efforts to establish programs to document through rigorous, systematic and objective procedures the educational effectiveness of its products. The Company has published various white papers and formal studies to document completed studies of product performance in schools. The Company has engaged Edvantia, Inc. (formerly The Institute for the Advancement of Research in Education at Appalachian Educational Laboratory) in Charleston, WV, to assist the Company in continuing to refine its design for future scientifically-based research and to provide an independent review of the completed studies and the publication of the results of these efforts. A total of fifteen studies have been undertaken and at the end of fiscal 2005. Seven of the studies have been published and submitted to various industry publications or are directly printed or electronically distributed by the Company. The remaining eight studies are scheduled for publication in 2006 and 2007.

The majority of the Company's installed software base is deployed in a LAN environment as an LMS. The LMS allows teachers and school administrators to monitor and analyze student performance, which is increasingly important in the wake of the No Child Left Behind Act of 2001 initiative which emphasizes school accountability. This approach provides complete district, school and educator control of class and student lesson assignments, an individualized path of study, skills assessment, authoring, testing, reporting and the integration of third-party and Internet-based content. The A+LS product family's capabilities and its range of reporting, and documentation of individual student performance and progress assist the educator in directing the use, and understanding the effectiveness, of instruction, while improving the efficiency of the learning process. Management believes that fewer than six companies in the educational software industry provide a comprehensive, fully-managed instructional LMS software solution that is comparable to the products provided by the Company.

A+nyWhere Learning System, registered, Versions 3.0 and 4.0

The A+nyWhere Learning System makes use of standardized Structured Query Language ("SQL") and Open Database Connectivity ("ODBC") technology to ensure transferability of student data between the system and the existing customer databases. The powerful class and student management features of this product provide the means to link and transfer student data to most school and district central records. These features also include the ability to dynamically assess student capabilities against specific individual state standards, and to prescribe individualized instructional plans based on such assessments. The system can be an important element in providing the data needed to measure Adequate Yearly Progress (AYP) as required by the No Child Left Behind Act of 2001.

From an educational content perspective, A+LS, Version 3.0 and Version
4.0 has been designed as a comprehensive grade level 1-12 core curriculum solution. It is a product family currently comprised of 148 subject titles that provide for an interactive multimedia instructional environment with extensive sound and graphics. Major subject


<Page 5>


areas covered are: reading, writing, mathematics, science, history, geography and language arts. Each ascending grade level subject title of the Company's content presents increasingly more complex concepts that provide overlapping subject matter reinforcement by grade level. As a body of published work, it is one of the most extensive in the industry for the elementary, middle and secondary grade levels. A+LS's content is divided into subject titles, each containing a number of lessons.
Each lesson contains a number of activities such as study, practice exercises, tests and essay.

These instructional activities are further supported by computer adaptive skill assessment tests for all subject areas and lesson-related activities. This design facilitates the use of the advanced A+LS class and student management system to pretest, posttest, record academic gains, maintain academic performance data and to report on individual student and class activities. This capability is required by schools to simplify and assist in the management and reporting of student academic performance data to comply with certain aspects of the No Child Left Behind Act of 2001. Using tools embedded in the Company's software, educators may select a series of specific lessons across all subject areas to create a curriculum plan for a specific time period, while specifying independent mastery levels for each lesson for a class, group or an individual student. They may also integrate third-party publishers' materials into a specified course of study for enrichment or remediation activities. The product design also permits the development of individualized courses of study as a result of diagnostic testing and prescriptive capabilities designed into A+LS for the at-risk or special education student, which might require specific emphasis to correct skill deficiencies. Approximately 12,100 public and private schools, centers of adult literacy and correctional institutions have purchased the Company's products since the introduction of the Company's new A+dvanced Learning System, Version 2.0.

During 2005 the Company continued to receive excellent marketplace acceptance of A+nyWhere Learning System Version 4.0, the browser-based version of Version 3.0. This version has most of the features of Version 3.0, but is designed to be delivered in standard Internet browsers. Importantly, Version 4.0 utilizes all of the assessment testing resources of Version 3.0. Version 4.0's browser-based delivery can be used as an independent, stand alone solution as well as in combination with a Version 3.0 installation. This design approach is a major selling feature because it allows schools to deploy a common instructional resource and performance-tracking technology from a single vendor throughout a community or campus; which simplifies the use, training and data collection processes. In addition, the ability to deploy in LAN, WAN and Internet configurations provides the school with a long-term solution to effectively utilize computer and bandwidth resources as these are upgraded over time.

Throughout 2005, the Company has maintained active development efforts in updating and expanding both its technology and curriculum offerings for the A+LS product family. During the year, the Company released nine new subject titles, including a new K-2 emergent reading series. The Company also began development of new subject title additions for high school electives. The Company expects to release nine new titles in 2006. In addition, during fiscal 2005 significant portions of the Company's current assessments and standards database were expanded, updated and realigned to meet new or revised state and national academic standards; in total, approximately 30 state standard sets were revised or added to keep pace with changes made by individual states and their departments of education.

These ongoing investments in new technology provide the Company with the means to deliver its products in the highly connected, future marketplace. This capability should increase and enhance the Company's competitive ability to expand its delivery alternatives to customers and to secure new marketing and strategic business relationships.

A+ University, trademark

A+ University, trademark, is a product training and staff development product line, which is designed to instruct school administrators, curriculum specialists and teachers in the use of the Company's various products. Initial release of this new product family occurred in the second quarter of 2002 and revisions and updates have been made in subsequent fiscal years including 2005 to maintain this product family's currency and relevancy to the Company's evolving product structure. It is believed that this product family should become an important source of incremental revenue from existing and new customers in future years.


<Page 6>


A+dvancer Learning System, trademark

In mid-2003, the Company completed the development of A+dvancer Learning System, an online assessment and course of remedial study, which is aligned to the College Board's ACCUPLACER, registered, postsecondary test. In 2005, the Company secured orders from approximately forty-five postsecondary institutions and now has approximately seventy-five institutions utilizing this product in their admissions process. ACCUPLACER is utilized by two and four-year institutions to screen incoming, first-year students and their capabilities to be successful in college-level studies. ACCUPLACER tests are widely used by the nation's postsecondary institutions for admissions screening and is thought to be the market leading admissions test in mathematics, reading, writing, language comprehension and algebra. ACCUPLACER is designed to render a single score and provides the admissions department with little additional information should the student fail to achieve college's minimum ACCUPLACER score.
A+dvancer's assessment test identifies for admissions personnel the specific undeveloped skills that caused the student to fail the ACCUPLACER test, while providing diagnostic guidance and a prescriptive recommendation for a course of study to build college-level skills. In addition to the diagnostic/prescriptive test element, A+dvancer provides for comprehensive online coursework to assist the student in a highly focused course of study to develop or refresh the skills necessary to retake the ACCUPLACER test. Controlled pilot studies on the effectiveness of A+dvancer indicates that it provides both the postsecondary admissions department and students seeking entry to these institutions an important new online resource to simply and effectively deal with the needs of developmental testing and instruction. A significant percentage of graduating high school seniors seeking admission, or individuals in the work force who are returning to postsecondary institutions require remedial education programs to secure entry into postsecondary institutions.

Third Party Publishing, Marketing Affiliations and Partnerships
---------------------------------------------------------------

The Company is actively pursuing and is being pursued by third-party publishing and marketing companies, which have curriculum content that is complementary to the publications of the Company or have access to specialized segments of the market. Many of these companies do not have the software management technology or distribution resources of the Company. These relationships are generally sought by the Company to supplement and complement the content of existing and planned A+LS subject matter or to enter new markets. Management also believes continued expansion of these types of relationships enhances the value of the Company's products to educators and strengthens the business relationships with its distributors and other business partners.

The Market For Educational Software Products
--------------------------------------------

The Company addresses four major market segments for its products; the K-12 school, adult literacy, corrections and postsecondary markets.

The K-12 School Market

In 2005 the K-12 U.S. school market for educational software showed indications of recovery and that the market segment for the Company's products evidenced a return to growth. The Company purchases reports and market research services from industry-recognized organizations such as Simba, Quality Education Data, Educational Turnkey Systems, Heller Associates and EduVentures on a periodic or subscription basis. These organizations are forecasting continued growth of the educational technology market segment through 2006 despite some reductions that have been made and are currently under consideration by the federal government in its funding of various programs. This continued growth is expected to be driven principally by (i) the increased recovery or adjustment by individual states to their budget difficulties and, (ii) a growing priority of the individual states to provide schools with the necessary means to purchase software with the assessment data management capabilities similar to those offered by the Company to permit them to deal with reporting and school accountability requirements of the No Child Left Behind Act of 2001 initiative. In the United States, future market growth is also expected to be driven by record student enrollments in primary through secondary schools projected through the year 2008. The U.S. market is currently comprised of approximately 15,000 school districts that control 111,000 schools. Many states in the South and Southwest with high population growth projections are expected to have expansion of student populations exceeding 20% during the next several years.


<Page 7>


This market is well documented by the industry sources, referred to above, to be moving to wider use of technology, access to the Internet and the increasing use of online services. At December 31, 2005,almost 100% of the schools in the U.S. are connected to the Internet. Use of the Internet is expected to increase in schools as improved bandwidth access is installed throughout the nation's school buildings. Importantly, it is believed that increased home access to the Internet will open up the potential for distributed learning and "e-learning" with the local school functioning as the hub of a community-wide network to access educational resources.

Market growth is also expected to effect significant changes in the use and increased adoption of technology to cope with teacher and physical facility shortages in an attempt to gain increasing efficiency and to secure more accountability for academic performance at the individual school and district level. To meet the future challenges, schools are expected to embrace the increased use of a range of technologies including the areas of database management, e-learning through the Internet and its capabilities.

The Adult Literacy/Lifelong Learning/Corrections Market

The Company believes it has designed its curriculum content delivery so that it is both appealing and engaging to children and not offensive to adult learners. As a result, in 2005 the Company continued to have success in this segment of the market. The Company has installed its software in state and municipal centers of literacy and the juvenile and adult corrections market segments, including a state wide deployment of content in Kansas, Utah and Oklahoma in both the prison system and a number of regional adult literacy centers. Preliminary information from these installations is that the Company's products are highly effective in preparing adults for high school equivalency tests and other recognized measurements of literacy. The adult literacy and certain related work and college preparedness market segments are believed to be growing at an annual rate of approximately 20% per annum according to research sources. In some cases, these market segments are served by specialized distributors and the Company is seeking to secure additional distribution resources to support its expansion efforts in this area.

The Postsecondary Market

This market segment includes both two and four year institutions, both public and private, as well as the for-profit segment operated by educational services companies. The Company is focused on the first time freshman student population with under-performing college level placement efforts, which is comprised of both traditional students, those moving directly from high school to college and non-traditional students, those returning for postsecondary education following other life-changing events; such as the termination of military service, or those seeking additional skills to improve employment opportunities. National statistics from The American Association of Community Colleges indicate that approximately forty percent of all graduating students are not prepared to be successful in the postsecondary environment. Current U.S. Department of Education studies indicate approximately
2.7 million students were eligible for graduation from high school in its recent publications with statistics for the 2002-2003 school year. The non-traditional student component of this market is estimated by the Company to represent approximately 500,000 students in the current school year. The combination of the graduating high school students and the population of the non-traditional students returning to secure additional postsecondary education skills requiring refresher and development of college entry level skills is believed to represent a large target market for the Company's product offerings designed specifically to support the assessment and online instruction needs of this market segment.

Trade Names, Service Marks and Logo Types
-----------------------------------------

The Company's service mark for the A+ products was registered with the United States Patent and Trademark Office on the Principal Register, registration number 1,345,712, on July 2, 1985. On April 18, 1989, the A+ trademark, for use with educational software, was registered with the United States Patent and Trademark Office. The Company was notified that, as of May 12, 1997, the use of the A+ symbol is deemed incontestable for use on educational software. Other various trademarks and logos associated with the Company's software products have also been registered.

On June 16, 1995, the Company filed for the separate and expanded use of its A+ registered mark as A+dvanced Learning System with its A+ logo design to describe and identify this extensive family of educational software products released in the latter part of fiscal 1995. This mark was registered with the United States Patent and


<Page 8>


Trademark Office
on Principal Register, registration number 2,038,215, on February 18, 1997. On December 29, 1999, the Company filed for the trademark
A+Datalink which has been approved for registration by the United
States Patent and Trademark Office.

The Company filed for additional separate and expanded use of its A+ registered mark for use as A+nyWhere Learning System and Adult Learning System in the second quarter of 1999 and continued registration efforts on these marks during 2000. In 2001, the Company was notified of the registration of the A+nyWhere trademark. In addition, the Company continued actions to file necessary documents in the United Kingdom to ensure protection and preservation of its A+ brand in that country.
The A+LS mark was registered with the United Kingdom's Trade Marks Office, registration number 2,194,275, on April 12, 1999. The A+ design and A+dvanced Learning System has been approved for registration in the United Kingdom.

In 2003 the Company filed for additional separate and expanded use of its A+ registered mark as A+dvancer Learning System to describe this new product family of educational software products for the postsecondary marketplace.

The use of the Company's distinctive A+ logo is viewed as an integral, distinctive brand element to the Company's product families and is important to corporate recognition.

Production and Manufacturing
----------------------------

The Company purchases CD-ROM blanks from various sources. The Company owns commercial quality, high-speed software duplication equipment and duplicates its software both internally and externally. The Company develops, with outside packaging developers, materials and packaging concepts, and internally authors necessary product instructional manuals. The Company maintains duplication equipment that is suitable for production of catalogs and manuals. The Company secures product packaging from external sources and performs quality control, final assembly, inventory and distribution on most orders received. Large production runs of catalogs and sales literature are contracted to outside printers. The Company has no dependence on any individual supplier.

The Company, with its release to schools of the A+nyWhere Learning System, Version 3.0 in 2001 and version 4.0 in 2002 has the capability to electronically deliver and install its products at customer locations. This capability should serve to further reduce the Company's cost of publication of its products as it reduces the need to produce its products and their extensive documentation on CD-ROM discs.

Research and Development
------------------------

At December 31, 2005, the Company employed twelve (12) full-time development and support personnel in its product development efforts. These individuals are responsible for the development of new versions of the Company's software technology and the support and refinement of current versions of its software offerings.

The Company employs a staff of professional educators who are responsible for the development and support of its curriculum content. The Company also utilizes part-time educational consultants in the design of its curriculum-based product offering. These individuals provide the curriculum design support on the development and enhancement of Company products. These consultants allow the Company to effectively and efficiently address the specialized grade level and diverse content needs of its A+LS product family. Management believes that it will continue to rely upon external sources for a portion of its new product content. However, the growing sophistication and complexity of the interactive design of company products will require continued expansion of in-house curriculum and graphics development personnel resources.

At December 31, 2005, the Company employed ten (10) full-time education professionals in support of this effort. These individuals plan, manage and coordinate the efforts of up to twenty independent educational consultants and graphic designers.


<Page 9>


Research and Development Costs
------------------------------

Costs incurred with product development are charged to research and development expense until technological feasibility of a product is established. Thereafter, all software development costs are capitalized and amortized on a straight-line basis over the product's estimated economic life. The Company capitalized $1,692,811 in software research and development costs in 2005 and $1,372,955 in 2004. Amortization of product development costs for the year ended December 31, 2005, was $1,611,909 as compared to $1,572,654 (including $158,765 in discontinued operations) for the year ended December 31, 2004.

Distribution and Sales Programs
-------------------------------

In marketing its products, the Company utilizes approximately 40 independent school dealers to reach its school-based customers. During 2005, the Company hired and employed both field and in-house sales forces to provide support to its dealers and to improve its access to school customers in rural areas not easily reached by its dealers.
This sales team was comprised of three individuals at December 31, 2005.

Internet Marketing and e-commerce
---------------------------------

The Company views the Internet as a channel for future sales growth and means to develop new customer service and support programs. In addition, the Internet has become a valuable tool for improved customer service and support on product use and technical matters. During 2005, the Company invested substantial resources in improving and expanding its Internet presence and e-commerce capabilities for all business units. The Company employs full time personnel to update, functionally and graphically, its www.amered.com, www.aplusuniversity.com, and www.advancerlearning.com URL's. At the end of 2005, the Company has three active Internet site facilities.

Backlog
-------

The Company's software products are normally shipped within five days of receipt of the order. The Company believes that a level of backlog at any particular date may not be a meaningful indicator of future performance, unless technical difficulties delay the fulfillment of orders related to the release of new products. The backlog at December 31, 2005 was not material.

Seasonality
-----------

Decisions by schools and individual consumers to purchase educational software have most frequently been made at the beginning or near the end of school periods. The months of January and December generally represent the lowest new order booking months for the Company and the school market industry segment. This seasonal cycle can directly affect the Company's total revenues and earnings levels in both the first and fourth quarterly reporting periods.

Significant Customers
---------------------

The Company sells its A+LS product family almost exclusively to schools through various school dealers of educational materials. No individual customer accounted for more than 10% of the Company's total revenues in 2004 or 2005.

Competition
-----------

The educational software industry is highly competitive and subject to rapid change. An increasing number of new publicly financed and privately funded organizations have been identified that are potentially competitive to the Company's current business and future plans for electronically delivered content. Many of these companies are better known and have substantially greater financial, marketing and technical resources than the Company. Such participants are textbook publishing companies and their software divisions and other larger independent educational software and content developers, which may compete directly with the Company.


<Page 10>


The primary competitive factors applicable to the educational software industry are produuct features (such as subject areas, graphics and color), price, ease of use, suitability of the product offering for Internet delivery, educational content, product reliability, sales support and customer service. Management believes through constant analysis of its competitors and ongoing surveys that it sponsors at the customer level that the Company is currently competitive and enjoys a reputation as a quality organization and publisher of educational material.

The Internet and the delivery of curriculum by electronic means may have the capacity to alter the competitive environment and the current means to content access for both the school and home customer. The Company, in the judgment of management, has the necessary programs underway or in development to remain competitive in the future marketplace environment. Business development programs to identify future partners and the means to exploit the Company's investment in both technology and content are an ongoing process with a number of companies that have a focus on the Internet, the education marketplace and are seeking content partners.

Employees
---------

As of December 31, 2005, the Company had 57 full-time employees. The Company believes that its relationship with employees is satisfactory.


Item 2.  Description of Property.
------   ------------------------

The Company leases approximately 17,600 sq. ft. of contiguous office and light warehouse space in Oklahoma City, Oklahoma, under an agreement that expires December 31, 2008. The monthly rent under this lease is $13,109.

The Company leases 3,750 sq. ft. of office space in Voorhees, New
Jersey, under a lease agreement expiring May 31, 2009. Monthly lease expense is $5,000.

Prior to the sale of LPL in November, 2005, the Company leased approximately 3,500 sq. ft. of office space in Derby, United Kingdom. The monthly lease expense approximated $1,580. The purchaser of LPL assumed this lease in connection with the purchase.

Total corporate cost of leased facilities was $221,530 for 2005 for the Company's Oklahoma, New Jersey and Derby, UK facilities. Cost of leased facilities for 2004 was $263,691. Because the Company is no longer responsible for the lease expenses of the Derby, UK facility, it expects that its total corporate cost of leased facilities will be approximately $220,000 in 2006.


Item 3.  Legal Proceedings.
------   ------------------

In late 2005 and early 2006, the Company filed complaints in the United States District Court for the Western District of Oklahoma against two educational technology organizations that are believed to have inappropriately utilized its registered trademark, "A+." As a result of the circumstances of these infringements, the historical use and defense of its trademarks, the Company believes that it should be successful in these matters. With respect to materiality, it is too early in discussion with the representatives of these organizations to determine what, if any, settlement may be reached or its timing and financial impact on the Company.


Item 4.  Submission of Matters to a Vote of Security Holders.
------   ----------------------------------------------------

There were no matters submitted for a vote of the security holders during the last quarter of 2005.


<Page 11>


PART II
-------


Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Repurchases of Equity Securities.
------   ---------------------------------------------------------

As of December 31, 2005, there were approximately 2,300 record holders of the Company's common stock. The Company's common stock trades on the OTC Bulletin Board under the ticker symbol AEDU. The following is a summary of the high and low sales prices for each quarter of 2005 and 2004.

                                     2005            2004
                                HIGH     LOW    HIGH     LOW
                               --------------  --------------

Quarter Ending March 31        $0.75    $0.35  $0.52    $0.35

Quarter Ending June 30         $0.62    $0.30  $0.57    $0.36

Quarter Ending September 30    $0.63    $0.47  $0.55    $0.28

Quarter Ending December 31     $0.70    $0.55  $0.51    $0.26

The above information was obtained from the Yahoofinance.com website.

Dividends
---------

The Company has never declared a cash dividend on the Common Stock and does not anticipate declaring any dividends on the Common Stock in the foreseeable future. The Company intends, at this point, to retain any future earnings to support the Company's growth. Any payment of cash dividends in the future will be dependent upon the amount of funds legally available and is contingent upon the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans
------------------------------------------------------------------

                                 (a)             (b)            (c)
                                                               Number of
                                                              securities
                                                               remaining
                              Number of        Weighted-    available for
                            securities to       average    future issuance
                           be issued upon      exercise      under equity
                             exercise of       price of      compensation
                             outstanding     outstanding   plans (excluding
                              options,         options,        securities
                              warrants        warrants        reflected in
    Plan Category            and rights      and rights       column (a))
------------------------- --------------- --------------- ---------------
Equity compensation plans
 approved by security
 holders (1)                   2,649,998         $   .37               0
Equity compensation plans
not approved by security
holders (2)                    1,605,546         $   .39               0
                               ---------         -------         -------

Total                          4,255,544         $   .38               0
                               =========         =======         =======

(1) Consists of the 1998 Employee Stock Option and the Director Stock
Option Plan.
(2) Consists of the 1996 Non-Qualified Stock Option Plan.


<Page 12>


Item 6.  Management's Discussion and Analysis or Plan of Operation
------   ---------------------------------------------------------

Overview
--------

The American Education Corporation is a developer of instructional content, computer adaptive assessment testing software, and software management technology specifically designed to manage the delivery of and record the results of student progress in schools and other institutions. Java-based technology, the A+nyWhere Learning System, registered, ("A+LS") Versions 3.0 and 4.0 of educational software products, provides a research-based, integrated curriculum offering of software for grade levels 1-12 for Reading, Mathematics, Language Arts, Science, Writing, History, Government, Economics and Geography. In addition, the Company provides formative assessment testing and formative instructional content for various segments of the primary, secondary and postsecondary educational markets. All company products are designed to provide for LAN, WAN and Internet delivery options.
The Company has developed computer adaptive, formative assessment testing tools to provide educators with the resources to more effectively use the Company's curriculum content, which is aligned to important state and national academic standards. Spanish-language versions are available for Mathematics and Language Arts for grade levels 1-8.

The A+LS comprehensive family of educational software is now in use in over 12,100 schools, centers of adult literacy, colleges and universities, and correctional institutions in the U.S., UK and other international locations. A+dvancer, trademark, Online, the Company's postsecondary offering, identifies basic skill deficiencies and provides remedial coursework helping students to attain college entry-level academic skills in Mathematics, Elementary Algebra, Reading Comprehension, and Sentence Skills. A+dvancer reduces demand on institutional admissions and developmental departments, while providing students with both improved skills assessment and the alignment to developmental coursework in an online, self-paced learning environment.

The Company is a technology-based publishing enterprise. To remain competitive it must constantly invest in the development of programming technology to keep its product offering up-to-date and ensure that its products maintain compatibility with constantly changing and revised database and operating system platforms sold to schools by other developers. The Company must also update its content and underwrite content revisions to realign its content with new, or updated state and national educational standards and to develop additional educational content offerings to remain competitive. In 2005, the Company incurred costs of approximately $840,000 for these updates and new content-based products and expects this amount to increase by approximately five percent in 2006. During 2005, the Company spent approximately $853,000 in modifying its software technology to improve delivery of its content online and to develop additional reporting and data management features to assist its customers in meeting school accountability requirements. The Company expects to increase this amount in 2006 by approximately twenty percent. These investments are an essential, recurring cost of doing business and impact the Company's operating cost and margin structures.

Market research from several market research services available to the Company, noted on page 7, under section: The Market For Educational Software Products, The K-12 School Market, estimates the segment for all K-12 courseware, adult literacy and postsecondary remedial software approximates $1.7 billion dollars in annual expenditures. These expenditures are separate from the major expenditures in school infrastructure for the Internet, hardware connectivity and communications. The LMS segment in which the Company competes is estimated at between $500 aand $600million dollars for K-12, adult literacy and may be experiencing overall growth of approximately 5-7 percent per annum. The research indicates that certain segments of this market, such as the secondary and postsecondary remedial markets, may be experiencing growth rates that are somewhat higher than the elementary or middle school markets. This growth is driven by a change in funding emphasis by the federal government as well as the recognition by the individual states of performance of high schools, persistently high drop-out statistics and the lack of preparedness of the nation's high school population to qualify for post-secondary studies or employment. The National Association of Community Colleges continues to report in 2005 that approximately 42 percent of first-time freshman applying for entry require remediation in one or more core skill areas of mathematics, reading or writing. The Company has and will continue to invest in new content, technology and product offerings to meet what are believed to be opportunities in these higher growth secondary and post-secondary market segments.

Certain K-12 geographical markets addressed by the Company are growing at different rates as a result of population growth-related school system expansion in the Southeast, South, Southwest and Western states as a result of national


<Page 13>


population shifts that are documented from a number of government and media sources. The Company has quality, effective representation in many of these higher growth markets, and is working to secure broader market coverage in open areas.

In the last five years the Company has experienced rates of growth of its core AEC business that the Company believes have approximated the growth of the overall marketplace for portions of a given fiscal year.
Over this same time period unexpected events as well as a national recession have interrupted the Company's performance and have prevented a full fiscal-year of growth in excess of market expansion rates. For example, in the first half of fiscal year 2005, growth of five percent was reported for the core business for this six-month period. This growth was interrupted in the quarter ended September 30, 2005 as a result of extensive hurricane activity, which caused the cancellation or deferment of orders in the Gulf States' region ranging from Florida to South Texas. These interruptions are at least, in part, a cause for the core business' overall rate of growth to fall approximately one-half percent for the full year. Additional detail on this interruption is discussed under the Risk Factors, Unanticipated Events section contained in this report. These interruptions also impact overall financial performance with respect to profitability, cash flow and earnings. The Company is in a competitive business that requires constant investment in content and technology, which requires experienced and talented employees resulting in a high fixed cost structure. The Company has difficulty forecasting its revenues because
(i) its products have a lengthy sales cycle, and (ii) schools typically order the Company's products at the end of each quarter. These business characteristics represent quarterly and annual financial control challenges to the Company's management in the essential effort to direct the growth of its business and its earnings while maintaining employment levels and essential organizational and business development programs.

The Company has what it believes to be an excellent record of product performance and a reputation as an established publisher of supplemental materials in schools and districts that are its established customers. It continues to receive reorders, version-to-version upgrades and expansion of its content position with newly revised or expanded grade-level offerings. The Company's records indicate a total of 618 new school customers purchased its products for the first time in 2005. The following table indicates the Company's total installed base of 12,100 schools by percentage of type of purchasing institution at December 31, 2005 for all versions released over the past twelve years.

                  2005 Installed Base - All Institutions
                  --------------------------------------
                   K-12 Schools                     17%
                   Elementary Schools               24%
                   Middle Schools                   18%
                   High Schools                     26%
                   Alternative Education             5%
                   Post-Secondary & Adult           10%

                     Total                         100%

                  --------------------------------------

The Company's management believes that its products and technology are competitive and that the business is positioned for future growth in certain segments of the educational market. As indicated in the above table, the Company's products are accepted by all of the major grade-level segments that comprise the total educational market.

The Company has divested or closed non-performing subsidiaries to concentrate on the development and expansion of its core business. The current focus of the Company's staff and available financial resources is on the


<Page 14>


opportunities in its key market and geographical segments. A parallel effort to expand its sales and distribution capabilities in an effort to increase its revenue at, or exceeding the rate of overall market growth is a priority in 2006 and future years.

On June 21, 2005, the Company filed its initial Schedule 13e-3 with the Securities and Exchange Commission (the "SEC") with respect to its planned reverse split of its stock, which would reduce the number of its shareholders to less than 300, thereby allowing the Company to deregister its securities with the SEC. This would result in the Company no longer being a public company. This action was taken by the Board of Directors in large part to contain growing regulatory, legal and accounting costs associated with the Company's business and redirect these meaningful resources into the business. The Company is in contact with the SEC and continues to file amendments to this initial filing in response to SEC comments but is uncertain as to the effective date of this filing.

Risk Factors and Uncertainties

The Company's business is subject to a number risks or uncertainties with respect to its future growth and profitability. Management believes that the Company is positioned for future growth and profitability as a result of its continued investment in content and technology. The ability to achieve growth of revenues and earnings consistent with or exceeding the overall growth of its market is dependent on the successful execution of company programs to expand its market coverage. The potential for success is tempered by the Company's exposure to a number of business risk factors and uncertainties presented below.

Funding Sources: A dependency on federal funding for school technology purchases may limit the availability of resources to the marketplace. Federal programs, such as Title I grants and Enhancing Education Through Technology (EETT) grants, have been cut in scope approximately ten and twenty-nine percent, respectively in the 2005-2006 school year and further potential reductions are being reviewed for the 2006-2007 school year. In addition, a recent report from Educational Turnkey Systems indicates that across approximately eighteen categories of federal grants made to schools to purchase technology-based products that there is a trend of a decline in funding in the 2005-2006 school year. Although it is too early to predict the outcome for the 2006-2007 school year, the important EETT program may have major reductions ranging up to forty-five percent. In addition, other programs and sources of funding from the federal government to the nation's schools are often cumbersome and unpredictable as to their timing and release of funds and may impact the business cycle traditionally experienced by the Company.

State and local governments are the primary source of funding for most schools to be able to purchase the Company's products and technology, which are often viewed as a long-term investment as a result of their cost. The sources of these local government's funds are highly dependent on the condition of both national and local economies to provide funding for the purchase of the Company's products. Entering calendar year 2006, the state and local government funding environment for education is thought to be positive. However, inflationary trends for other essential expenditures, such as energy costs, may be disruptive or delay new investment in school technologies as schools seek to manage fixed budgets and unanticipated costs.

Unanticipated Events: The education market segments to which the Company markets its products are vulnerable to unanticipated events such as extreme weather conditions that result in large, regional disruptions. Recent hurricane patterns affecting the Gulf Coast states, an important area of market strength for the Company, provide an example of such a disruption of current business. The extent and severity of weather events in 2005 not only impacted the immediately affected geographical areas, but disrupted adjoining metropolitan areas and states as other school districts sought to provide facilities and assistance to temporarily or permanently displaced families. Experts are forecasting continued possible severe weather events for the next several years in these key market areas, adding a potential element of uncertainty to management's ability to forecast, plan and manage the business.

Limited Market Coverage: The Company is dependent upon a limited number of states for its current revenue levels, as a result of the selective coverage provided by its distribution network. Future company success in these states is dependent on the retention of key marketing personnel and distributor organizations in these geographic locations. This limited national presence in key markets is of concern to the Company. To counter this business risk, the Company has invested in substantial, marketing programs beginning in the latter part of 2004 and continuing throughout fiscal 2005. The Company expects to increase expenditures for the marketing and sales


<Page 15>


departments in 2006, by approximately twenty percent from the expenditures made for the these departments in 2005 to attempt to secure broader geographic sales coverage.

Competition: The Company competes with substantially larger organizations with greater resources than those available to the Company. Organizations such as Plato Learning, Compass Learning, Pearson and Riverdeep are able to field full-time, directly employed sales personnel to better cover certain markets and customers. They can also invest greater resources in the development of technology, content and research which may allow them to react to market changes faster, putting the Company at a possible competitive disadvantage. Competition in the market may also prevent the increase in price of products that may be necessary to offset rising costs of doing business and the continued development of the organization and its products could be delayed or deferred.

Exposure to Potential Litigation and Increased Legal Expense: The Company has potential exposure from its various shareholder interests as a result of its current public company status and the efforts to privatize the business. A range of other exposures may exist as schools increase their reliance on the Company's products, including: the Company's ability to deliver its products in accordance with the terms of its various license agreements, the possible loss of student and school data or insufficient security to protect such information and preserve privacy of school-age children. Online access through various company-operated web sites is a growing component of the Company's business and requires the careful consideration of the future legal and regulatory environment. This would indicate greater access to legal services that may become an increased cost component when considering the development of new products and technologies.

Access to Capital: The Company may require additional capital to sustain the growth of the business. Depending upon operating results and profitability, the cost of such capital in terms of dilution in current ownership or interest costs could impact future company per share earnings. The ability of the Company to raise additional capital is dependent upon the quality of its financial performance. Failure to secure additional access to debt or equity could impair the competitiveness of the business and its ability to grow at the same rate as its industry segment.

Loss of Key Employees: The Company is highly dependent upon its professional and technical staff. The loss of key individuals, at the Company's current size and stage of development, and combined with the possible inability to recruit experienced replacements in a timely manner could impair the Company's future performance.


Results of Operations
---------------------

Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended
December 31, 2004
-----------------------------------------------------------------

Effective December 31, 2004, the Company's UK subsidiary, LPL, was deemed to be an asset held for sale and its value was written down to zero as an impairment loss. It was subsequently sold on November 7, 2005 and, therefore, its operations are shown as discontinued. The
2004 amounts have been restated to reclassify the results of LPL as discontinued. Therefore, the comparisons discussed here are only for the continuing operations of the Company and its Dolphin, Inc. subsidiary.
Net consolidated revenues for the twelve months ended December 31, 2005 totaled $9,819,396 compared to net revenues of $10,186,517 for the year ended 2004. This represents a decrease of 4% in net consolidated revenues over the prior fiscal year, attributable to a modest decrease in revenues in the Company's core business and a larger decrease at Dolphin as a result of the planned integration of this subsidiary unit into the Company's product development effort. The Company's revenues of its core business decreased slightly, by approximately $55,000, or less than 1% over the prior year, despite the negative impacts hurricanes in the Southern Gulf states had on results during the second half of the year. The areas affected by these hurricanes include several of the Company's largest revenue producing states. The Company believes the ability to maintain stable revenue despite these events is a result of increased state and federal government education funding and higher educational spending outside of the hurricane affected states in 2005. The sales decrease of approximately $312,000 at Dolphin is a result of the previously announced exit from the contract software development business. Dolphin employees began to provide additional development resources for the Company during the third quarter of 2005 and, as of year-end are spending full-time on the Company's product development. On December 31, 2005 Dolphin, Inc. was merged into the Company.


<Page 16>


Cost of goods sold as a percentage of sales revenue for the year ended December 31, 2005 decreased to 12% from 14% of net revenues for the same period in 2004. This improvement is primarily due to the smaller contribution of Dolphin-related revenues to consolidated corporate net revenues. The Company's principal product families, A+nyWhere Learning System, registered, and A+dvanced Learning System, registered, ("A+LS"), provided gross profit margins of 97% in both 2005 and 2004. The Company expects that its gross profit margins for its principal product families should remain at this level in 2006. Cost of goods sold represents the actual cost to produce the software products and includes certain allocated overhead costs.

As noted above, during 2005 the Company decided to exit the contract software development business at its Dolphin subsidiary. As a result, the Company determined the goodwill recorded on the balance sheet arising from the acquisition of Dolphin was impaired and wrote off the entire amount of $1,215,015 as an operating expense. Total operating expenses recorded for the year ended December 31, 2005 (excluding the goodwill write-down) were $8,077,440 or 82% of sales, compared to $7,522,597 or 74% of sales, for the previous fiscal year. The increase in total operating expenses is comprised of a decrease in marketing and selling expenditures, an increase in operations expenses, an increase in general and administrative expenses and an increase in amortization of product development charges for the year. Selling and marketing expenses decreased by 7% from $3,628,550 in 2004 to $3,391,767 for 2005 and is primarily the result of changes in sales mix, which caused decreased sales commissions of approximately $230,000 as the Company billed a lower percentage of orders directly to school customers. The Company recognizes sales revenue based upon the type of customer. If the sale is made to a distributor who in turn resells a product to the end user, the amount of the sale is recorded, no commission is due the distributor and the transaction is recorded as a net sale. If the sale is billed direct to the school or other end user, a commission is paid to the distributor or a sales representative, which increases the amount of the sale, but a transaction of this nature would directly increase marketing expense as a result of an obligation to pay a commission. Commission percentages vary depending up the type of sale and the status of the individual or organization making the sale. The decision to sell and to bill direct to the customer and pay a subsequent commission can result from a number of factors, including credit policy issues with individual distributors as a result of payment history or limitations on authorized limits. Additionally, method of delivery of the product may necessitate direct billing to the customer and the subsequent payment of a commission. An example would be an online product sale that requires delivery from company servers and related record keeping on licensed number of users accessing the product online as well as the number of units delivered. This level of record keeping requires company monitoring and billing directly to the customer. These factors create a change in sales mix affecting the amount of commission paid and the manner in which revenues may be recorded by the Company. Accordingly, these factors, and the source and nature of recorded revenue, can impact period revenue recognition and related costs of securing revenue may vary from period to period. Operations expense increased by 16% from $501,401 to $580,375 as a result of increased compensation and benefits due to additional technical support staff hired during the year. The Company expects operations costs to increase approximately 10% in 2006. General and administrative expenses increased by 26% from $1,978,757 to $2,493,389 for several different reasons. General and administrative salaries and benefits increased approximately $137,000 at AEC due to the addition of personnel in accounting and other departments, but was offset by decreases of approximately $90,000 at Dolphin resulting from the reduction in staff and other ancillary costs as part of their planned downsizing. Deferred compensation payable upon executive officers' and directors' retirement for the period increased $48,000 as a result of additional employees who were eligible for this program, compared to the prior year. Audit and legal fees increased approximately $138,000 as a result of required additional legal costs experienced during 2005 primarily from the legal costs of the privatization transaction and the sale of LPL. Management believes that these costs will decline in 2006 after the Company completes its "going private" transaction and deregisters its securities with the SEC. Outside services increased approximately $85,000 due to consulting fees paid to integrate the Learning Letter Sounds product line content into the Company's product line and advice regarding the future of Dolphin. Bad debt expense increased $232,000 over the prior year as a result of an increase in the allowance for uncollectible accounts based upon higher accounts receivable balances compared to the prior year and the write-off of several specific accounts. The Company expects its bad debt expense to decrease in 2006, because the Company had to write off several specific accounts in 2005 and believes the allowance for doubtful accounts is adequate to cover any potential write-offs.

Costs incurred in conjunction with product development are charged to research and development expense until technological feasibility is established. During fiscal 2005, the Company capitalized $1,692,811 of product development costs, and net of accumulated amortization had capitalized software costs of $3,896,582 at December


<Page 17>


31, 2005. Amortization of product development costs was $1,611,909 for 2005, a 14% increase over the $1,413,889 amortized in 2004. During 2005, the Company made substantial progress in development efforts on revised, updated and expanded curriculum offerings. The increase in amortization expense is a result of greater capitalized development costs associated with these essential investments in the Company's future and competitive position. It is believed amortization costs will increase in 2006, by a similar amount to the 2005 increase.

Interest expense, net of interest income, was $49,933 in 2005 compared to $61,058 in 2004 reflecting the reduction in average daily bank debt levels in 2005 compared to the prior year offset by higher interest rates and higher interest due to the increase in convertible debt issued by the Company in 2005. The income tax benefit at 17% of the pretax loss differs from the statutory amount of approximately 40% primarily because management determined that the tax benefit of the state tax loss carry forward for Dolphin would never be utilized and greater non-deductible expenses incurred in 2005. The Company had a net loss of $(849,927) in 2005 compared to a net loss of $(343,260) in 2004 primarily as a result of the impairment of goodwill at Dolphin noted above. There was a loss $(.05) per share in 2005 compared to a loss of $(.02) in 2004.


Liquidity and Capital Resources
-------------------------------

The Company has invested significantly in the development of new products and the acquisition and licensing of new products to improve the ability of the organization and its published products to meet the needs of the marketplace. These changes were required to update, expand and keep current the Company's extensive curriculum product offerings and to position the Company for long-term growth. To finance the business, management has utilized secured bank revolving credit lines, bank financed equipment loans, lease financing sources and convertible debt from private individuals.

As of December 31, 2005 the Company's principal sources of liquidity included cash and cash equivalents of $977,040, net accounts receivable of $2,314,586 and inventory of $21,368. The Company's net cash provided by operating activities during the year ended December 31, 2005 was $2,176,830 compared to $2,137,957 for the same period in 2004. Net cash used in investing activities for the year ended December 31 increased by 25% from $1,426,219 in 2004 to $1,777,271 in 2005, and was comprised primarily of investment in capitalized software development costs. During the year ended December 31, 2005, debt due to financial institutions was reduced by $371,862 or 100%, reflecting no bank indebtedness at December 31, 2005. At December 31, 2005, the Company had working capital of $1,605,268 compared to $1,097,949 at December 31, 2004. The Company's term loan with its bank was fully paid in November and the Company and its lender are in discussions to extend the maturity of its revolving line of credit past the current March 31, 2006 expiration date. Management believes this will be accomplished in early April 2006.

In April 2003, the Company borrowed $305,880 from major shareholder affiliates, which is subordinated to the debt owed to the Company's senior lender. This debt matures in September of 2006 and is convertible into the Company's common stock at $.40 per share. On March 30, 2005, the Company entered into a Convertible Note Purchase Agreement with an unaffiliated individual. Pursuant to the terms of the Convertible Note Purchase Agreement, the Company issued the note purchaser an unsecured 8% Subordinated Convertible Note in the original aggregate principal amount of $400,000 (the "Note"). All principal and interest on the Note is due and payable on March 30, 2007. The Note is convertible at any time at the note purchaser's option into shares of the Company's common stock at the initial conversion price of $0.463 per share, subject to certain anti-dilution adjustments. Any shares of common stock issued upon conversion of the Note will have "piggy-back" registration rights. The proceeds from the subordinated convertible debt were used to reduce accounts payable, bank debt and to support the normal operations of the business.

The Company has a $450,000 revolving line of credit with a bank that bears interest at a rate of 2.50% over the prime rate (9.25% as of December 31, 2005) and matures on March 31, 2006. The bank is currently in discussions with the Company on an extension of that facility, which the Company believes will be accomplished in early April, 2006. At December 31, 2005, the Company had no borrowings under this line of credit. The Company is continuing to discuss future borrowing arrangements with its current lender and several bank financing sources.


<Page 18>


There are no material operating covenants in either of the subordinated debt agreements nor in the bank loan agreements. The Company does not believe that there are any covenants that affect the way the business is operated or that would require material financial obligations.

With the continued expansion of the Company's product lines, the cost of the addition of new products and markets and the increase in marketing that the Company expects to incur in 2006, along with the cash requirement to fund the stock repurchase that will lead to privatization of the Company, there will be continuing cash needs for the business. Management believes that it can undertake these projects with most, if not all, of the Company's working capital requirements secured from its operating cash flows. If successful, the Company should be able to enhance the liquidity of the business and the overall strength of the Company's balance sheet and financial position.

Additional working capital beyond that available within the Company has been and may be required to expand operations. Management has and will consider options available in providing such funding, including debt and equity financing.


Off-Balance Sheet Arrangements
------------------------------

The Company does not have any off-balance sheet arrangements.


Contractual Cash Obligations
----------------------------

The following is a summary of the Company's significant contractual cash obligations for the periods indicated that existed as of December 31, 2005 and is more fully disclosed in Notes 4 and 5 of the Notes to Consolidated Financial Statements.


                                        Year ended December 31
                              2006      2007      2008      2009      2010
                            --------  --------  --------  --------  --------

Long and short term debt    $305,880 $ 400,000  $     --  $     --  $     --
Operating leases             334,958   287,151   248,374    32,157       857
                            --------  --------  --------  --------  --------
Total contractual
  Obligations               $640,838  $687,151  $248,374  $ 32,157  $    857
                            ========  ========  ========  ========  ========

Critical Accounting Policies
----------------------------

Management is responsible for the integrity of the financial information presented herein. The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, they reflect estimates based on management's judgment. Significant accounting policies that are important to the portrayal of the Company's financial condition and results, which in some cases require management's judgment, are summarized in the Notes to Financial Statements which are included herein in Item 7.


Item 7.  Financial Statements.
------   ---------------------

Financial Statements and Financial Statement Schedules - See Index to Consolidated Financial Statements and Schedules immediately following the signature page of this report.


Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.
------   -----------------------------------------------------------

Steakley & Gilbert, P.C. has audited the Company's financial statements for the years ending December 31, 1994 through 2005. There are no disputes with the independent accountants regarding matters of accounting or reporting.


<Page 19>


Item 8A.  Controls and Procedures
-------   -----------------------

It is the responsibility of the Chief Executive Officer and the Chief Financial Officer to ensure that the Company maintains disclosure controls and procedures designed to provide reasonable assurance that material information, both financial and non-financial, and other information required under the securities laws to be disclosed is identified and communicated to senior management on a timely basis.
The Company's disclosure controls and procedures include controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in its reports that it submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

As of December 31, 2005, management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded the disclosure controls and procedures currently in place are effective. During the three months ended December 31, 2005, there have been no changes in internal controls, or in factors that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.


Item 8B.  Other Information
-------   -----------------

None.


<Page 20>


PART III
--------


Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16 (a) of the Exchange Act.
------   -------------------------------------------------------------

The directors and executive officers of the Company are set forth below. All directors hold office until the next annual meeting of stockholders, or until their death, resignation, retirement, removal, disqualification, and until their successors have been elected and qualified. Vacancies in the existing board are filled by a majority vote of the remaining directors.


Name                  Age     Position            Director Since
-----------------------------------------------------------------
Jeffrey E. Butler     64      President, Director,           1989
                              Chief Executive Officer

Thomas A. Shively     52      Executive Vice President and
                              Chief Operating Officer

Neil R. Johnson       55      Vice President and
                              Chief Financial Officer

Monty C. McCurry      60      Director                       1989

Newton W. Fink        69      Director                       1991

Stephen E. Prust      61      Director                       1992

Business Experience
-------------------

JEFFREY E. BUTLER became a director of the Company in August 1989 and was elected Chief Executive Officer and President in March, 1990. From 1985 to 1990, Mr. Butler was a management consultant to businesses in the biotechnology, computer science, software, educational and entertainment video industries. Mr. Butler served as a director of Video Professor Industries, Inc., a publicly held corporation, from February 1, 1989 to October 31, 1990. Prior to establishing his management consulting business, Mr. Butler was the Chief Executive Officer and President of Infomed Corporation, which provided computer diagnostic equipment and management services to hospitals, corporations and physicians. Prior to 1985, Mr. Butler was employed by Sandoz, Ltd., Corning, Inc. and Becton Dickinson Corporation in middle and senior management positions.

THOMAS A. SHIVELY joined the Company as Executive Vice President in September 1991. From 1990 to 1991, Mr. Shively was Vice President and General Manager of AVID Home Entertainment, a division of LIVE Inc., with headquarters in Denver, Colorado. From 1989 to 1990, he was Vice President and General Manager of the Richie Resource Group with headquarters in Minneapolis, Minnesota. From 1978 to 1988, he was employed by Gelco Corporation, Minneapolis, Minnesota, a $2 billion NYSE firm that was purchased by General Electric Corporation in 1988. During the first five years of his career with Gelco, he was Director of Corporate Planning and from 1983, he served as a staff Vice President and as a Vice President of various Gelco operating divisions. Upon graduation from the Wharton School of Finance and Commerce in 1976, Mr. Shively began his business career with the 3M Corporation, Minneapolis, Minnesota.

NEIL R. JOHNSON has been employed by the Company since August 1998. Immediately prior to being employed by the Company, Mr. Johnson was an independent business consultant. From 1994 to 1997, Mr. Johnson was Chief Financial Officer and Treasurer for Unit Parts, Inc., an Oklahoma City-based remanufacturer of automotive parts. From 1985 to 1994, Mr. Johnson was Vice President of Corporate Finance and Treasurer of Doskocil Companies, Inc., a diversified food products manufacturer. Prior to those positions, Mr. Johnson spent twelve years with the public accounting firm of Coopers & Lybrand. Mr. Johnson graduated from Valparaiso University in 1972 with a BS in Business Administration.

MONTY C. McCURRY was elected to the Board of Directors in April 1989. Since 1985, Mr. McCurry has been the President of Executive Resource Management, an executive search firm headquartered in Aurora, Colorado. From 1969 to 1985, Mr. McCurry was employed by Paul M. Riggins and Associates, an executive search firm where he was associate general manager.

NEWTON W. FINK, Ed.D. was elected to the Board of Directors in January 1991. Dr. Fink is currently an Adjunct Professor of Educational
Leadership at National Louis University, Tampa, Florida. From 1998 to 2003, Dr. Fink


<Page 21>


was the Superintendent of Schools in Manteno, IL. From 1994 to 1998 he was Superintendent of the VIT Schools in Table Grove, IL. Prior to 1994,
Dr. Fink was the President of Computer Instructional Services, Inc., a privately held corporation providing computer educational services to individuals, schools, corporations and institutions. Additionally, he has been employed as a teacher and an elementary/middle school principal earlier in his career. Dr. Fink has also published and lectured extensively on the use of computers in education.

STEPHEN E. PRUST was elected to the Board of Directors in April 1992. Since 1992, Mr. Prust has provided business consulting services, including advice on equity and debt transactions, mergers and acquisitions, to a variety of companies, ranging from entertainment concerns, Internet start-ups and industry consolidators. From 1990 to 1992, Mr. Prust was the President of AVID Home Entertainment, a division of LIVE Entertainment, Inc. From 1981 to 1990, Mr. Prust was a consultant to companies in the entertainment industry. In 1975, Mr. Prust founded Dominion Music, Inc., a joint venture with K-Tel Records, Inc. He served as President of Dominion Music until 1981.

Compliance with Section 16(a) of the Exchange Act
-------------------------------------------------

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and holders of more than 10% of the Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Common Stock. Based solely upon a review of Forms 3, 4 and 5 furnished to the Company with respect to the year ended December 31, 2005, the Company has determined that all reports were filed timely.

Audit Committee Financial Expert
--------------------------------

The entire Board of Directors serves as the Audit Committee of the Company. The Board of Directors does not have a financial expert serving as a member of the Board. The Company does not have a financial expert serving on its Board due to the Company's size, financial condition for the past several years and its inability to offer sufficient incentives and D&O insurance to attract a financial expert to serve on the Board.

Code of Ethics
--------------

The Company has adopted a written Code of Ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller and any persons performing similar functions. The Company will provide a copy of its Code of Ethics to any person without charge upon written request addressed to The American Education Corporation, 7506 N. Broadway Ext. Suite 505, Oklahoma City, Oklahoma 73116, Attention: Shareholder Relations.


<Page 22>


Item 10.  Executive Compensation.
-------   -----------------------

Compensation
------------

The following table shows the compensation of the Company's executive officers.

                         Summary Compensation Table
                                                                Long-Term
                                 Annual Compensation          Compensation
                            ------------------------------ -------------------
                                                                    Securities
                                                Other    Restricted Underlying
Name and Principal                             Annual       Stock    Options/
    Position         Year   Salary  Bonus  Compensation(1)  Awards   SARS(#)
------------------------------------------------------------------------------
Jeffrey E. Butler,   2005  $170,722 $12,900    $     --        --     215,470
President and Chief  2004   150,167   2,060          --        --     356,800
Executive Officer    2003   132,000   2,060          --        --     360,000

Thomas A. Shively,   2005  $161,608 $    --    $     --        --     121,000
Executive Vice       2004   144,399  26,384          --        --     273,276
President            2003   126,500      --          --        --     260,000

Neil R. Johnson,     2005  $138,431 $ 4,060    $     --        --     121,000
Vice President and   2004   122,609      --          --        --      25,000
Chief Financial      2003   108,350      --          --        --     125,000
Officer

(1) The executive officers did not receive any perquisites or other benefits, the aggregate amount of which exceeded the lesser of $50,000 or 10% of their compensation.

Employment Agreements
---------------------

In December, 1998, the Company entered into an employment agreement with Jeffrey E. Butler providing for a base salary and benefits as determined by the Board of Directors, including incentive bonuses based on profitability, that are provided to all employees of the Company. If Mr. Butler is terminated without cause, his compensation will continue for one year. In the event of a change in control, Mr. Butler may require the Company to purchase up to 50% of his beneficial stock ownership. In addition, Mr. Butler has a deferred retirement benefit as disclosed in Note 10 of the Notes to Consolidated Financial Statements.

Messrs. Thomas A. Shively, and Neil R. Johnson also have employment agreements with the Company. These agreements also provide for severance payments and repurchase of a portion of their beneficial stock ownership in the event of a change in control. They also have a deferred retirement benefit as disclosed in Note 10 of the Notes to Consolidated Financial Statements.

Stock Incentive Plans
---------------------

The shareholders approved an Incentive Stock Option Plan for employees, including officers, during 1998, and approved amendments to the plan in 1999, 2000 and 2001 to increase the number of shares available. The total common shares issuable under this plan are 2,650,000 shares. The Board of Directors acts as the Compensation Committee ("Committee"). The Committee of this Plan determines the employees who will receive options to purchase common shares and the number granted. Option prices will be the fair market value at date of grant. Options are exercisable as deemed by the Committee and terminate within ninety days of employment termination, or as designated by the Committee. In no event shall an option be exercisable more than ten years from the date it is granted. No options may be issued under this plan after March 31, 2008. Since its inception, options to purchase 4,648,000 shares have been granted, 1,997,030 options have expired, and 200,970 options have been exercised. At December 31, 2005, there were options to purchase 2,450,000 shares outstanding under this Plan.


<Page 23>


In March 1996, a Non-Qualified Stock Option Plan was approved by the Board of Directors. Since its inception non-qualified stock options to purchase a total of 3,250,241 shares of restricted common stock have been issued, 1,448,995 have expired and 195,700 have been exercised. At December 31, 2005, there were options to purchase 1,605,546 shares outstanding.

Stock Option Grants In 2005
---------------------------


                   Options   Percentage of Total  Exercise
                   Granted    Options Granted to    Price      Expiration
Name               (Shares)    Employees in 2005(Per share)       Date
-----------------------------------------------------------------------------
Jeffrey E. Butler  215,470          29.0%          $.63     December 29, 2008
Thomas A. Shively  121,000          16.3%          $.63     December 29, 2008
Neil R. Johnson    121,000          16.3%          $.63     December 29, 2008


Option Exercises and Fiscal Year-End Values
-------------------------------------------

No executive officer exercised options during 2005. The following table sets forth, for the executive officers named in the Summary
Compensation Table above, the year-end value of unexercised stock options:



                         Number of Securities        Value of Unexercised
                        Underlying Unexercised          In-the-Money
                          Options at Year-End         Options at Year-End
Name                  Exercisable/Unexercisable    Exercisable/Unexercisable
----------------------------------------------------------------------------
Jeffrey E. Butler           1,032,270/0                   $256,704/$0
Thomas A. Shively             714,276/0                   $185,117/$0
Neil R. Johnson               331,000/0                    $71,050/$0

Directors' Compensation
-----------------------

In 2005 the Company's non-employee directors each were granted 52,500 non-qualified options to purchase the Company's common stock at $.63 per share. The directors received no compensation, other than stock options, for services in their capacity as directors. In 2005, two directors received cash compensation for services rendered outside of the scope of normal directors duties. Monty McCurry received $27,500 for assisting the Company in recruiting key personnel required for the Company's expansion and growth. Stephen Prust received $15,000 for assistance to management in the review of operations of the Company's subsidiaries whose operations were causing substantial losses for the Company and the development of strategic alternatives to manage the losses being generated by these subsidiaries, including the potential sale of the subsidiaries. Both of the extra assignments were related to the specific skills and experience of each director.

The shareholders approved a Director's Stock Option Plan during 1998 and approved an amendment to the Plan in 2001 to increase the number of shares available. The total common shares issuable under this Plan are 200,000 shares. Each outside director initially elected or appointed after March 27, 1998, shall be granted options to purchase 5,000 shares of common stock at the fair market value at the date of the grant. Additionally, each outside director shall automatically be granted an option to purchase 3,000 shares of common stock, if available, in each succeeding calendar year through termination of the Plan on March 31, 2008. Options granted are exercisable immediately and for a period of three years after the date of the grant or, if earlier, ninety days after the date when the participant ceases to be a director of the Company. Since its inception options to purchase a total of 292,998 shares of restricted common stock have been issued and 93,000 have expired. At December 31, 2005, there were 199,998 options outstanding.


<Page 24>


Item 11.  Security Ownership of Certain Beneficial Owners and
          Management and Related Stockholder Matters.
-------   ---------------------------------------------------

The following table sets forth ownership of the common stock of each director and officer, all officers and directors as a group, and each person known or believed by the Company to have beneficially owned five percent or more of the Company's outstanding common stock as of March 24, 2006. Unless otherwise indicated, the beneficial owner has sole voting and investment power over the common stock listed below:



                                                    Shares Beneficially
                                                           Owned
                                                    --------------------
 Name/Address of Beneficial Owner                   Number       Percent
----------------------------------                ----------------------
Jeffrey E. Butler (1)                             1,813,845      12.0%
7506 N. Broadway Ext.,
Oklahoma City, OK 73116

Thomas A. Shively (2)                               950,664       6.4%
7506 N. Broadway Ext.,
Oklahoma City, OK 73116

Neil R. Johnson (3)                                 343,500       2.4%
7506 N. Broadway Ext.,
Oklahoma City, OK 73116

Monty C. McCurry (4)                                306,066       2.1%
2134 S. Eagle Ct.,
Aurora, CO 80014

Newton W. Fink (5)                                  270,566       1.9%
1143 Corinth Greene Dr.,
Sun City Center, FL 33573

Stephen E. Prust (6)                                608,434       4.2%
9025 East Kenyon Avenue,
Denver, CO 80237

John D. Garber (7)                                3,936,986      27.3%
7323 Linden Terrace,
Carlsbad, CA 92009

Robert Schoolfield (8)                           1,536,517       10.9%
5 Pleasant Cove,
Austin, TX 78746

David J. Smith (9)                                 863,930        5.8%
10 South Close, Workingham
Berks, United Kingdom

The Pennsylvania State                             750,000        5.3%
University (10)
University Park, PA 16802

Officers and Directors                           4,293,075       25.3%
as a Group (6 persons)
(1) (2) (3) (4) (5) (6)

(1) The amount and percentage figures include the possible exercise of 356,800 common stock options with an exercise price of $.35 per share, 100,000 common stock options at $.25 per share, 360,000 common stock options at $.30 per share and 215,470 common stock options at $.63 per share exercisable within 60 days.
(2) The amount and percentage figures include the possible exercise of 273,276 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.25 per share, 260,000 common stock options at $.30 per share and 121,000 common stock options at $.63 per share exercisable within 60 days.
(3) The amount and percentage figures include the possible exercise of 25,000 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.25 per share, 125,000 common stock options at $.30 per share and 121,000 common stock options at $.63 per share exercisable within 60 days.


<Page 25>


(4) The amount and percentage figures include the possible exercise of 84,000 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.13 per share, 42,666 common stock options at $.30 per share and 52,500 common stock options at $.63 per share exercisable within 60 days.
(5) The amount and percentage figures include the possible exercise of 84,000 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.13 per share, 42,666 common stock options at $.30 per share and 52,500 common stock options at $.63 per share exercisable within 60 days.
(6) The amount and percentage figures include the possible exercise of 129,000 common stock options with an exercise price of $.35 per share, 60,000 common stock options at $.13 per share, 42,666 common stock options at $.30 per share and 52,500 common stock options at $.63 per share exercisable within 60 days.
(7) The amount and percentage figures include 3,192,286 shares of common stock held by John D. Garber and Clare C. Garber as trustees of the John D. Garber and Clare C. Garber Trust for which Mr. Garber is the beneficiary; 440,000 shares of common stock held by John D. Garber and Clare C. Garber, as trustees of the John D. Garber and Clare C. Garber defined benefit plan, 40,000 owned personally by Mr. Garber and 264,700 shares of common stock which would be issued to Mr. Garber if he elects to convert his $105,880 8% Subordinated Convertible Note dated April 1, 2003 to common stock.
(8) The amount and percentage figures include 737,528 shares of common stock owned by the Schoolfield 1994 Charitable Unitrust for which Mr. Schoolfield is the trustee; 614,607 shares of common stock owned by Mr. Schoolfield individually; and 184,382 shares of common stock owned by the Schoolfield Grandchildren's Trust for which Mr. Schoolfield is the trustee.
(9) The amount and percentage figures include 863,930 shares of common stock which would be issued to Mr. Smith if he elects to convert his $400,000 8% Subordinated Convertible Note dated March 30, 2005 to common stock.
(10) In 1999, the John D. Garber and Clare C. Garber Trust donated 750,000 shares of the Company's common stock to The Pennsylvania State University.


Item 12.  Certain Relationships and Related Transactions.
-------   -----------------------------------------------

The Company is indebted to two major shareholder affiliates, John D. Garber and Janis L. Butler, for convertible subordinated debt in the amount of $305,880, which was advanced in April, 2003. The debt bears interest at 8% and the interest is payable quarterly. Principal is due in one payment on September 30, 2006. The debt is subordinated to the debt owed the Company's senior lender and is convertible into the Company's common stock at $.40 per share.


Item 13.  Exhibits.
-------   ---------

The following documents have been filed as a part of this annual report:

Exhibit
  No.                         Description of Exhibits
----------------------------------------------------------------------------
3.1        Amended and Restated Articles of Incorporation of The
           American Education Corporation (incorporated by reference to the exhibit in the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 25, 1998)

3.2 Bylaws of The American Education Corporation (incorporated by reference to the Company's registration statement on Form S-8 filed with the Securities and Exchange Commission on October 22, 1999)

4.1 Form of Stock Certificate (incorporated by reference to the Company's registration statement on Form S-8 filed with the Securities and Exchange Commission on October 22, 1999)

4.2 Directors' Stock Option Plan (incorporated by reference to Exhibit B to the Definitive Proxy Statement filed with the Securities and Exchange Commission on April 24, 1998)


<Page 26>


4.3        First Amendment to the Directors' Stock Option Plan
           (incorporated by reference to the Company's registration statement on Form S-8 filed with the Securities and Exchange Commission on October 22, 1999)

4.4 Stock Option Plan for Employees (incorporated by reference to Exhibit C to the Definitive Proxy Statement filed with the Securities and Exchange Commission on April 24, 1998)

4.5        First Amendment to the Stock Option Plan for Employees
           (incorporated by reference to the Company's registration statement on Form S-8 filed with the Securities and Exchange Commission on October 22, 1999)

4.6 Second Amendment to the Stock Option Plan for Employees (incorporated by reference to Exhibit 4.7 to the Company's registration statement on Form S-8 filed with the Securities and Exchange Commission on September 29, 2000)

10.1 Convertible Note Purchase Agreement dated March 30, 2005 by and between The American Education Corporation and David J. Smith (incorporated by reference to the exhibit in the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2005)

10.2       The American Education Corporation 8% Subordinated
           Convertible Promissory Note dated March 30, 2005 in favor of David J. Smith (incorporated by reference to the exhibit in the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2005)

10.3       Promissory Note dated March 31, 2004 from The American
           Education Corporation in favor of UMB Bank, N.A.
           (incorporated by reference to the exhibit in the quarterly report 10-Q filed with the Securities and Exchange
           Commission on August 15, 2005)

10.4       Promissory Note dated March 31, 2004 from The American
           Education Corporation in favor of UMB Bank, N.A.
           (incorporated by reference to the exhibit in the quarterly report 10-Q filed with the Securities and Exchange
           Commission on August 15, 2005)

10.5 Employment Agreement with Jeffrey E. Butler dated December 5, 1998 (incorporated by reference to the exhibit in the quarterly report 10-Q filed with the Securities and Exchange Commission on August 15, 2005)

10.6 Employment Agreement with Thomas A. Shively dated December 5, 1998 (incorporated by reference to the exhibit in the quarterly report 10-Q filed with the Securities and Exchange Commission on August 15, 2005)

10.7 Employment Agreement with Neil R. Johnson dated December 5, 1998 (incorporated by reference to the exhibit in the quarterly report 10-Q filed with the Securities and Exchange Commission on August 15, 2005)

10.8 Promissory Note dated October 16, 2000 from Jeffrey E. Butler in favor of the Company (incorporated by reference to the exhibit in the annual report 10-KSB/A filed with the Securities and Exchange Commission on September 9, 2005)

10.9 Memorandum of Action of the Board of Directors dated January 30, 2004 correcting the Promissory Note dated October 16, 2000 from Jeffrey E. Butler in favor of the Company (filed herewith)


<Page 27>


10.10 Promissory Note dated September 30, 2004 from the Company in favor of John Garber (incorporated by reference to the exhibit in the annual report 10-KSB/A filed with the Securities and Exchange Commission on September 9, 2005)

10.11 Promissory Note dated September 30, 2004 from the Company in favor of Janis L. Butler (incorporated by reference to the exhibit in the annual report 10-KSB/A filed with the Securities and Exchange Commission on September 9, 2005)

11 Statement re: computation of per share earnings (filed herewith)

23.1       Consent of Steakley & Gilbert, P.C. (filed herewith)

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)

32.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith)

32.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith)


Item 14.  Principal Accountant Fees and Services
-------   --------------------------------------

Audit Fees. The aggregate fees of Steakley & Gilbert, P.C. for professional services rendered for the audit of the Company's annual financial statements for the years ended December 31, 2005 and 2004, and the review of the financial statements included in the Company's Forms 10-QSB totaled $31,450 and $28,225, respectively.

Audit-Related Fees. The aggregate fees billed by Steakley & Gilbert, P.C. for audit related services for the years ended December 31, 2005 and 2004, and are not disclosed in "Audit Fees" above, were $9,400 and $6,300, respectively.

Tax Fees. The aggregate fees billed by Steakley & Gilbert, P.C. for tax compliance for the years ended December 31, 2005 and 2004 were $6,800 and $8,325, respectively.

All Other Fees. The aggregate fees billed by Steakley & Gilbert, P.C. for services, other than those described above, for the years ended December 31, 2005 and 2004 were $-0- and $-0-, respectively.


<Page 28>


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        The American Education Corporation


March 31, 2006                          By:/s/Jeffrey E. Butler
                                        ------------------------
                                        Jeffrey E. Butler,
                                        Chief Executive Officer
                                        Chairman of the Board
                                        Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name                          Title                     Date
-----------------     -------------------------     --------------
Jeffrey E. Butler     /s/Jeffrey E. Butler          March 31, 2006
                      Chief Executive Officer
                      Chairman of the Board
                      Treasurer

Neil R. Johnson       /s/Neil R. Johnson            March 31, 2006
                      Chief Financial Officer
                      Chief Accounting Officer

Monty C. McCurry      /s/Monty C. McCurry           March 31, 2006
                      Director

Newton W. Fink        /s/Newton W. Fink             March 31, 2006
                      Director

Stephen E. Prust      /s/Stephen E. Prust           March 31, 2006
                      Director


<Page 29>

The American Education Corporation

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES


             Item                                          Page No.
-----------------------------------------------            --------

Independent Auditors' Report                                  F-1

Financial Statements:

  Consolidated Balance Sheet, December 31, 2005               F-2

  Consolidated Statements of Income for the years
   ended December 31, 2005 and 2004                           F-3

  Consolidated Statements of Changes In Stockholders'
   Equity for the years ended December 31, 2005 and 2004      F-4

  Consolidated Statements of Cash Flows for the years
   ended December 31, 2005 and 2004                           F-5

  Notes to Consolidated Financial Statements                  F-6



All schedules are omitted as the required information is included in the financial statements or notes thereto or is not present in sufficient amounts.



                       -----------------------------


<Page 29>


INDEPENDENT AUDITORS' REPORT


To Board of Directors and Stockholders
The American Education Corporation
Oklahoma City, Oklahoma


We have audited the consolidated balance sheet of The American Education Corporation as of December 31, 2005 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The American Education Corporation as of December 31, 2005 and the consolidated results of its operations and cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.





STEAKLEY & GILBERT, P.C.


Oklahoma City, Oklahoma
March 24, 2006


<Page F-1>


THE AMERICAN EDUCATION CORPORATION
CONSOLIDATED BALANCE SHEET
December 31, 2005

ASSETS
Current assets:
 Cash and cash equivalents                                 $   977,040
 Accounts receivable, net of allowance for
  returns and uncollectible accounts of $300,000 (Note 1)    2,314,586
 Inventory (Note 1)                                             21,368
 Prepaid expenses and deposits                                 306,001
 Deferred tax asset (Note 6)                                   125,388
                                                           -----------
     Total current assets                                    3,744,383

Property and equipment, at cost (Note 1)                     1,295,781
 Less accumulated depreciation and amortization             (1,134,226)
                                                           -----------
     Net property and equipment                                161,555

Other assets:
 Capitalized software costs, net of accumulated
  amortization of $8,197,969 (Note 1)                        3,896,582
 Deferred tax asset (Note 6)                                    31,857
                                                           -----------

     Total other assets                                      3,928,439
                                                           -----------
     Total assets                                          $ 7,834,377
                                                           ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable trade                                    $   288,881
 Accrued liabilities (Note 11)                                 758,124
 Deferred revenue                                              786,230
 Notes payable and current portion of
  long-term debt (Note 4)                                      305,880
                                                           -----------
     Total current liabilities                               2,139,115

Other long-term accrued liabilities (Note 10)                  752,475
Long term debt (Note 4)                                        400,000
Deferred income tax liability - Long-term (Note 6)                  --
                                                           -----------
     Total liabilities                                       3,291,590
                                                           -----------

Commitments and contingencies (Notes 5, 7, 10 and 12)               --
Stockholders' Equity  (Note 3)
Preferred Stock $.001 par value;
 Authorized-50,000,000 shares, issued and
  outstanding-none; liquidation preference-$.02 per share           --
 Common Stock, $.025 par value;
  Authorized 30,000,000 shares; issued and outstanding-
  14,133,461 shares                                            359,186
 Additional paid in capital                                  6,698,817
 Treasury stock, at cost, 234,000 shares                      (319,125)
 Retained deficit                                           (2,196,091)
                                                           -----------
     Total stockholders' equity                              4,542,787
                                                           -----------
     Total liabilities and stockholders' equity            $ 7,834,377
                                                           ===========


See accompanying notes and accountants' report.

<Page F-2>


THE AMERICAN EDUCATION CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2005 and 2004

                                    2005                   2004
                                 ------------        --------------


Sales                            $ 9,819,396           $10,186,517

Cost of goods sold                 1,137,528             1,398,246
                                 -----------           -----------
Gross Profit                       8,681,868             8,788,271
                                 -----------           -----------

Operating expenses:
 Selling and marketing             3,391,767             3,628,550
 Operations                          580,375               501,401
 General and administrative        2,493,389             1,978,757
 Impairment of goodwill (Note 1)   1,215,015                    --
 Amortization of capitalized
  software costs                   1,611,909             1,413,889
                                 -----------           -----------
 Total operating expenses          9,292,455             7,522,597
                                 -----------           -----------

 Operating income (loss) from
  continuing operations             (610,587)            1,265,674

Other income (expense):
 Interest expense                    (49,933)              (61,058)
                                 -----------           -----------

Income (loss) from continuing
 operations before income taxes     (660,520)            1,204,616


Deferred income tax expense
 (benefit)                           (40,024)              493,673
                                 -----------           -----------

Income (loss) from continuing
 operations                         (620,496)              710,943

Loss from discontinued operations
 (net of tax benefits 2005 -
 $134,599; 2004 - $1,016,897)
 (Note 15)                          (229,431)           (1,054,203)
                                 -----------           -----------


Net loss                         $  (849,927)          $  (343,260)
                                 ===========           ===========

Earnings per share: (Note 13)
 Basic:
Continuing operations            $      (.04)          $       .05
Discontinued operations          $      (.02)          $      (.07)
Net loss                         $      (.06)          $      (.02)

 Diluted:
Continuing operations            $      (.04)          $       .05
Discontinued operations          $      (.01)          $      (.07)
Net loss                         $      (.05)          $      (.02)


See accompanying notes and accountants' report.

<Page F-3>


THE AMERICAN EDUCATION CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2005 and 2004


                                           Additional                Retained
                         Common Stock        paid in    Treasury     Earnings
                       Shares      Amount    Capital      Stock     (Deficit)
                     --------------------  ----------  ----------  ------------

Balance at
December 31, 2003    14,133,461  $359,186  $6,674,130  $(319,125)  $(1,002,904)


Net loss                                                              (343,260)

Comprehensive Income
adjustment:
 Foreign currency
 Translation                                   24,687
                     ----------  --------  ----------  ----------  -----------

Balance at
December 31, 2004    14,133,461   359,186   6,698,817  ( 319,125)   (1,346,164)

Net loss                                                              (849,927)
                     ----------  --------  ----------  ----------  -----------

Balance at
December 31, 2005    14,133,461  $359,186  $6,698,817  $( 319,125) $(2,196,091)
                     ==========  ========  ==========  ==========  ===========


See accompanying notes and accountants' report.

<Page F-4>


THE AMERICAN EDUCATION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

                                              2005            2004
                                          -----------     -----------

Cash flows from operating activities:
Net income (loss)                        $  (849,927)    $ (343,260)

Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
   Depreciation and amortization           2,894,175       2,768,465
   Increase in reserve for bad debts          50,000          25,000
   Deferred compensation                     282,000         234,000

Foreign currency translation                      --          24,687

Changes in assets and liabilities:
  Accounts receivable                       (218,322)        619,063
  Inventories                                 (6,883)          1,966
  Prepaid expenses and deposits                 (104)       (131,415)
  Accounts payable and accrued liabilities    68,622        (604,125)
  Deferred revenue                           131,893          44,637
  Deferred income taxes                     (174,624)       (501,061)
                                          ----------      ----------
  Net cash provided by operating
   activities                              2,176,830       2,137,957
                                          ----------      ----------

Cash flows from investing activities:
  Purchase of property and equipment         (84,460)        (53,264)
  Software development costs capitalized  (1,692,811)     (1,372,955)
                                          ----------      ----------

  Net cash used in investing activities   (1,777,271)     (1,426,219)
                                          ----------      ----------

Cash flows from financing activities:
  Proceeds received from issuance of debt    400,000              --
  Principal payments on notes payable       (371,862)       (379,071)
                                          ----------      ----------
  Net cash used in financing activities       28,138        (379,071)
                                          ----------      ----------

Net increase in cash                         427,697         332,667

Cash at beginning of year                    549,343         216,676
                                          ----------      ----------
Cash at end of year                       $  977,040      $  549,343
                                          ==========      ==========

Interest paid in cash                     $   27,716      $   62,263
                                          ==========      ==========

Income taxes paid                         $       --      $   14,766
                                          ==========      ==========


See accompanying notes and accountants' report.

<Page F-5>


THE AMERICAN EDUCATION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

1.  Summary of significant accounting policies
    ------------------------------------------

The summary of significant accounting policies of The American
Education Corporation ("the Company") is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

History and business activity

The American Education Corporation (formerly Plasmedics, Inc.) was incorporated under the laws of the State of Colorado on February 23, 1981. Through 1986, the Company's principal purpose was to manufacture and market medical devices and medical technology. The Company's activities from inception through 1984 were directed toward raising equity capital, acquisition of license and patent rights and research and development. From 1986 through 1990, the Company was essentially inactive and seeking acquisition or merger candidates.

On January 8, 1991, the Company purchased substantially all of the assets of American Educational Computer, Inc., and assumed specific trade accounts payable and other accrued liabilities related to that business.

On August 15, 1991, Plasmedics, Inc., changed its name to The American Education Corporation ("AEC"). AEC's principal business is the development of educational computer software and its distribution to retail outlets and school districts nationally.

Effective October 1, 1998, the Company purchased the business of Learning Pathways, Limited, ("LPL"), an entity organized under the laws of the United Kingdom, pursuant to an Agreement between the Company and the stockholders of LPL. The transaction was accounted for using purchase method accounting. The business of LPL principally has been to distribute the Anywhere Learning System in the United Kingdom. Effective December 31, 2004 Learning Pathways, Ltd. was deemed to be an asset held for sale and an impairment loss of $1,150,000 was recognized. On November 7, 2005 LPL was subsequently sold and therefore in 2005 the results of operations for this business unit are presented as discontinued operations. The income statement for the prior year has been restated to reflect the results as if LPL had been discontinued as of the beginning of 2004.

During 1999, the Company acquired 100% of the capital stock of Dolphin, Inc., ("Dolphin") a New Jersey corporation. The acquisition was accounted for using purchase method accounting. Results of Dolphin's operations are included in the consolidated income statements for the two years ended December 31, 2005. Since the acquisition, Dolphin has provided software design services for unaffiliated customers. Effective June 30, 2005 the Company determined that the goodwill recorded on the balance sheet that resulted from the acquisition of Dolphin was impaired and wrote off the entire amount of $1,215,015. The Company has ceased Dolphin's software development business for outside customers and has transferred all remaining Dolphin employees to the Company's payroll to expand the internal software development staff. On December 31, 2005 Dolphin was merged into the Company and is no longer a separate corporate entity.

Revenue recognition

The Company recognizes revenue in accordance with the American
Institute of Certified Public Accountant's Statement of Position 97-2 and 98-9 on software revenue recognition. The Company has


<Page F-6>


recognized revenue and a like amount of expense on products traded for advertising and promotional services. Sales revenue and selling and marketing expense include approximately $154,875 and $259,145 of such non-monetary transactions for the years ended December 31, 2005 and 2004, respectively. Revenue for software design services for outside customers at Dolphin has been recognized on the percentage-of-completion method.

The Company has adopted revenue recognition policies regarding sales with multiple deliverables which comply with Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," which became effective July 1, 2003. Revenues from technical service contracts are deferred and amortized ratably over the period of the service contract.

Capitalized software costs

Capitalized software costs consist of licenses for the rights to produce and market computer software, salaries and other direct costs incurred in the production of computer software and costs to defend the Company's trademark. The Company accounts for software capitalization under the guidelines of FASB 86. Costs incurred in conjunction with product development are charged to research and development expense until technological feasibility is established. Thereafter, all software development costs are capitalized and amortized on a straight-line basis over the product's estimated economic life of between three
and five years.   Software development costs of $1,692,811 were
capitalized during 2005. Amortization expense totaled $1,611,909 in 2005 and $1,572,654 in 2004. Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable.

Goodwill

Goodwill represents the excess of the cost of purchased companies over the fair value of their net assets at dates of acquisition. Goodwill is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. During 2005, the Company determined that the carrying amount of Dolphin's goodwill exceeded its fair value, accordingly, a goodwill impairment loss of $1,215,015 was recognized, reducing goodwill to zero.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of packaging and educational software materials.

Property and equipment

Property and equipment is stated at cost. Depreciation is provided on the straight-line basis over the estimated useful life of the assets, which is five years. Depreciation expense totaled $67,251 and $131,616 for 2005 and 2004, respectively. The components of property and equipment at December 31, 2005, are as follows:

     Furniture, fixtures and office equipment          $  601,908
     Computers and software                               651,618
     Leasehold improvements                                42,255
                                                       ----------
                                                        1,295,781
     Less: accumulated depreciation                    (1,134,226)
                                                       ----------

     Net property and equipment                        $  161,555
                                                       ==========

<Page F-7>


Stock Options

The Company has historically measured compensation from issuing employee stock options under the accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" which is an intrinsic value method. Through December 31, 2005 the compensation cost for stock options has been measured as the excess, if any, of the quoted market price of Company stock at the date of the grant over the amount the employee must pay to acquire the stock. No compensation has been incurred unless the market value was greater than the option exercise price.

Effective January 1, 2006 the Company will adopt accounting pronouncement FAS 123 (R) Share Based Payments which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. FAS 123 (R) also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions.

Pro forma information regarding net income (loss) and earnings (loss) per share has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma income and earnings/(loss) per share are as follows for the year ended:

                                                 2005         2004
                                              ----------   ----------

    Net loss - as reported                    $(849,927)   $(343,260)
    Stock -based employee compensation
     expense - pro forma                         75,500       35,467
                                              ---------    ---------

    Net loss - pro forma                      $(925,427)   $(378,727)
                                              =========    =========

    Basic earnings/(loss) per common
     share-as reported                        $    (.06)   $    (.02)
    Diluted earnings/(loss) per common
     share as reported                             (.05)        (.02)
    Basic earnings/(loss) per common
     share - pro forma                        $    (.07)   $    (.02)
    Diluted earnings/(loss) per common
     share-pro forma                               (.05)        (.02)

Statements of cash flows

In the consolidated statements of cash flows, cash and cash equivalents may include currency on hand, demand deposits with banks or other financial institutions, treasury bills, commercial paper, mutual funds or other investments with original maturities of three months or less.

Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.  Options to purchase common stock
    --------------------------------

The shareholders approved an Incentive Stock Option Plan for employees during 1998 and approved amendments to the plan in 1999, 2000 and 2001 to increase the number of shares available. The total shares issuable under this plan are 2,650,000. The Committee of this Plan determines the employees who


<Page F-8>


will receive options to purchase common shares and the number granted. Option prices will be the fair market value at date of grant. Options are exercisable as deemed by the Committee and terminate within ninety days of employment termination, or as designated by the Committee. In no event shall an option be exercisable more than ten years from the date it is granted. No options may be issued under this Plan after March 31, 2008.

The shareholders also approved a Director's Stock Option Plan during 1998 and approved an amendment to the Plan in 2001 to increase the number of shares available. The total shares issuable under this Plan are 200,000. Each outside director initially elected or appointed shall be granted an option to purchase 5,000 shares of common stock at the fair market value at the date of the grant. Additionally, each outside director shall automatically be granted an option to purchase 3,000 shares of common stock as of January 1 of each succeeding calendar year, if options are available, through termination of the Plan on March 31, 2008. Options granted are exercisable immediately and for a period of three years after the date of the grant or, if earlier, ninety days after the date when the participant ceases to be a director of the Company.

The Company's non-qualified stock option plan originated in 1996. The following table summarizes stock option plan activity:



                                         (In Shares)
                                 --------------------------

                                     1998            1998

                      1996 Plan  Directors Plan  Employee Plan    Total
                      ---------  --------------  -------------  ---------

Number of shares under
options outstanding as of:

December 31, 2004     1,362,576      199,998        2,020,001    3,582,575

Shares granted          259,970           --          641,000      900,970

Shares exercised             --           --               --           --
Shares expired          (17,000)          --         (211,001)  (  228,001)
                      ---------      -------        ---------    ---------
December 31, 2005     1,605,546      199,998        2,450,000    4,255,544
                      =========      =======        =========    =========

Option price
 range per share    $.13 - $.63    $.13 - $.35     $.25 - $.63


In November 2004, the Company extended the expiration date of 595,000 stock options, originally granted in 2002 with an expiration in February 2005, to December 31, 2008. The original exercise price was $.25 per share, the market value at date of grant. The exercise price of the options remains the same, however, since the market value of the Company's common stock was $.27 per share at the date the modification of terms was made, the Company has recorded compensation expense of $11,900.


3.  Common and preferred stock
    --------------------------

There were no common stock transactions during 2005.


4.  Notes Payable and Long-term debt
    --------------------------------

The Company had the following indebtedness under notes and loan agreements:

                                    Current    Long-term       Total
                                    -------    ---------    ----------
Lines of credit with bank,
originated April 30,
1999, to December 23,1999,
matures March 31, 2006;
maximum line - $450,000,
interest at the bank's
prime rate plus 2.5%
(9.25% at December 31, 2005),
payable monthly, principal
due at maturity, secured
by accounts receivable and
inventory                          $     --    $     --    $       --

Subordinated debt due to
unrelated individual,
originated March 30, 2005,
matures March 30, 2007,
interest at 8% payable at
maturity; convertible into
the Company's common stock
at $.463 per share                       --     400,000       400,000

Subordinated debt due to
shareholder affiliates,
originated April 1, 2003,
matures September 30, 2006;
interest at 8% payable
quarterly, principal due
at maturity, convertible
into the Company's
common stock at $.40 per
share                               305,880          --        305,880
                                   --------    --------       --------
                                   $305,880    $400,000       $705,880
                                   ========    ========       ========

Aggregate maturities of notes payable are as follows:

     2006          $ 305,880
     2007            400,000
                   ---------
                   $ 705,880
                   =========


5.  Operating leases
    ----------------

The Company leases office space in Oklahoma City, Oklahoma, under an agreement renewed December 31, 2005 at $13,109 a month. The agreement expires December 31, 2008. The Company also leases office space in Voorhees, New Jersey, for $5,000 a month under a lease agreement expiring May 31, 2009.

The Company leases automobiles and certain office equipment with lease payments totaling $11,294 per month. The agreements expire between June 2006 and May 2009.

Total lease expense was $344,286 for 2005 and $369,238 for 2004.

Future rental commitments under lease agreements are as follows:

     2006          $ 334,958
     2007            287,151
     2008            248,374
     2009             32,157
     2010                857


<Page F-10>


6.  Income taxes
    ------------

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns, determined by using the enacted tax rates in effect for the year in which the differences are expected to reverse.

The following is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate:

                                                 2005        2004
                                               -------     -------
Statutory federal income tax rate              (34.0%)     (34.0%)
State income taxes                              (6.0%)      (6.0%)
Nondeductible expenses                           3.7%        1.1%
Write-off of subsidiary stock                    4.1%         --
Unutilized State NOL carryforward due
 to merger                                      16.9%         --
Foreign loss taxed at different rate              --       (21.5%)
Other                                           (1.7%)        --
                                               -------     -------
Effective income tax rate                      (17.0%)     (60.4%)
                                               =======     =======


Deferred tax liabilities and assets at December 31, 2005 are comprised of the following:

Deferred tax liabilities:
Capitalized software                          $1,558,633
                                              ----------
  Total deferred tax liabilities               1,558,633

Deferred tax assets:
Receivables allowance                            120,000
Net operating loss carryforward                1,279,979
Deferred compensation                            306,379
Plant and equipment and related depreciation       9,520
                                              ----------
  Total deferred tax assets                    1,715,878
                                              ----------
    Net asset                                 $  157,245
                                              ==========

Net deferred tax asset                        $  157,245
Net deferred tax liability                            --
                                              ----------

    Net asset                                 $  157,245
                                              ==========


A deferred tax asset has been recorded for the tax benefit of the net operating loss carryforward. No valuation allowance has been recorded against the deferred tax asset.

The Company has available U.S. net regular tax and alternative minimum tax operating loss carryforwards of approximately $3,633,420 and $3,809,829 respectively, expiring between the years 2021 and 2025.


7.  Royalty agreements
    ------------------

Several of the Company's software titles are authored by independent consultants for which royalty agreements exist. These agreements call for quarterly payments based upon a percentage of the net sales of the particular titles. These agreements expire in the years 2006 to 2010. Royalty expense totaled $64,209 and $62,640 in 2005 and 2004, respectively.


<Page F-11>


8.  Related party transactions
    --------------------------

The Company is indebted to two major shareholder affiliates for convertible subordinated debt in the amount of $305,880, which was advanced in April 2003 with an original maturity of April 2005. The debt bears interest at 8% and the interest is payable quarterly. In September 2004, the maturity date of the debt was extended to September 2006. The debt is subordinated to the debt owed the Company's senior lender and is convertible at any time before maturity into the Company's common stock at $.40 per share.


9.  Significant customers and concentration of credit risk
    ------------------------------------------------------

Accounts Receivable
-------------------
The Company sells its products almost exclusively to schools through various distributors of educational materials.

No individual customer accounted for more than 10% of sales in 2005 or 2004.

The Company reserves for returns and bad debts in the normal course of its operations. Management believes the allowance is sufficient to cover any losses from uncollectible trade receivables.

Cash
----
The Company maintains its bank accounts with three financial institutions, Cash deposits in excess of FDIC limits were approximately $873,000 at December 31, 2005.


10.  Commitments and contingencies
     -----------------------------

The Company amortizes capitalized software costs over the products estimated useful life. Due to inherent technological changes in the software development industry, the period over which such capitalized software costs are being amortized may have to be accelerated. Software costs are carried in the accompanying balance sheet net of amortization.

The Company has employment agreements with its officers which include salary terms and severance benefits. The agreement also provides that in the event of a change in control, the officer can require the Company to purchase up to 50% of the shares of the Company's common stock owned by the officer. The Company has a deferred retirement benefit agreement with its executive officers and has accrued $752,475 as of December 31, 2005. Deferred benefit expense was $282,000 in 2005 and $234,000 in 2004, respectively.


11.  Accrued liabilities
     -------------------

Accrued liabilities are comprised of the following at December 31, 2005:

     Accrued interest                           $ 34,120
     Accrued payroll, taxes and benefits         122,572
     Accrued commissions and royalties           520,345
     Accrued professional fees                    31,206
     Accrued - other                              49,881
                                                --------

                                                $758,124
                                                ========


12.  Litigation
     ----------

The Company may be the subject of various legal proceedings that could arise during the normal course of business. However, management knows of no pending or threatened litigation involving the Company that is considered material to the on-going operations and viability of the Company.


<Page F-12>


13.  Earnings per share
     ------------------

Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock.

The weighted average number of basic and diluted common shares outstanding is as follows:

                                       2005              2004
                                    ----------        ----------

          Basic                     14,133,461        14,133,461
          Diluted                   17,143,279        15,801,795

Employee stock options are included in the number of diluted common shares using the treasury stock method.


14.  Employee benefit plans
     ----------------------

The Company adopted a 401(k) Plan effective January 1, 1999. The Plan allows eligible employees to defer part of their income on a tax-favored basis into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company may make contributions to the Plan as a matching percentage or as a lump sum amount determined annually. There were no matching contributions in 2005 and 2004.


15.  Discontinued operations
     -----------------------

Effective December 31, 2004 Learning Pathways, Ltd. was deemed to be an asset held for sale and an impairment loss of $1,150,000 was recognized. On November 7, 2005 LPL was subsequently sold and therefore in 2005 the results of operations for this business unit are presented as discontinued operations. The income statement for the prior year has been restated to reflect the results as if LPL had been discontinued as of the beginning of 2004.


<Page F-13>


Exhibit 10.9



The American Education Corporation
Memorandum of Action by The Board of Directors


January 30, 2004


The undersigned, all being duly elected directors of The American Education Corporation, do hereby authorize the payment from Jeffrey E. Butler, Chief Executive Officer of the Corporation 200,000 shares of common stock as payment, in full, for $300,000 in funds loaned to Mr. Butler in October 2000. This loan arrangement was discussed and agreed to in December 1999 and consummated in October of 2000 with repayment to be made in October 2003. This loan retirement approach with Mr. Butler repaying the loan from his common stock holdings in the Corporation was reviewed with the key, control shareholder who concurs with the Board's action in this matter.

In accordance with the prior understanding reached with the Board in December 1999, Mr. Butler was to be permitted to repay the loan in either stock or cash, at his election. If Mr. Butler elected to use stock as the medium of repayment, its value was to set at the higher of market at the time of the initial loan commitment, or that of a subsequent, independent valuation of the worth of the business based on industry comparable valuations. Berkery Noyes and Company conducted such an independent study in early 2003 as part of a process of helping the Board to understand the value of the business, vis-a-vis current public market valuations afforded to the Company.

In making this decision, the Board, since October of 2003, has studied this matter and reviewed several alternatives for Mr. Butler to effect repayment. In this deliberation, the Board took into the consideration of the interests of the Corporation and those of Mr. Butler. This study process included complex taxation issues, the Corporation's ability currently to provide for bonus compensation to offset the loan amount and the impact of potentially significant bonus payment on earnings performance of the Corporation and its financial position as well as the Corporation's valuation. Further, the consent of the major control shareholder was secured in the final disposition of this matter.


Approved this 30th day of January 2004.


        Abstain
-------------------------------------
Jeffrey E. Butler
Director and Chief Executive Officer

/s/ Newton Fink
-------------------------------------
Newton Fink
Director

/s/ Monty McCurry
-------------------------------------
Monty McCurry
Director

/s/ Steve Prust
-------------------------------------
Steve Prust
Director



Exhibit 11

Statement re: computation of per share earnings

Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock.

The weighted average number of basic and diluted common shares outstanding is as follows:


                                       2005              2004
                                    ----------        ----------

          Basic                     14,133,461        14,133,461
          Diluted                   17,143,279        15,801,795

Employee stock options are included in the number of diluted common shares using the treasury stock method.


<Page F-14>


Exhibit 23.1

Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8) filed October 22, 1999, pertaining to The American Education Corporation Stock Option Plan for Employees and The American Education Corporation Directors' Stock Option Plans of our report dated March 24, 2006, with respect to the consolidated financial statement of The American Education Corporation included in its Annual Report (Form 10-KSB) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

Steakley & Gilbert, P.C.


March 31, 2006
Oklahoma City, Oklahoma


<Page F-15>


Exhibit 31.1

CERTIFICATIONS
--------------

I, Jeffrey E. Butler, certify that:

1. I have reviewed this annual report on Form 10-KSB of The American Education Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

  a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

  c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

  a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date:  March 31, 2006

/s/  Jeffrey E. Butler
----------------------
Signature
Title:  Chief Executive Officer


<Page F-16>


Exhibit 31.2

CERTIFICATIONS
--------------

I, Neil R. Johnson, certify that:

1. I have reviewed this annual report on Form 10-KSB of The American Education Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

  a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

  c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

  a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date:  March 31, 2006

/s/  Neil R. Johnson
--------------------
Signature
Title:  Chief Financial Officer


<Page F-17)


Exhibit 32.1

THE AMERICAN EDUCATION CORPORATION


CERTIFICATION BY CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



     In connection with the Annual Report on Form 10-KSB of The American Education Corporation (the "Company") for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof
(the "Report"), I, Jeffrey E. Butler, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.



By:  /s/ Jeffrey E. Butler
     ---------------------
     Jeffrey E. Butler
     Chief Executive Officer


<Page F-18>


                              Exhibit 32.2


THE AMERICAN EDUCATION CORPORATION


CERTIFICATION BY CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



     In connection with the Annual Report on Form 10-KSB of The American Education Corporation (the "Company") for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Neil R. Johnson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.



By:  /s/ Neil R. Johnson
     -------------------
     Neil R. Johnson
     Chief Financial Officer


<Page F-19>

EXHIBIT C - Form of Exchange Agent Agreement


Date: October 18, 2005


UMB Bank, N.A., as Exchange Agent
P.O. Box 410064
Kansas City, MO 64141-0064

Attention:  Nancy L. Hoffman


RE:  Stock Split by The American Education Corporation

Ladies and Gentlemen:

          Pursuant to an Amendment to the Certificate of Incorporation of the American Education Corporation (the "Company"), the Company will effect (1) a 1-for-2,000 reverse split of its common stock whereby each 2,000 outstanding shares of common stock will be converted into one whole share, and in lieu of the Company issuing fractional shares resulting from the reverse split to Stockholders of less than 2,000 pre-reverse split shares, the Company will pay cash equal to $1,000 multiplied by the fractional share which would otherwise be held by such stockholder (the "Reverse Split"), followed immediately by (2) a 100-for-1 forward split for those stockholders who hold at least one whole share of Company common stock after the Reverse Split (The "Forward Split"), with stockholders who would be entitled to receive a fractional share of our common stock in connection with the Forward Split receiving in lieu of such fractional share cash equal to $10.00 multiplied by such fractional share (collectively, the "Transaction"). The Transaction contemplates the use of an Exchange Agent (a) to notify the shareholders of the Company that they may proceed to surrender their shares and as to the process for such surrender, (b) to accept the surrender of such shares, and (c) to issue new share certificates representing the shares owned after the Transaction and checks for payments made in lieu of any fractional shares on behalf of the Company.

          The effective date of the Transaction is the date the Certificate of Change to amend the Certificate of Incorporation is filed with the Secretary of State of the State of Nevada (the "Effective Date").

          In connection with your appointment as Exchange Agent, you are authorized and instructed as follows:

     1. As soon as reasonably practicable after the Effective Date, the Exchange Agent shall mail to each owner of shares of record at the close of business on the business day immediately preceding the Effective Date a Letter of Transmittal in the form attached hereto as Exhibit A. For the purpose of such mailing, the identities and addresses of such owners of shares shall be established by a shareholders list and address labels to be acquired from UMB Bank, N.A., as the transfer agent. UMB Bank, N.A. shall cause such shareholders list and address labels to be provided to Exchange Agent for use in the mailing.

     2. Upon receipt by Exchange Agent of a certificate(s) representing shares, together with a Letter of Transmittal, which in a sole judgement of Exchange Agent (subject to the right of the Company to waive defects or irregularities) has been properly completed, and other required documents, Exchange Agent will cause to be issued a certificate representing the shares owned after the Transaction and a check for any fractional shares payable upon either the Reverse Split or the Forward Split (to be paid only to the extent of immediately available funds provided by the Company), to the surrendering stockholder at the rates set forth in the first paragraph above, subject to the terms presented in this letter and in the Letter of Transmittal. For the purpose of making any such payment, the Company shall deposit with Exchange Agent, from time to time as necessary, in advance, sufficient monies to permit all payments anticipated by this Paragraph 2 to be made. These monies will be held by the Exchange Agent in a segregated trust account, the principal of which is held for the benefit of holders of common stock of the Company who are entitled to cash payments in lieu of fractional shares. UMB shall be entitled to keep all sweep fees, shareholder servicing fees or similar fees charged by UMB on this account or received by mutual funds into which
the funds are invested.   To the extent that Exchange Agent does not have
sufficient funds available to make payments for fractional shares on any business day, Exchange Agent shall fax a notice of deficiency to Company. Company shall wire to Exchange Agent sufficient funds to cover all such checks by no later than 12:00 p.m. Central Time on the second business day following notification of deficiency by Exchange Agent. In the event Company fails to wire sufficient funds to Exchange Agent by 12:00 p.m. Central Time on the second business day following notice of deficiency, Exchange Agent shall have the right to immediately terminate this agreement upon written notice to Company.

     3. Exchange Agent will keep such records as are reasonably necessary to document the receipt and processing of shares and Letters of Transmittal surrendered to the Exchange Agent.

     4. Exchange Agent shall retain shares, Letter of Transmittal, and related documents, properly surrendered to it until the Termination Date, as hereinafter defined, and following said Termination Date shall deliver such shares, Letters of Transmittal and other items to the Company.

     5. Exchange Agent shall prepare and distribute any necessary 1099 information forms and shall perform any necessary backup withholding.

     6.   The Exchange Agent:

          (a) shall have no obligation to make payment for any fractional shares unless the Company shall have deposited with to the Exchange Agent fully collected funds sufficient to pay in full all amounts due and payable with respect thereto;

          (b) shall have no duties or obligations other than those specifically set forth in this letter, or as may be subsequently agreed to by the Exchange Agent and the Company;

          (c) shall have no responsibility as to the validity, sufficiency, value, enforceability or genuineness of the Transaction, the shares or any certificates therefor;

          (d) may rely upon and shall be fully protected in relying and acting upon any certificate, instrument, opinion, notice, letter, facsimile transmission, telex, telegram, stockholder list, mailing label or other instrument, or any security delivered to Exchange Agent and reasonably believed by Exchange Agent to be genuine and to have been signed or initiated by the proper party or parties;

          (e) may rely and shall be fully protected in relying and acting upon written or oral instructions of the Company with respect to any matter (including incomplete or defective surrender of Letters of Transmittal or shares) relating to service as Exchange Agent, which instruction may be issued by Jeffrey E. Butler or Neil Johnson;

          (f) may consult with and act upon an opinion of legal counsel satisfactory to the Exchange Agent and shall not be responsible for any action taken or omitted to be taken in reliance upon such opinion; and

          (g) shall be indemnified and held harmless by the Company from and against any loss, fee, cost, expense, damage, liability or other claim reasonably incurred by the Exchange Agent and arising out of its service hereunder and not arising from the gross negligence or willful misconduct of the Exchange Agent.

          7. The Company will pay the Exchange Agent compensation for services as set forth on the fee schedule attached hereto as Exhibit B.

          8. The exchange agency created hereby shall terminate on the Termination Date, which shall be October 18, 2006. On or promptly after the Termination Date, or upon termination as described in Paragraph 2, Exchange Agent shall deliver to the Company any amounts held by it for payment for fractional shares and such items as are specified by Paragraph 4 hereof. Thereupon, Exchange Agent shall have no further duty to accept surrender of Letters of Transmittal or shares or to make payments with respect thereto and Exchange Agent shall be released from any further obligation hereunder.

Very truly yours,



By  /s/ Neil R. Johnson
Title  Chief Financial Officer


          UMB Bank, N.A., hereby agrees to accept appointment as Exchange Agent and to act in accordance with the foregoing letter.

UMB BANK, N.A.


By
Title
Date




Exhibit A
                              LETTER OF TRANSMITTAL
                   For Shares of Common Stock, $.025 par value
                                       of
                       The American Education Corporation
      This Letter of Transmittal should be completed, signed and submitted, together with the certificate(s) representing your shares of
              The American Education Corporation Common Stock, to:

                                 UMB Bank, n.a.

By hand: UMB Bank, n.a.          By courier: UMB Bank, n.a.       By mail: UMB Bank, n.a.
  Securities Transfer Division     Securities Transfer Division     Securities Transfer Division
  928 Grand Blvd.                  928 Grand Blvd.                  P.O. Box 410064
  Kansas City, MO 64106            Kansas City, MO 64106            Kansas City, MO 64141-0064

Ladies and Gentlemen:

     Pursuant to (1) a reverse split of the American Education Corporation (the "Company") common stock whereby each 2,000 outstanding shares of common stock will be converted into one whole share, and in lieu of us issuing fractional shares resulting from the combination, the Company will pay cash equal to $1,000 multiplied by the fractional share which would otherwise be held by a stockholder who has less than 2,000 pre-reverse split shares (the "Reverse Split"), followed immediately by (2) a 100-for-1 forward split for those stockholders who hold at least one whole share of Company common stock after the Reverse Split (the "Forward Split"), with stockholders who would be entitled to receive a fractional share of our common stock in connection with the Forward Split receiving in lieu of such fractional share cash equal to $10.00 multiplied by such fractional share (collectively, the "Transaction"), the undersigned hereby encloses herewith and surrenders to UMB Bank, n.a. the following described certificate(s) (the "Certificate(s)") representing pre-Transaction shares of the Company Common Stock (the "Old Shares").

--------------------------------------------------------------------------------
                     DESCRIPTION OF CERTIFICATE(S) SUBMITTED
           (If the space provided below is inadequate, the Certificate number(s) and number of Shares should be listed on a
                  separate schedule signed and affixed hereto.)
-------------------------------------- ---------------------- ------------------
                                                              Number of Shares
                                            Certificate        Represented by
Name and Address of Registered Holder          Number            Certificate
------------------------------------------------------------- ------------------

                                       ---------------------- ------------------
                                       ---------------------- ------------------

                                       ---------------------- ------------------
                                       ---------------------- ------------------

                                       ---------------------- ------------------
                                       ---------------------- ------------------

                                       ---------------------- ------------------
                                       ---------------------- ------------------
                                       Total Shares

                                       ---------------------- ------------------
--------------------------------------------------------------------------------
NOTE: If the name or address indicated on the label above is not correct, please make any necessary changes.
--------------------------------------------------------------------------------

     The undersigned hereby surrenders the Certificates representing the Old Shares in exchange for (i) a certificate or certificates representing post-Transaction shares (the "New Shares") of the Company Common Stock, and (ii) a cash payment for any fractional shares (the "Fractional Share Payment"), each calculated as set forth in the first paragraph above.

     You are hereby authorized and instructed to prepare in the name of and deliver to the address indicated above (unless otherwise instructed in the following boxes) (i) a certificate or certificates representing New Shares, and
(ii) funds to which the undersigned is entitled as a result of the Transaction.

     IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A FACSIMILE HEREOF) AND ALL OTHER DOCUMENTS AND INSTRUMENTS REQUIRED HEREBY SHOULD BE MAILED OR DELIVERED TO UMB BANK, N.A. AT ONE OF THE ADDRESSES SET FORTH ABOVE.

--------------------------------------   ---------------------------------------
         SPECIAL REGISTRATION
       AND PAYMENT INSTRUCTIONS               SPECIAL DELIVERY INSTRUCTIONS

COMPLETE    ONLY    if    the    stock   COMPLETE ONLY if delivery of the stock
certificate(s)  evidencing the Company   certificate(s)  evidencing the Company
Common Stock  is/are to be  registered   Common  Stock  or a  Fractional  Share
in a  name,  or the  Fractional  Share   Payment  is to  be made OTHER than  to
Payment check is to be made payable to   the   address(es)  of  the  registered
a name,  OTHER than the name(s) of the   holder(s) appearing under "DESCRIPTION
registered  holder(s)  appearing under   OF  CERTIFICATES  SUBMITTED" on page 1
"DESCRIPTION      OF      CERTIFICATES   or, if the box immediately to the left
SUBMITTED" on page 1.                    of this box is filled  in,  OTHER than
                                         to the address appearing therein.

Issue  stock  certificate  to or  make   Mail stock  certificate  or Fractional
check payable to:                        Share Payment to:
(See instruction 4):
                                         Name _________________________________
Name _________________________________   ______________________________________
______________________________________   Address: _____________________________
Address: _____________________________   ______________________________________
______________________________________             (Please Print)
        (Please Print)

______________________________________
           (Signature)
Signature(s) guaranteed by an Eligible
Guarantor Institution:
(See Instruction 4)

Authorized Signature _________________

Name of Firm _________________________

--------------------------------------   ---------------------------------------

     Please provide your Taxpayer Identification Number (or the Taxpayer Identification Number of the person named in the "SPECIAL REGISTRATION AND PAYMENT INSTRUCTIONS" box above) in the Substitute Form W-9 below and certify (or have the person named in the "SPECIAL REGISTRATION AND PAYMENT INSTRUCTIONS" box above certify) by signing and dating below. For most individual taxpayers, the Taxpayer Identification Number is such person's Social Security Number.

------------------------------- ---------------------------------------- -----------------------------
SUBSTITUTE                      Part I-PLEASE PROVIDE YOUR TIN IN THE     ___________________________
Form W-9                        BOX AT RIGHT AND CERTIFY BY SIGNING AND     Social Security Number
Department of the Treasury      DATING BELOW:
Internal Revenue Service                                                  OR ________________________
                                                                             Employer Identification
Payor's Request for Taxpayer                                                     Number
Identification Number ("TIN")
                                                                          (If awaiting TIN write
                                                                              "Applied For")
------------------------------- ----------------------------------------------------------------------
                                Part II-For Payees NOT subject to backup withholding, see the enclosed
                                "Guidelines  for  Certification of  Taxpayer  Identification Number on
                                Substitute Form W-9" and complete as instructed therein.
------------------------------- ----------------------------------------------------------------------
CERTIFICATION-Under penalties of perjury, I certify that:
(1)  The number shown on this form is my correct taxpayer identification number
     (or I am waiting for a number to be issued to me), and

(2) I am not subject to backup withholding because either (a) I am exempt from backup withholding, (b)I have not been notified by the Internal Revenue
     Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions-You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed guidelines.) The Internal Revenue Service does not require your consent to any provision of this document other than the certificate required to avoid backup withholding.

-------------------------------------------------------------------------------------------------------
Signature: ________________________________________________   Date:____________________________________
-------------------------------------------------------------------------------------------------------

     The undersigned hereby warrants that the undersigned has full power and authority to submit, sell, assign and transfer the Old Shares evidenced by the Certificate(s) described above, and that the Old Shares are free and clear of all liens, charges and encumbrances and not subject to any adverse claim. The undersigned will, upon request, execute any additional documents necessary or desirable to complete the transfer of the Old Shares evidenced by the Certificate(s).

     All authority herein conferred shall survive the death or incapacity of the undersigned, and all obligations of the undersigned hereunder shall be binding upon the heirs, representatives, successors and assigns of the undersigned.

--------------------------------------------------------------------------------
                                                          SIGN HERE
Dated ___________________________
_________________________________      _________________________________________
  City and State where signed


                                       _________________________________________
_________________________________      Signature(s) of Stockholder(s) or Agent(s)
Telephone number (including            (Exactly as reflected on the Certificate(s).
area code)                             If signature is by trustee, executor,
                                       administrator, guardian, attorney-in-fact,
                                       officer for a corporation acting in a
                                       fiduciary or representative capacity, or
                                       other person, please set forth title.)
                                       (See Instruction 3.)
--------------------------------------------------------------------------------

                                  INSTRUCTIONS:

A. DELIVERY OF LETTERS OF TRANSMITTAL AND CERTIFICATES; MAILING OF NEW CERTIFICATE(S).

     The method of delivery of this Letter of Transmittal and the Certificate(s) to UMB Bank, n.a. is at your option and risk, but, if sent by mail, registered mail is suggested.

     The stock certificate(s) for the New Shares of the Company Common Stock and any Fractional Share Payment will be mailed by UMB Bank, n.a. as soon as practicable after the effective date of the reverse stock split and after receipt of a properly executed Letter of Transmittal together with the Certificate(s).

B.   SIGNATURE(S); CERTIFICATE(S) IN DIFFERENT NAME(S).

     1. The signature (or signatures, in the case of Certificate(s) owned by two or more holders) on this Letter of Transmittal should correspond exactly with the name(s) of the registered holder(s) as written on the face of the Certificate(s) unless such Certificate(s) has been transferred by the registered holder(s), in which event this Letter of Transmittal should be signed in exactly the same form as the name of the last transferee indicated on the transfers attached to or endorsed on the Certificate(s).

     2. The Certificate(s) need not be endorsed or accompanied by any instrument of assignment or transfer other than this Letter of Transmittal, if registered in the name of the person(s) signing this Letter of Transmittal as long as the new certificate(s) for the Company Common Stock is/are to be issued to such person(s).

     3. If this Letter of Transmittal is signed or if the endorsement on any Certificate(s) is executed by a trustee, executor, administrator, guardian, officer of a corporation, attorney-in-fact, or in any other representative or fiduciary capacity, the person signing this Letter of Transmittal or executing the endorsement must give such person's full title in such capacity and appropriate evidence of authority to act in such capacity must be forwarded with any Certificate(s).

     4. If the new certificate is to be in the name(s) of a person or persons, or the Fractional Share Payment is to be made payable to a person or persons, other than the person(s) in whose name(s) the Old Shares are registered, the signature(s) of the person(s) signing this Letter of Transmittal must be guaranteed in the "Special Registration and Payment Instructions" box by an Eligible Guarantor Institution (as defined by Rule 17Ad-15 under the Securities Exchange Act of 1934 (12 CFR 240.17Ad-15)) in the space provided.

     5. The person(s) in whose name(s) the certificate(s) evidencing New Shares is/are to be issued must supply his, her or its Taxpayer Identification Number and provide the certification contained in the "TAXPAYER IDENTIFICATION NUMBER" box on page 3 of this Letter of Transmittal. Failure to furnish the Taxpayer Identification Number and the certification will result in backup withholding on payments due, if any, to the holder.

     6. If you have any questions about the surrender of your Certificate(s) or completion of this Letter of Transmittal, please contact UMB Bank, n.a. at (800) 884-4225.

     7. If a holder wishes to receive multiple stock certificates for New Shares (for example, to simplify substantiation of the tax basis of the New Shares) such holder should attach to this Letter of Transmittal written instructions indicating the number of Company stock certificates desired and the number of shares of Company Common Stock to be represented by each Company stock certificate. All reasonable requests, as determined by the Company in its discretion, will be honored.

C.   MUTILATED, LOST, STOLEN OR DESTROYED CERTIFICATES.

If a Certificate(s) has been mutilated, lost, stolen or destroyed, you should contact UMB Bank, n.a. at (800) 884-4225 for further instructions as to obtaining a surety bond that may be required before delivery of the certificate(s) evidencing the Company Common Stock or any Fractional Share Payment.

                    EXHIBIT (D) TO DISCLOSURE DOCUMENT
                    ----------------------------------

DISSENTING STOCKHOLDERS' RIGHTS



        Pursuant to Chapter 92A (Section 300 through 500 inclusive) of the Nevada Revised Statutes ("Chapter 92A"), any stockholder of the Company is entitled to dissent to the Transaction, and obtain payment of the fair value of his shares. In the context of the Transaction, Chapter 92A provides that you may elect to have the Company purchase your pre-Reverse Split shares for a cash price that is equal to the "fair value" of such shares. The fair value of your shares means the value of such shares immediately before the effectuation of the Transaction, excluding any appreciation or depreciation in anticipation of the Transaction unless exclusion of any appreciation or depreciation would be inequitable.

        Chapter 92A is set forth in its entirety in Exhibit A to the Disclosure Document. If you wish to exercise your dissenters' rights or preserve the right to do so, you should carefully review Exhibit A to the Disclosure Document. If you fail to comply with the procedures specified in Chapter 92A in a timely manner, you may loose your dissenters' rights. Because of the complexity of those procedures, you should seek the advice of counsel if you are considering exercising your dissenters' rights.

        Within 10 days after board approval of the Reverse-Split, the Company will send a written notice (a "Dissenters' Rights Notice") to all the record stockholders of the Company. The Dissenters' Rights Notice will be accompanied by (i) a form for demanding payment from the Company that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not they acquired beneficial ownership of the shares before that date; (ii) a copy of the provisions of Chapter 92A; and (iii) a brief description of the procedures that a stockholder must follow to exercise his dissenter's rights.

        In order to maintain eligible to exercise dissenters' rights under Chapter 92A, you must take the following actions within thirty (30) days of the date that the Dissenters' Rights Notice was delivered: (i) deliver a written demand for payment on the form provided in the Dissenters' Rights Notice; (ii) certify whether you acquired beneficial ownership of the shares before the date set forth in the Dissenters' Rights Notice; and (iii) deliver the certificates representing the dissenting shares to the Company. A stockholder who demands payment and deposits his stock certificates before the Transaction is consummated retains all other rights of a stockholder until those rights are cancelled by the consummation of the Transaction.

        Within thirty (30) days after receipt of a demand for payment, the Company must pay each dissenter who complied with the provisions of Chapter 92A the amount the Company estimates to be fair value of such shares, plus interest from the effective date of the Reverse Split. The rate of interest shall be the average rate currently paid by the Company on its principal bank loans. The payment will be accompanied by the following: (i) financial statements for the Company for the year ended December 31, 2005 and the most recent interim financial statements; (ii) a statement of the Company's estimate of the fair value of the shares;
(iii) an explanation of how the interest was calculated; (iv) a statement of the dissenter's rights to demand payment for the difference between the Company's estimate of the fair value of the shares and the stockholder's estimate of the fair value of the shares; and (v) a copy of Chapter 92A. If the Company does not deliver payment within thirty (30) days of receipt of the demand for payment, the dissenting stockholder by enforce his rights by commencing an action in Clark County, Nevada or if the dissenting stockholder resides or has its registered office in Nevada, in the county where the dissenter resides or has its registered office.

        If a dissenting stockholder disagrees with the amount of the Company's payment, the dissenting stockholder may, within (30 days of such payment, (i) notify the Company in writing of this or her own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payments for the Company, or (ii) reject the offer by the Company if he or she believes that the amount offered by the Company is less than the fair value of this or her shares or that the interest due is incorrectly calculated.

        If a demand for payment remains unsettled, the Company must commence a proceeding in the Clark County, Nevada district court within sixty (60) days after receiving the demand. Each dissenter who is made a party to the proceeds shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by the Company. If a proceeding is commenced to determine the fair value of the common stock, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against the Company, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses or the counsel and experts for the respective parties, in amounts the court finds equitable if the court finds that (i) the Company did not comply with Chapter 92A or (ii) the dissenting stockholders acted arbitrarily, vexatiously or not in good faith with respect the rights of such stockholders provided by Chapter 92A.

        Capitalized terms not defined in this Exhibit shall have the meaning given to such terms in the disclosure document.

                                   D-2